As filed with the Securities and Exchange Commission on June 18, 2004

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

WOODFOREST FINANCIAL GROUP, INC.

(Exact name of registrant as specified in its charter)

Texas	6021	76-0163373
(State or other jurisdiction of Incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1330 Lake Robbins, Suite 100

The Woodlands, Texas 77380

(281) 297-1100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert E. Marling, Jr.

Chief Executive Officer

1330 Lake Robbins, Suite 100

The Woodlands, Texas 77380

(281) 297-1100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

William T. Luedke IV	Robert F. Gray, Jr.
Charlotte M. Rasche	Seth D. Wexler
Bracewell & Patterson, L.L.P.	Fulbright & Jaworski L.L.P.
711 Louisiana Street, Suite 2900	1301 McKinney, Suite 5100
Houston, TX 77002-2781	Houston, TX 77010-3095
(713) 223-2900	(713) 651-5151

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $1.00 par value	$100,000,000.00	$12,670.00

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) promulgated under the Securities Act of 1933, as amended.
(2)	Includes the offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

SUBJECT TO COMPLETION, DATED JUNE 18, 2004.

PROSPECTUS

             Shares

Woodforest Financial Group, Inc.

Common Stock

This is an initial public offering of              shares of our common stock. All of the shares of common stock offered by this prospectus are being sold by us. Prior to this offering, there has been no public market for our common stock. We currently anticipate that the initial public offering price of our common stock will be between $             and $             per share. See “Underwriting” for a discussion of the factors to be considered in determining the initial public offering price. The market price of the shares of our common stock after the offering may be higher or lower than the initial public offering price. We intend to apply to have our common stock listed on the Nasdaq National Market under the symbol “WOOD.”

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 9 to read about the factors you should consider before investing in our common stock.

	Per Share	Total
Initial Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds, Before Expenses, To Us	$	$

We have granted an over-allotment option to the underwriters of this offering. Under this option, the underwriters may elect to purchase a maximum of              additional shares of our common stock from us at the initial public offering price within 30 days following the date of this prospectus to cover over-allotments, if any.

Delivery of shares will be made on or about                     , 2004.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The securities offered hereby are not deposits or savings accounts of a bank or savings association and they are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Sole Book-Running Manager BEAR, STEARNS & CO. INC.	KEEFE, BRUYETTE & WOODS

SUNTRUST ROBINSON HUMPHREY

The date of this prospectus is                     , 2004

You should rely only on the information contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We have not authorized anyone to provide you with different information. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus or other dates stated in this prospectus. Our business, financial condition, results of operations and prospects may have changed since these dates.

We are not making an offer of these securities in any jurisdiction where the offer is not permitted. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to our common stock if the person making the offer or solicitation is not qualified to do so, or it is unlawful for you to receive such an offer or solicitation.

As used in this prospectus, the terms “Woodforest,” “company,” “we,” “us” and “our” refer to Woodforest Financial Group, Inc. and its consolidated subsidiaries, unless the context requires otherwise. When we refer to “Woodforest National Bank” or the “bank” in this prospectus, we are referring to our wholly owned subsidiary, Woodforest National Bank, a national banking association.

PROSPECTUS SUMMARY

This summary provides an overview of selected information contained elsewhere in this prospectus. Because this is a summary, it does not contain all of the information that you should consider before investing in our common stock. Therefore, you should read the following summary together with the more detailed information set forth in this prospectus, including the risks of investing in our common stock discussed in the “Risk Factors” section and our consolidated financial statements and the notes to these financial statements appearing elsewhere in this prospectus.

Although we intend to convert to a “C” corporation for federal income tax purposes immediately prior to completion of this offering, we are currently a Subchapter S corporation. Accordingly, except where we indicate otherwise, our discussion of our financial condition and results of operations does not include the effect of a federal income tax. Further, unless we indicate otherwise, the information in this prospectus assumes that the underwriters will not exercise their option to purchase additional shares to cover over-allotments.

General

We are a financial holding company headquartered in The Woodlands, Texas, a rapidly expanding community located approximately 30 miles north of Houston. Our principal subsidiary, Woodforest National Bank, provides a wide range of commercial and consumer financial products and services from 133 locations throughout Texas, 28 of which are traditional branches and 105 of which are “in-store” branches. As of March 31, 2004, we had $1.4 billion in total assets, $899.9 million in total loans, $1.2 billion in total deposits and $79.7 million in total shareholders’ equity. Based on total assets as of March 31, 2004, we are the fourth largest independent commercial banking organization headquartered in the greater Houston area.

We have experienced substantial balance sheet growth while maintaining strong profitability ratios and sound asset quality. During the three calendar years ended December 31, 2003, our compounded average annual growth was 19.6% in assets, 22.3% in loans and 18.1% in deposits. We have also grown our earnings 21.5% in that same time period. Our pre-tax return on average assets for the three months ended March 31, 2004 was 1.54%, and our pre-tax return on equity was 27.15% for that same period. While achieving this growth, we have maintained our high credit quality.

Woodforest National Bank was chartered as a community bank in 1980 in northeast Houston. In 1989, our Chairman and Chief Executive Officer, Robert E. Marling, Jr., joined our organization and initiated our successful, customer service-oriented growth strategy. At that time, we had approximately $69.0 million in total assets. We acquired National Bank of Conroe in 1995, which added $127.8 million in assets and provided us with an entry point into fast growing Montgomery County. As a strategic complement to our traditional branches, we opened our first in-store branch in a Wal-Mart in 1996. Since then, we have completed one more bank acquisition which added approximately $75.0 million in assets and greatly expanded our number of traditional and in-store branches in our primary market of Montgomery and Harris Counties and our number of in-store branches in major market areas in Texas.

Business

We conduct our financial services business from both traditional branch bank offices and branches located in stores operated by large retail chains.

Traditional Branches.    At our 28 traditional branches, all of which are currently located in our primary market, we use detailed knowledge of the local market to provide a broad array of loan and deposit products, many of which can be tailored to an individual customer’s needs. By providing these incremental services at our traditional branches, we give in-store customers access to a comprehensive suite of financial products. We originate a substantial portion of our commercial loans from our traditional branch locations, and these loans typically fund the operations of local businesses and the institutions considered most important to the community, such as schools, churches and medical facilities.

In-Store Branches.    Under a series of long-term lease agreements with Wal-Mart and, to a lesser extent, under similar arrangements with the Kroger grocery store chain and several other stores, we have opened 105 in-store branches, including 65 branches located in major market areas of Texas outside of our primary market. As the nation’s largest retailer, Wal-Mart has historically been adept at establishing stores in locations that attract a high level of foot traffic. The large customer count at these stores enables our in-store branches to receive high customer visibility, gather low cost deposits and generate fee income. As a result of our experience in this area, we have been able to reduce our average build out and premises cost of opening an in-store branch to approximately $165,000, which enables us to achieve profitability faster than at one of our new traditional branches.

Spokes and Hub Strategy.    In addition to increasing our customer base, the operation of both traditional and in-store branches strategically complement one another. For example, as a result of the product demands of our customers at those locations, our in-store branches have been a major source of fee income, while our traditional branches have been our principal source of net interest income as a result of our lending activities at those locations. In addition, the low cost deposits generated at our in-store branches, along with those at our traditional branches, are deployed to fund loans at our traditional branches. In order to maximize cross-selling opportunities and capitalize more fully on the profit potential resulting from operating both types of branches, we have begun to implement a “spokes and hub” strategy. After leading into new markets with low cost, high customer generating in-store branches, we leverage our in-store name recognition and established customer base by opening, in a proximate location, a traditional branch that offers a broad array of loan products and other financial services. When we implement our spokes and hub strategy, the combination of name recognition, fee income and low cost deposits derived from our in-store branches and the full product offerings at our traditional branches strengthens all branches comprising a particular spokes and hub network.

Service and Convenience.    We believe that we provide greater convenience and more responsive service than our competitors. Our in-store branches are open for business seven days a week (including four 24-hour locations). Our 8:00 p.m. cut-off time, the time by which customer transactions must be completed in order to be considered part of the current day’s business, allows customers additional time to receive credit for deposits, and our seven days a week check processing gives retail and business customers ready access to updated current account data. We provide our customers with the following additional products and conveniences:

•	“Absolutely Free Checking;”

•	“Second Chance Checking” (for customers with prior credit issues);

•	Free on-line banking with free bill payment;

•	Our courtesy overdraft service, which we have branded “CheckPay;”

•	Free daily e-mail notification regarding account balances;

•	Western Union money transfer;

•	Merchant services; and

•	Utility bill payment and U.S. postal services (in-store branches only).

Technology has historically played a key role in our growth strategy. We are large enough to provide the technology to support the products and services that our customers require, yet we are flexible enough to customize products to meet our customers’ needs.

Our cohesive and complementary senior management team and well-trained employees play an important role in our service-oriented growth strategy. Five of the bank’s executive officers have served previously as presidents of independent community banks and are accustomed to making quick, responsive decisions. Furthermore, we furnish special training on a regular basis to all of our employees in the areas of customer service and satisfaction. Our management is empowered and motivated to provide the highest level of personal service while maximizing profits. We provide our officers and employees with economic incentives, incentive plans and stock ownership. Through our KSOP plan, our employees are currently our third largest shareholder, owning approximately 19.0% of our common stock. As owners of our common stock, our employees are strategically aligned with our shareholders and provided incentives to conduct business with an owner’s mentality.

Market

Attractive Banking Market.    We believe that the demographic and economic characteristics of both our primary market of Montgomery and Harris Counties and the State of Texas will continue to support our growth plan. Between 2000 and 2002, Montgomery County, where we make the majority of our loans and control 19% of the total deposits, was the sixth fastest growing county in the United States among counties with populations of 250,000 or more. The Woodlands, the principal community in Montgomery County, has ranked first in Texas since 1990 in new home sales and has ranked between fourth and seventh in the United States in the last six years. Harris County, the home to Houston, the fourth largest city in the U.S., is the third largest county in the nation. Texas is the second most populous state and among the ten fastest growing states in the nation. The dollar amount of commercial bank deposits in Texas increased from $175.8 billion as of June 30, 1999 to $255.4 billion as of June 30, 2003. We believe that statistics related to projected population growth and job creation bode well for the Texas economy, which has diversified from the energy industry into the manufacturing, services and technology industries. We have focused our expansion efforts on markets with large, growing populations. Our 28 traditional branches are located in Montgomery and Harris Counties, both of which are densely populated. Of our 105 in-store branches, 40 are located in our primary market. The remaining in-store branches include three branches in counties near our primary market, 37 branches in the Dallas-Fort Worth area, 13 branches in the Austin-San Antonio region, nine branches in East Texas and three branches in West Texas. We believe that our presence in the major market areas of Texas will provide us with an opportunity to grow our commercial and consumer loans and attract deposits.

Competitive Landscape.    We believe that the current competitive landscape in Texas suits our growth strategy. Both our primary market and the State of Texas in general have experienced substantial bank industry consolidation in recent years. As a result of this consolidation, we compete with both larger super-regional institutions and local community banks. We believe that we offer quicker decisions, better service and more product flexibility than our larger competitors and broader technological capabilities than most of our smaller community competitors. We believe that our focus on customer service will continue to attract customers who are not experiencing the desired level of service and responsiveness from larger institutions or the desired level of sophistication from smaller community banks.

Strategies

Our principal growth opportunities and operating strategies are the following:

•	Capitalize on demographic growth and economic health in Texas and take advantage of the state of competition among financial institutions. The demographic and economic conditions in our primary market and other major market areas in Texas where we are located provide an attractive banking market for our products and services. We plan to attract customers whose financial services needs can no longer be served by smaller banks but still desire more personal service unavailable at larger institutions.

•	Expand our leadership position in Texas in-store operations. We plan to open 15 to 20 in-store locations in Texas during each of 2004 and 2005, focusing on major market areas such as Houston, Dallas-Fort Worth, San Antonio, Austin and other high growth areas. Through our in-store operations, we plan to continue to attract low-cost deposits, increase customer accounts, generate fees and further our name recognition.

•	Expand our spokes and hub strategy. While our in-store branches can operate profitably on a stand-alone basis, we believe that we can provide better overall customer service and strengthen all contributing branches by effecting our spokes and hub strategy. We plan to continue our market penetration by adding five to eight traditional branches in each of 2004 and 2005 in major market areas in Texas, which could include areas other than Houston. In addition, we believe that recent changes in home equity lending laws in Texas will enable us to use our vast retail network to grow our consumer loans.

•	Grow our fee income. Income from service charges on deposit accounts and other service charges and fees is our fastest growing income component, providing us with a predictable, stable source of income. Fee income constituted 25.9% of our total income for the period ended March 31, 2004. We plan to grow our fee income by continuing to attract customers at our branches.

•	Maintain high level of core deposits. From 1999 to 2003, our core deposits, comprised of our demand deposits, NOW checking, money market and savings accounts and certificates of deposit less than $100,000, increased 119.8% from $470.5 million to $1.0 billion. These low cost deposits represented 90.7% of our total deposits at March 31, 2004. Continued maintenance of our core deposit base provides us with a cost effective and stable source of funding for our earning assets.

•	Continue to maintain asset quality. We have grown and increased our profitability while maintaining excellent asset quality, and we believe that our knowledge of our lending markets and conservative loan underwriting procedures will enable us to continue to do so in the future. At March 31, 2004, our ratio of nonperforming assets to total loans and other real estate was 0.89% and our net charge-offs to average loans was 0.24%.

•	Exploit our technological experience and knowledge to maximize profitability. Since our inception, we have utilized our in-house technological expertise to drive both revenues and efficiency improvements and to optimize our systems to better attract and retain customers in our target markets through customized solutions. Further, we plan to increase our efficiency through the centralization of our operations that will occur later this year.

•	Consider suitable bank acquisitions that will complement and expand our business. In assessing potential acquisition candidates, we intend to focus on location, community demographics, credit quality, market share, culture, management and past operating performance. We have successfully integrated our two previous acquisitions and believe that we have the experience and capabilities necessary to integrate acquisitions successfully in the future.

•	Maintain active community involvement. Active community involvement by our directors, officers and employees is important to our overall success in attracting customers. Community involvement not only enhances our overall image and name recognition, but it enables us to gain knowledge of the community, which allows us to be responsive in developing products and better able to assess the level of service that we provide.

Our principal executive offices are located at 1330 Lake Robbins, Suite 100, The Woodlands, Texas 77380 and our telephone number is (281) 297-1100. Our website address is www.woodforest.com. Information contained in our website is not incorporated by reference into this prospectus and you should not consider information contained in our website as part of this prospectus.

RECENT DEVELOPMENTS

Immediately prior to the completion of this offering, we intend to take the following significant corporate actions:

•	Make a cash distribution of approximately $24.0 million to our existing shareholders prior to our conversion from a Subchapter S corporation to a “C” corporation for federal income tax purposes. We have operated as a Subchapter S corporation since 1998 and, although we have paid regular and substantial dividends on our common stock, we have accumulated certain undistributed earnings on which our existing shareholders have previously been taxed or will be subject to federal income tax through the date of our conversion to a “C” corporation. Immediately prior to the conversion, we plan to distribute these accumulated earnings to our existing shareholders;

•	Spin off the ownership interests in our wholly-owned subsidiary, Texas DCS, Ltd. (Delta Card), to our shareholders as of a record date prior to completion of this offering. We acquired Delta Card, a merchant payment processing service that provides electronic credit verification for businesses that accept major credit and debit cards, in 2001. The spin-off will be taxable to our existing shareholders but is expected to be tax-free to us and Delta Card. See “Delta Card Spin-Off;” and

•	Voluntarily terminate our status as a Subchapter S corporation and convert to a “C” corporation for federal income tax purposes.

In addition to the historical financial information provided in this prospectus, we have also included pro forma information showing our operating results and financial condition without including the operations of Delta Card and as if we had been taxed as a “C” corporation. See “Unaudited Pro Forma Consolidated Financial Information” and “Pro Forma Selected Historical Consolidated Financial Data.”

THE OFFERING

Common stock offered (1)	shares

Common stock outstanding immediately after this offering (1) (2)	shares

Use of proceeds

We intend to use approximately $24.0 million of the net proceeds we will receive from this offering to increase our capital accounts following the approximately $24.0 million cash distribution to our existing shareholders and approximately $             million to repay all or a portion of our long-term debt with a third party lender. We expect to use the remainder of the net proceeds for general corporate purposes.

Risk Factors	See “Risk Factors,” “Dilution” and other information included in this prospectus for a discussion of certain factors that you should carefully consider before investing in our common stock.

Nasdaq National Market symbol	We intend to apply to have our common stock quoted on the Nasdaq National Market under the symbol “WOOD.”

(1)	Assumes that the underwriters will not exercise their over-allotment option. If the underwriters exercise this option in full, shares of our common stock will be outstanding immediately after this offering. See “Underwriting.”
(2)	The number of shares of our common stock outstanding immediately after this offering does not include up to:

•	1,222,016 shares that we may issue upon the exercise of stock options outstanding as of March 31, 2004 at a weighted average exercise price of $10.95 per share (prior to adjustment of exercise prices for the cash distribution to our existing shareholders and the Delta Card spin-off);

•	199,360 additional shares as of March 31, 2004 that we may issue under our 1995 stock option plan; and

•	1,200,000 shares that we may issue under our 2004 stock incentive plan approved by our shareholders in June 2004.

SUMMARY PRO FORMA AND HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table summarizes our historical and pro forma consolidated financial data for the periods and at the dates indicated and should be read in conjunction with our audited consolidated financial statements, including the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 38. The summary historical financial data as of December 31, 2003 and 2002 and for each of the three years ended December 31, 2003 is derived from our audited consolidated financial statements and related notes included in this prospectus. The summary historical financial data as of December 31, 2001 is derived from our audited consolidated financial statements not included in this prospectus. The summary historical financial data as of March 31, 2004 and 2003 and for the three-month periods then ended are derived from our unaudited interim consolidated financial statements and related notes included in this prospectus. These unaudited interim financial statements include all adjustments (consisting only of normal recurring adjustments) that we consider necessary for a fair presentation of our financial position and results of operation as of the dates and for the periods indicated. Information for any interim period is not necessarily indicative of results that may be anticipated for the full year. Although we intend to convert to a “C” corporation for federal income tax purposes immediately prior to completion of this offering, we are currently a Subchapter S corporation. Accordingly, there is no federal income tax included in the historical consolidated financial information presented below.

The unaudited pro forma consolidated financial data is presented to show the impact of the distribution of our accumulated and undistributed earnings to our existing shareholders, the spin-off of Delta Card and our conversion from a Subchapter S corporation to a “C” corporation for federal income tax purposes on our historical financial position and results of operations. The unaudited pro forma consolidated financial data is intended for informational purposes only and is not necessarily indicative of our future financial position or future operating results or of our financial position or operating results that would have actually occurred if the cash distribution, the spin-off and the conversion to a “C” corporation had been effective as of the dates or for the periods presented.

	Pro Forma as of and for the Three Months Ended March 31,	Pro Forma as of and for the Year Ended December 31,	As of and for the Three Months Ended March 31,		As of and for the Years Ended December 31,
	2004(1)	2003(1)	2004	2003	2003	2002	2001
	(Unaudited)		(Unaudited)
	(in thousands, except branch and account number data)
Income Statement Data:
Interest income	$15,803	$64,451	$15,803	$16,212	$64,451	$67,669	$71,846
Interest expense	4,542	18,964	4,542	5,083	18,964	24,763	36,719

Net interest income	11,261	45,487	11,261	11,129	45,487	42,906	35,127
Provision for loan losses	860	2,945	860	625	2,945	3,250	2,200

Net interest income after provision for loan losses	10,401	42,542	10,401	10,504	42,542	39,656	32,927
Gains on sales of securities, net	560	2,873	560	1,492	2,873	4,234	5,449
Other noninterest income	13,557	48,377	33,565	28,033	124,272	104,815	81,216

Total noninterest income	14,117	51,250	34,125	29,525	127,145	109,049	86,665
Noninterest expense	19,901	72,264	39,223	33,767	145,666	125,958	104,570

Income before income taxes	4,617	21,528	5,303	6,262	24,021	22,747	15,022
Income tax expense	1,524	7,104	—	—	—	—	—

Net earnings	$3,093	$14,424	$5,303	$6,262	$24,021	$22,747	$15,022

Common Share Data(2):
Basic earnings per share	$0.18	$0.85	$0.38	$0.45	$1.71	$1.63	$1.07
Diluted earnings per share	0.18	0.84	0.37	0.44	1.69	1.62	1.07
Book value per share	4.59	4.53	5.67	5.49	5.48	5.43	4.39
Tangible book value per share(3)	3.95	1.81	2.44	2.39	2.19	2.43	1.14

	Pro Forma as of and for the Three Months Ended March 31,	Pro Forma as of and for the Year Ended December 31,	As of and for the Three Months Ended March 31,		As of and for the Years Ended December 31,
	2004(1)	2003(1)	2004	2003	2003	2002	2001
	(Unaudited)		(Unaudited)
	(in thousands, except branch and account number data)
Balance Sheet Data (at period end):
Total assets	$1,418,373	$1,352,633	$1,418,890	$1,321,724	$1,353,273	$1,281,375	$1,218,635
Securities	212,344	221,342	212,344	252,183	221,342	268,712	284,256
Loans (including loans held for sale)	899,922	866,459	899,922	797,503	866,459	793,951	688,315
Allowance for loan losses	(10,413)	(10,096)	(10,413)	(9,309)	(10,096)	(8,957)	(7,090)
Total deposits	1,242,718	1,177,156	1,242,718	1,164,732	1,177,156	1,129,154	1,082,362
Borrowings and note payable	90,835	91,205	90,835	75,835	91,205	71,620	69,410
Total shareholders’ equity	77,982	76,915	79,682	77,099	76,915	76,278	60,600

Selected Financial Ratios and Other Data:
Performance Ratios and Other Data:
Return on average assets	1.34%	1.09%	1.54%	1.95%	1.82%	1.80%	1.36%
Return on average equity	16.06	18.93	27.15	33.12	31.53	33.13	25.89
Net interest margin	3.93	4.11	3.93	4.15	4.11	4.00	3.66

Fee income per deposit account(4)	$240.27	$231.31	$240.27	N/A (9)	$231.31	$211.54	$161.79
Fee income to total revenue(5)	54.63%	51.54%	74.88%	71.58%	73.21%	70.96%	69.81%

Core deposits to total deposits	90.70%	91.70%	90.70%	91.70%	91.60%	87.00%	89.70%
Loans to deposits	72.42	73.61	72.42	68.47	73.61	70.31	63.59
Average investment securities to average earning assets	18.80	22.25	18.80	23.92	22.25	25.30	23.32

Asset Quality Ratios(6):
Nonperforming assets to total loans and other real estate	0.89%	1.32%	0.89%	1.16%	1.32%	1.16%	0.71%
Net charge-offs to average loans	0.24	0.22	0.24	0.14	0.22	0.19	0.13
Allowance for loan losses to total loans	1.16	1.17	1.16	1.17	1.17	1.13	1.03
Allowance for loan losses to nonperforming loans(7)	259.67	154.97	259.67	341.47	154.97	110.38	179.09

Capital Ratios(8):
Leverage ratio			5.99%	5.89%	5.88%	5.79%	4.36%
Average shareholders’ equity to average total assets			5.67	5.89	5.77	5.43	5.27
Tier 1 risk-based capital ratio			8.06	8.32	7.80	8.43	6.62
Total risk-based capital ratio			11.07	10.89	11.16	11.08	10.23

Branch Locations (Unaudited):
Traditional	28	26	28	25	26	25	24
In-store	105	102	105	88	102	85	64

Total	133	128	133	113	128	110	88

Number of deposit accounts(4)	170,922	155,390	170,922	N/A (9)	155,390	132,636	104,637

(1)	Includes the pro forma effect of federal income tax on our earnings as if we were a “C” corporation at the rate of 33%.
(2)	Adjusted for a four-for-one stock split effective September 12, 2001 and a three-for-one stock split effective July 1, 2000.
(3)	Calculated by dividing total assets, less total liabilities, goodwill and intangible assets, by shares outstanding at end of period.
(4)	For these purposes, deposit accounts exclude money market and time deposits.
(5)	Calculated by dividing noninterest income (excluding securities gains) by the sum of net interest income plus noninterest income (excluding securities gains).
(6)	At period end, except for net charge-offs to average loans, which is for periods ended at such dates.
(7)	Nonperforming loans consist of nonaccrual loans, loans contractually past due 90 days or more and restructured loans.
(8)	At period end, except for average shareholders’ equity to average total assets, which is for periods ended at such dates.
(9)	Information for the three months ended March 31, 2003 is not available.

RISK FACTORS

An investment in our common stock involves risks. We describe below the material risks and uncertainties that affect our business. Before making an investment decision, you should carefully read and consider all of these risks and all other information contained in this prospectus. If any of the risks described in this prospectus occur, our financial condition and results of operations could be materially and adversely affected. If this were to happen, the value of our common stock could decline significantly, and you could lose all or part of your investment.

Risks Associated With Us

Our allowance for loan losses may not be sufficient to cover actual loan losses, which could adversely affect our results of operations.

As a lender, we are exposed to the risk that our loan customers may not repay their loans according to their terms and that the collateral securing the payment of these loans may be insufficient to assure repayment. We may experience significant loan losses which could have a material adverse effect on our operating results. Management makes various assumptions and judgments about the collectibility of our loan portfolio, which are based, in part, on:

•	current economic conditions and their estimated effects on specific borrowers;

•	an evaluation of the existing relationships among loans, potential loan losses and the present level of the allowance;

•	results of examinations of our loan portfolios by regulatory agencies; and

•	management’s internal review of the loan portfolio.

We maintain an allowance for loan losses in an attempt to cover loan losses inherent in our loan portfolio. Additional loan losses will likely occur in the future and may occur at a rate greater than we have experienced to date. In determining the size of the allowance, we rely on an analysis of our loan portfolio, our experience and our evaluation of general economic conditions. If our assumptions prove to be incorrect, our current allowance may not be sufficient. In addition, adjustments may be necessary to allow for unexpected volatility or deterioration in the local or national economy. Material additions to the allowance would materially decrease our net income.

In addition, federal regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs, based on judgments different than those of our management. Any increase in our loan allowance or loan charge-offs as required by these regulatory agencies could have a material adverse effect on our results of operations.

A large percentage of our loans are collateralized by real estate, and an adverse change in the real estate market may result in losses and adversely affect our profitability.

Approximately 80.0% of our loan portfolio as of March 31, 2004 was comprised of loans collateralized by real estate. An adverse change in the economy affecting values of real estate generally or in our primary market specifically could significantly impair the value of our collateral and our ability to sell the collateral upon foreclosure. In the event of a default with respect to any of these loans, amounts received upon sale of the collateral may be insufficient to recover outstanding principal and interest on the loan. As a result, our profitability could be negatively impacted by an adverse change in the real estate market.

We may be responsible for environmental claims with respect to properties to which we take title.

In the course of our business, we may foreclose on and take title to real property that secures our loans. These properties could be subject to environmental liabilities. There is a risk that hazardous substances or wastes, contaminants, pollutants or other environmentally restricted substances could be discovered on our foreclosed properties. In this event, we might be required to remove the substances from the affected properties or to engage in abatement procedures at our sole cost and expense. Potential environmental liability could include the cost of remediation and also damages for any injuries caused to third parties. We cannot assure you that the cost of removal or abatement would not substantially exceed the value of the affected properties or the loans secured by those properties, that we would have adequate remedies against prior owners or other responsible parties or that we would be able to resell the affected properties either prior to or following completion of any such removal or abatement procedures. Currently, we are not, and none of our subsidiaries is, a party to any pending legal proceeding under any environmental statute, nor are we aware of any instances that may give rise to such liability.

Our business is subject to interest rate risk and fluctuations in interest rates may adversely affect our earnings.

The majority of our assets and liabilities are monetary in nature and subject to risk from changes in interest rates. Like most financial institutions, our earnings and profitability depend significantly on our net interest income, which is the difference between interest income on interest-earning assets, such as loans and investment securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings. We expect that we will periodically experience “gaps” in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. As of March 31, 2004, we were asset sensitive, meaning that our interest-earning assets were more sensitive to changes in market interest rates than our interest-bearing liabilities. If market interest rates should move contrary to our position, this “gap” will work against us, and our earnings may be negatively affected. We are unable to predict or control fluctuations of market interest rates, which are affected by many factors, including the following:

•	inflation;

•	recession;

•	changes in unemployment;

•	the money supply; and

•	international disorder and instability in domestic and foreign financial markets.

Our asset-liability management strategy may not be able to control our risk from changes in market interest rates, and it may not be able to prevent changes in interest rates from having a material adverse effect on our results of operations and financial condition.

We must effectively manage our credit risk.

We undertake risks in making any loan, including risks with respect to nonpayment of loans, the period of time over which the loan may be repaid, risks resulting from changes in economic and industry conditions, risks inherent in dealing with individual borrowers and risks resulting from uncertainties as to the future value of collateral. We cannot assure you that our attempts to minimize our credit risk by carefully monitoring the concentration of our loans within specific industries and our loan application approval procedures will reduce these lending risks.

If we are not able to maintain our historical rate of growth, we may not be able to maintain our historical earnings trends.

To achieve our past levels of growth, we have initiated internal growth programs centered on developing new customer accounts through the establishment of traditional and in-store branches. We have also completed several bank acquisitions. We may not be able to sustain our historical rate of growth or may not even be able to grow at all. In addition, we may not be able to obtain financing necessary to fund additional growth. Various factors, such as economic conditions and competition, may impede or prohibit our opening of new branch offices. We may not be able to find suitable candidates for acquisition. Further, any inability to attract and retain experienced bankers may adversely affect our internal growth. If we are not able to maintain our historical rate of growth, we may not be able to maintain our historical earnings trends.

If we are unable to manage our growth effectively, our operations could be negatively affected.

We intend to continue our current growth strategy. Companies such as us that experience rapid growth face certain risks and difficulties, including:

•	finding suitable markets for expansion;

•	attracting funding to support additional growth;

•	maintaining asset quality;

•	funding start-up costs associated with opening new branches;

•	attracting and retaining qualified management; and

•	maintaining adequate regulatory capital.

If we do not manage our growth effectively, our business, financial condition, results of operations and future prospects could be negatively affected, and we may not be able to continue to implement our business strategy and successfully conduct our operations.

Our inability to open additional in-store branches and operate in our existing in-store branches could significantly impact our ability to grow.

A key part of our growth strategy is to expand our Texas in-store operations. As of March 31, 2004, we operated 105 in-store branches, 85 of which are located in Wal-Mart stores and the remainder of which are located in Kroger grocery stores and several other stores. We have entered into a master sublease agreement with Wal-Mart and license agreements with the other chains that govern our lease of space at each store in which we maintain a branch. While we have lease agreements for the stores in which we currently maintain branches, neither Wal-Mart nor any of the other stores is obligated to provide us with space to open branches in additional stores. These lease and license agreements also generally contain customary default and termination provisions in favor of the lessor or licensor. If we are unable to open additional in-store branches or continue operating in our existing in-store branches, an important part of our growth strategy could be negatively impacted. As a result, our results of operation and financial condition could be adversely affected.

After our spin off of Delta Card, we will not have available a historical source of income.

In order to simplify our business plan, immediately prior to the completion of this offering, we intend to spin off the ownership interests in our subsidiary, Delta Card, to our existing shareholders of record as of a date preceding the completion of this offering. Delta Card’s operations provided us with pre-tax net income of $2.5 million, $1.7 million and $1.1 million in 2003, 2002 and 2001, respectively. This is a source of income that we will not have available to us after completion of the offering. We have included in this prospectus pro forma financial information reflecting our results of operations excluding the net pre-tax income generated by Delta Card. See “Pro Forma Selected Historical Consolidated Financial Data” and “Unaudited Pro Forma Consolidated Financial Information.”

Our profitability depends significantly on economic conditions in our primary market.

Our profitability depends on the general economic conditions in our primary market. Unlike larger banks that are more geographically diversified, we provide banking and financial services to customers primarily in Montgomery and Harris Counties, and to a lesser extent other major market areas in Texas. The local economic conditions in these areas have a significant impact on our commercial, real estate, construction and consumer loans, the ability of the borrowers to repay these loans and the value of the collateral securing these loans. A significant decline in general economic conditions caused by inflation, recession, acts of terrorism, an outbreak of hostilities or other international or domestic calamities, unemployment or other factors beyond our control could impact these local economic conditions and could negatively affect the profitability of our operations.

We depend on our management team, and the loss of our executive officers or other key employees could impair our relationship with our customers and adversely affect our financial condition and results of operations.

A key factor to our success is the continued service and skills of certain members of our management team, including Robert E. Marling, Jr., Michael H. Richmond, M. Ann Thomas, George V. Sowers, Jr. and other senior officers. The unexpected loss of services of one or more of these key personnel could have an adverse impact on our business because of the loss of their skills, knowledge of our market, years of industry experience and the difficulty of promptly finding qualified replacement personnel.

An interruption in or breach in security of our information systems may result in a loss of customer business.

We rely heavily on communications and information systems to conduct our business. Any failure or interruptions or breach in security of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposits, servicing or loan origination systems. We cannot assure you that such failures or interruptions will not occur or, if they do occur, that they will be adequately addressed by us. The occurrence of any failures or interruptions could result in a loss of customer business and have a material adverse effect on our results of operations and financial condition.

Terrorist activities could cause reductions in investor confidence and substantial volatility in the securities markets, which could adversely affect the trading price of our common stock.

It is not possible to predict the extent to which terrorist activities may occur in the United States or, if they occur, their effect on a particular issuance of securities. It is also uncertain what affects any past or future terrorist activities and any consequent actions on the part of the United States government and others will have on the United States and world financial markets and local, regional and national economies. Among other things, reduced investor confidence could result in substantial volatility in securities markets and a decline in general economic conditions. These unexpected events could materially affect our results of operations and adversely affect the trading price of our common stock.

Risks Associated With Our Industry

We face strong competition from other financial institutions and financial service companies, which could adversely affect our financial condition and results of operations.

The banking business is highly competitive, and our profitability depends heavily on our ability to compete in our markets with other financial institutions and financial service companies offering products and services similar to those offered by us. We face vigorous competition from banks and other financial institutions, including savings and loan associations, savings banks, finance companies and credit unions. A number of these banks and other financial institutions have substantially greater resources and lending limits, larger branch systems and a wider array of banking services than we have. We also compete with other providers of financial services, such as money market mutual funds, brokerage firms, consumer finance companies, insurance companies and governmental organizations, which may offer more favorable financing than we can. Some of our nonbank competitors are not subject to the same extensive regulations that govern us. This competition may reduce or limit our margins on banking services, reduce our market share and adversely affect our results of operations and financial condition. See “Business—Competition.”

We operate in a highly regulated environment and as a result, are subject to extensive regulation and supervision that could adversely affect our financial performance, and may also be adversely affected by changes in federal, state and local laws and regulations.

We are subject to extensive regulation, supervision and examination by federal banking authorities. Any change in applicable regulations or federal or state legislation could have a substantial impact on us and

Woodforest National Bank, and our respective operations. Additional legislation and regulations may be enacted or adopted in the future that could significantly affect our powers, authority and operations or the powers, authority and operations of Woodforest National Bank, which could have a material adverse effect on our financial condition and results of operations. Further, regulators have significant discretion and power to prevent or remedy unsafe or unsound practices or violations of laws by banks and bank holding companies in the performance of their supervisory and enforcement duties. The exercise of this regulatory discretion and power may have a negative impact on us. See “Supervision and Regulation.”

Risks Associated With Our Common Stock

After completion of the offering, our management and employees will continue to own a significant percentage of our common stock, allowing management certain control over our corporate affairs.

After the completion of this offering, our executive officers, directors and employee profit sharing plan will beneficially own             % of the outstanding shares of our common stock, and approximately             % of such shares of our common stock if the underwriters’ over-allotment option is fully exercised. Accordingly, these executive officers, directors and employees will be able to influence, to a significant extent, the outcome of all matters required to be submitted to our shareholders for approval, including decisions relating to the election of directors, the determination of our day-to-day corporate and management policies and other significant corporate transactions. See “Management,” “Beneficial Stock Ownership by Principal Shareholders and Management” and “Description of Our Capital Stock.”

Purchasers of our common stock will experience immediate dilution.

If you purchase shares of our common stock in this offering, you will experience immediate dilution of approximately             % in your investment, in that our tangible book value after the offering will be approximately $             compared with an assumed initial public offering price of $             per share (which is the mid-point of the offering range). See “Dilution.”

There has been no prior public market for our common stock, and there is no assurance that once listed on Nasdaq a market will develop for our common stock.

Prior to the offering, there has been no public market for our shares of common stock. We intend to apply to have our common stock quoted on the Nasdaq National Market under the symbol “WOOD.” One of the requirements for trading on the Nasdaq National Market is that there be at least three registered market makers in our common stock before trading can commence. Making a market involves maintaining bid and asked quotations for our common stock and being available as a principal to effect transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of willing buyers and sellers of our common stock at any given time, which presence is dependent upon the individual decisions of investors over which neither we nor any market maker has any control. Nonetheless, there can be no assurance that an active public market will develop or be sustained after the offering or that if such a market develops, investors in our common stock will be able to resell their shares at or above the initial public offering price.

Our determination of the market price of our common stock may not be indicative of its market price after this offering and our market price may decline.

The initial public offering price of shares of our common stock will be determined by negotiations between us and the underwriters, does not necessarily bear any relationship to our book value, past operating results, financial condition or other established criteria of value and may not be indicative of the market price of our common stock after this offering. We expect to determine the public offering price based on a variety of factors, including:

•	prevailing market and general economic conditions;

•	the market capitalizations, trading histories and stages of development of other traded companies that the underwriters believe comparable to us;

•	our results of operation in recent periods;

•	our current financial position;

•	estimates of our business potential and prospects;

•	an assessment of our management;

•	the present state of our development; and

•	the availability for sale in the market of a significant number of shares of common stock.

The stock market has experienced significant price and volume volatility in recent years. These market fluctuations may be unrelated to the operating performance of particular companies whose shares are traded and may adversely affect the market price of our common stock. In addition, future sales of our common stock could depress the price of our common stock. There can be no assurance that the market price of our common stock will not decline below the initial public offering price.

We currently do not intend to pay dividends on our common stock. In addition, our future ability to pay dividends is subject to restrictions.

We do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future following this offering. We have operated as a Subchapter S corporation since January 1, 1998, and as such, have paid regular and substantial dividends on our common stock. Immediately prior to completion of this offering, we intend to terminate our status as a Subchapter S corporation. We cannot assure you that we will pay any dividends in the future, and if we decide to do so, any dividends paid would very likely be much less than the dividends paid while we operated as a Subchapter S corporation. It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company’s ability to serve as a source of strength to its banking subsidiaries.

We have issued an aggregate of $46.4 million in junior subordinated debentures to our five wholly-owned subsidiary trusts. We pay interest on the debentures, which is used by the trusts to pay distributions on the trust preferred securities issued by them. The indenture governing the issuance of each of these debentures provides that in the event we fail to make an interest payment on the debentures, we are prohibited from paying dividends on our common stock until all debenture interest payments are current. Accordingly, if we are unable to pay interest on these debentures, we will be unable to pay dividends on our common stock.

Our principal source of funds to pay dividends on our common stock will be cash dividends that we receive from Woodforest National Bank. The payment of dividends by Woodforest National Bank to us is subject to certain restrictions imposed by federal banking laws, regulations and authorities. The federal banking statutes prohibit federally insured banks from making any capital distributions (including a dividend payment) if, after making the distribution, the institution would be “under-capitalized” as defined by statute. In addition, the relevant federal regulatory agencies have authority to prohibit an insured bank from engaging in an unsafe or unsound practice, as determined by the agency, in conducting an activity. The payment of dividends could be deemed to constitute such an unsafe or unsound practice, depending on the financial condition of Woodforest National Bank. Regulatory authorities could impose administratively stricter limitations on the ability of Woodforest National Bank to pay dividends to us if such limits were deemed appropriate to preserve certain capital adequacy requirements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition—Capital Resources” and “Supervision and Regulation—Woodforest National Bank.”

Our corporate organizational documents and the provisions of Texas law to which we are subject may delay or prevent a change in control of our company that you may favor.

Our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws contain certain provisions which may delay, discourage or prevent an attempted acquisition or change of control of our company that you may favor. These provisions include:

•	a board of directors classified into three classes of directors with the directors of each class having staggered, three year terms;

•	a provision that any special meeting of our shareholders may be called only by a majority of the board of directors, the Chairman of the Board, the Chief Executive Officer, the President or the holders of at least 33% of our shares entitled to vote at the meeting;

•	a provision establishing certain advance notice procedures for nomination of candidates for election as directors and for shareholder proposals to be considered at an annual or special meeting of shareholders;

•	a provision that denies shareholders the right to amend our Bylaws; and

•	the ability of our board of directors to issue shares of preferred stock, $1.00 par value per share, without shareholder approval and upon such terms as our board of directors may determine. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions, financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a controlling interest in us.

In addition, certain provisions of Texas law, including a provision which restricts certain business combinations between a Texas corporation and certain affiliated shareholders, may delay, discourage or prevent an attempted acquisition or change in control of the company. See “Description of Our Capital Stock—Preferred Stock,” and “—Texas Law and Certain Provisions of the Articles of Incorporation and Bylaws.”

Future sales of our common stock could depress the price of our common stock, and sales of a substantial number of shares of our common stock in the public market by our shareholders after this offering, or the perception that these sales are likely to occur, could cause the market price of our common stock to decline.

Upon completion of this offering, we will have outstanding              shares of our common stock. In addition, 1,421,376 shares are reserved for issuance to our directors, officers and employees under our stock option plans. Of these shares, approximately              shares, including the shares sold in this offering, may be traded, without restrictions, in the public market immediately after this offering is completed. Approximately              shares will become freely tradable subject to the volume restrictions of Rule 144 and the lock-up agreements described below in                     , 2004 and                     , 2004, respectively. Upon the expiration of the lock-up agreements entered into by our directors, officers and certain other significant shareholders in connection with the offering, which will occur 180 days from the date of this prospectus, approximately              additional shares will be eligible for sale in the public market, subject, in the case of our affiliates, to the volume restrictions of Rule 144 under the Securities Act. Following the completion of this offering, we also intend to file a registration statement on Form-S-8 under the Securities Act covering the              shares of our common stock reserved for issuance under our stock option plans as of                     , 2004. Accordingly, subject to applicable vesting requirements and exercise with respect to options, shares registered under that registration statement will be available for sale in the open market immediately after the 180-day lock-up agreements expire. See “Dilution” and “Shares Eligible For Future Sale.”

SPECIAL CAUTIONARY NOTICE REGARDING

FORWARD-LOOKING STATEMENTS

A number of presentations and disclosures in this prospectus, including any statements preceded by, followed by or which include the words “anticipate,” “believe,” “continue,” “expect,” “estimate,” “intend,” “may,” “will,” “should,” “could,” “hope,” “might,” “assume” and similar words constitute forward-looking statements. These statements discuss future expectations, activities or events and are subject to a number of risks and uncertainties, many of which are beyond our control. Important factors that could cause actual results or developments to differ materially from estimates or projections contained in forward-looking statements include:

•	general business and economic conditions in the markets we serve, which may be less favorable than anticipated;

•	changes in market rates and prices, which may impact the value of securities, loans, deposits and other financial instruments;

•	legislative or regulatory developments, including changes in laws concerning taxes, banking, securities, insurance and other aspects of the financial securities industry;

•	increase in competitive factors including product and pricing pressures among financial services organizations;

•	our ability to expand and grow our business and operations, including the establishment of additional branches and acquisition of additional banks, and our ability to realize the cost savings and revenue enhancements we expect from such activities; and

•	fiscal and governmental policies of the United States federal government.

For other factors, risks and uncertainties that could cause actual results to differ materially from estimates and projections contained in forward-looking statements, please read the “Risk Factors” section of this prospectus.

Forward-looking statements are not guarantees of performance or results. A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe we have chosen these assumptions or bases in good faith and that they are reasonable. We caution you, however, that assumptions or bases almost always vary from actual results, and the differences between assumptions or bases and actual results can be material. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. These statements speak only as of the date of this prospectus (or earlier to the extent applicable). We have no duty, and do not intend to, update these statements unless applicable laws require us to do so.

USE OF PROCEEDS

We estimate that we will receive approximately $             million in net proceeds from the sale of our common stock in this offering, based on an assumed initial offering price of $             per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $             million.

We plan to use the net proceeds from this offering as follows:

•	approximately $24.0 million to increase our capital accounts following the cash distribution to our shareholders immediately prior to this offering of our accumulated and undistributed earnings on which they have been or will be subject to federal income tax;

•	approximately $ million to repay all or a portion of our indebtedness to a third party lender; and

•	any remainder for general corporate purposes, including contributions to the capital of Woodforest National Bank, investments in earning assets, the opening of additional traditional and in-store branches and for possible acquisitions of financial institutions.

The indebtedness to be repaid is the $33.1 million outstanding balance as of March 31, 2004 of a $41.9 million term loan from U.S. Bank, St. Louis, Missouri. The loan bears interest, payable quarterly, at a rate equal to the prime rate as posted in the Wall Street Journal minus 1%. The loan matures on March 3, 2006 and requires a quarterly principal payment of $1.1 million plus accrued interest. Our obligations under the loan are secured by a pledge of all of the shares of capital stock of our subsidiary, Woodforest National Bank.

The precise amount and timing of the application of the net proceeds from this offering depends on many factors, including, but not limited to, the amount of any such proceeds and actual funding requirements. Until the proceeds are used, we may invest the proceeds, depending on our cash flow requirements, in short and long-term investments including, but not limited to, treasury bills, commercial paper, certificates of deposit, securities issued by U. S. government agencies, money market funds, repurchase agreements and other similar investments.

OUR POLICY REGARDING DIVIDENDS

We currently do not anticipate paying any cash dividends on our common stock for the foreseeable future. Holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for that purpose. We cannot assure you that we will pay any amount of dividends in the future.

For a foreseeable period of time, the principal source of our cash revenues will be dividends paid by Woodforest National Bank with respect to its capital stock. There are certain restrictions on the payment of these dividends imposed by federal banking laws, regulations and authorities. Regulatory authorities could impose administratively stricter limitations on the ability of Woodforest National Bank to pay dividends to us if such limits were deemed appropriate to preserve certain capital adequacy requirements. See “Supervision and Regulation—Woodforest National Bank.”

The declaration and payment of dividends on our common stock will depend upon our earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, our ability to service any equity or debt obligations senior to the common stock and other factors deemed relevant by our board of directors.

We have issued an aggregate of $46.4 million in junior subordinated debentures to our five wholly-owned subsidiary trusts. We pay interest on the debentures, which is used by the trusts to pay distributions on the trust preferred securities issued by them. The indenture governing the issuance of each of these debentures provides that in the event we fail to make an interest payment on the debentures, we are prohibited from paying dividends on our common stock until all debenture interest payments are current. Accordingly, if we are unable to pay interest on these debentures, we will be unable to pay dividends on our common stock.

CAPITALIZATION

The following table sets forth our unaudited consolidated capitalization at March 31, 2004:

•	on an actual basis;

•	on a pro forma basis to give effect to:

•	the proposed distribution to our existing shareholders of our accumulated and undistributed earnings on which they have been or will be subject to federal income tax in connection with our conversion from a Subchapter S corporation to a “C” corporation;

•	the proposed spin-off of Delta Card to our shareholders as of a record date prior to completion of this offering;

•	additional federal income tax to be incurred upon our conversion from a Subchapter S corporation to a “C” corporation; and

•	the proposed issuance of shares of our common stock in this offering and the application of the net proceeds from the sale of the shares, at an assumed offering price of $ , net of the underwriting discounts and commissions of $ and other estimated offering expenses of $ , in order to increase our capital accounts after the cash distribution to our existing shareholders and the spin-off of Delta Card; and

•	on an as adjusted basis to give effect to the sale of the shares of our common stock offered by this prospectus, assuming the underwriter’s over-allotment is not exercised, at an assumed offering price of $ per share (the mid-point of the estimated offering range), net of underwriting discounts and commissions and other estimated offering expenses.

The following data should be read in conjunction with the financial information included in this prospectus, including our historical consolidated financial statements and related notes.

	March 31, 2004
	Actual	Pro Forma	As Adjusted for the Offering
	(dollars in thousands)
	(unaudited)
Indebtedness:
Federal Home Loan Bank advances	$10,000
Note payable	33,064
Subordinated debentures due 2004 through 2006	550
Subordinated debentures due 2006	827
Junior subordinated debentures	46,394

Total indebtedness	$90,835

Shareholders’ equity:
Preferred stock, $1.00 par value, 1,000,000 shares authorized, no shares issued and outstanding	$—
Common stock, $1.00 par value, 50,000,000 shares authorized, 14,290,712 shares issued and 14,050,110 shares outstanding; shares issued and shares outstanding, as adjusted	14,291
Additional paid-in capital	7,873
Retained earnings	58,850
Accumulated other comprehensive gain	1,074
Less treasury stock (at cost)	(2,406)

Total shareholders’ equity	$79,682

Total capitalization	$170,517

Consolidated capital ratios:
Average equity to average total assets	5.67%
Tier 1 risk-based capital ratio	8.06
Total risk-based capital ratio	11.07
Leverage ratio	5.99

DILUTION

If you invest in our common stock, your interest will be diluted to the extent that the initial public offering price per share of our common stock exceeds the pro forma net tangible book value per share of our common stock immediately after this offering.

Our pro forma net tangible book value as of March 31, 2004 was $79.7 million, or $2.04 per share of our common stock. Pro forma net tangible book value per share represents the difference between total assets, less intangible assets and goodwill, and total liabilities, divided by the pro forma number of shares of common stock outstanding.

Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after the offering. After giving effect to our sale of              shares of common stock in this offering at an assumed initial public offering price of $             per share, not including possible issuance of an additional              shares pursuant to the underwriters’ over-allotment, and after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of March 31, 2004 would have been $             million, or $             per share. This represents an immediate increase in pro forma net tangible book value to existing shareholders of $             per share and an immediate dilution of $             per share to new investors.

The following table illustrates this per share dilution:

Assumed initial offering price per share (the mid-point of the estimated offering range)	$
Pro forma net tangible book value per share at March 31, 2004
Increase in net tangible book value per share attributable to new investors
Pro forma net tangible book value per share after the offering
Dilution per share to new investors	$

The following table compares, as of March 31, 2004 on the pro forma basis described above, the initial public offering price of shares of our common stock with the cost to our directors, executive officers and affiliates of shares of our common stock that they acquired from us within the past five years:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Directors, executive officers and affiliates	251,147		$957,561		$3.81
New investors
Total

The computations in the above tables do not take into account shares of our common stock that may be issued upon the exercise of stock options after March 31, 2004, including:

•	1,222,016 shares that we may issue upon the exercise of stock options outstanding as of March 31, 2004 at a weighted average exercise price of $10.95 per share (prior to adjustment of the exercise price for the cash distribution to existing shareholders and the Delta Card spin-off);

•	199,360 additional shares as of March 31, 2004 that we may issue under our 1995 stock option plan; and

•	1,200,000 shares that we may issue under our 2004 stock incentive plan approved by our shareholders in June 2004.

If all options outstanding as of March 31, 2004 were exercised on the date of completion of the offering, new investors purchasing shares of our common stock in this offering would suffer dilution per share of $            .

BUSINESS

General

We are a Texas corporation and a financial holding company headquartered in The Woodlands. We were organized in 1985 as a bank holding company for our principal subsidiary, Woodforest National Bank, which provides a wide range of commercial and consumer financial products and services from 133 locations throughout Texas, 28 of which are traditional branches and 105 of which are “in-store” branches. As of March 31, 2004, we had $1.4 billion in total assets, $899.9 million in total loans, $1.2 billion in total deposits and $79.7 million in total shareholders’ equity. Based on total assets as of March 31, 2004, we are the fourth largest independent commercial banking organization headquartered in the greater Houston area.

History

Woodforest National Bank was chartered as a community bank in 1980 in northeast Houston. In 1989, our Chairman and Chief Executive Officer, Robert E. Marling, Jr., joined our organization and initiated our successful, customer service-oriented growth strategy. At that time, we had approximately $69.0 million in total assets. We acquired National Bank of Conroe in 1995, which added $127.8 million in assets and provided us with an entry point into fast growing Montgomery County. As a strategic complement to our traditional branches, we opened our first in-store branch in a Wal-Mart in 1996. Since then, we have completed one more bank acquisition which added approximately $75.0 million in assets and greatly expanded our number of traditional and in-store branches in our primary market of Montgomery and Harris Counties and our number of in-store branches in major market areas in Texas.

Business

We conduct our financial services business from both traditional branch banks and branches located in stores operated by large retail chains.

Traditional Branches.    At our 28 traditional branches, all of which are currently located in our primary market, we use detailed knowledge of the local market to provide a broad array of loan and deposit products, many of which can be tailored to an individual customer’s needs. By providing these incremental services at our traditional branches, we give in-store customers access to a comprehensive suite of financial products. We originate a substantial portion of our commercial loans from our traditional branch locations, and these loans typically fund the operations of local businesses and the institutions considered most important to the community, such as schools, churches and medical facilities.

In-Store Branches.    Under a series of long-term lease agreements with Wal-Mart and, to a lesser extent, under similar arrangements with the Kroger grocery store chain and several other stores, we have opened 105 in-store branches, including 65 branches located in major market areas of Texas outside of our primary market. As the nation’s largest retailer, Wal-Mart has historically been adept at establishing stores in locations that attract a high level of foot traffic. The large customer count at these stores enables our in-store branches to receive high customer visibility, gather low cost deposits and generate fee income. As a result of our experience in this area, we have been able to reduce our average build out and premises cost of opening an in-store branch to approximately $165,000, which enables us to achieve profitability faster than at one of our new traditional branches.

Spokes and Hub Strategy.    In addition to increasing our customer base, the operation of both traditional and in-store branches strategically complement one another. For example, as a result of the product demands of our customers at those locations, our in-store branches have been a major source of fee income, while our traditional branches have been our principal source of net interest income as a result of our lending activities at those locations. In addition, the low cost deposits generated at our in-store branches, along with those at our traditional branches, are deployed to fund loans at our traditional branches. In order to maximize cross-selling opportunities and capitalize more fully on the profit potential resulting from operating both types of branches, we have begun to implement a “spokes and hub” strategy. After leading into new markets with low cost, high customer generating in-store branches, we leverage our in-store name recognition and established customer base by opening, in a proximate location, a traditional branch that offers a broad array of loan products and other financial services. When we implement our spokes and hub strategy, the combination of name recognition, fee income and low cost deposits derived from our in-store branches and the full product offerings at our traditional branches strengthens all branches comprising a particular spokes and hub network.

Service and Convenience.    We believe that we provide greater convenience and more responsive service than our competitors. Our in-store branches are open for business seven days a week (including four 24-hour locations). Our 8:00 p.m. cut-off time, the time by which customer transactions must be completed in order to be considered part of the current day’s business, allows customers additional time to receive credit for deposits, and our seven days a week check processing gives retail and business customers ready access to updated current account data. We provide our customers with the following additional products and conveniences:

•	“Absolutely Free Checking;”

•	“Second Chance Checking” (for customers with prior credit issues);

•	Free on-line banking with free bill payment;

•	Our courtesy overdraft service, which we have branded “CheckPay;”

•	Free daily e-mail notification regarding account balances;

•	Western Union money transfer;

•	Merchant services; and

•	Utility bill payment and U.S. postal services (in-store branches only).

Technology has historically played a key role in our growth strategy. We are large enough to provide the technology to support the products and services that our customers require, yet we are flexible enough to customize products to meet our customers’ needs.

Our cohesive and complementary senior management team and well-trained employees play an important role in our service-oriented growth strategy. Five of the bank’s executive officers have served previously as presidents of independent community banks and are accustomed to making quick, responsive decisions. Furthermore, we furnish special training on a regular basis to all of our employees in the areas of customer service and satisfaction. Our management is empowered and motivated to provide the highest level of personal service while maximizing profits. We provide our officers and employees with economic incentives, incentive plans and stock ownership. Through our KSOP plan, our employees are currently our third largest shareholder, owning approximately 19.0% of our common stock. As owners of our common stock, our employees are strategically aligned with shareholders and provided incentives to conduct business with an owner’s mentality.

Market

Attractive Banking Market.    We believe that the demographic and economic characteristics of both our primary market of Montgomery and Harris Counties and the State of Texas will continue to support our growth plan. Between 2000 and 2002, Montgomery County, where we make the majority of our loans and control 19% of the total deposits, was the sixth fastest growing county in the United States among counties with populations of 250,000 or more. The Woodlands, the principal community in Montgomery County, has ranked first in Texas since 1990 in new home sales and has ranked between fourth and seventh in the United States in the last six years. Harris County, the home to Houston, the fourth largest city in the U.S., is the third largest county in the nation. Texas is the second most populous state and among the ten fastest growing states in the nation. The dollar amount of commercial bank deposits in Texas increased from $175.8 billion as of June 30, 1999 to $255.4 billion as of June 30, 2003. We believe that statistics related to projected population growth and job creation bode well for the Texas economy, which has diversified from the energy industry into the manufacturing, services and technology industries. We have focused our expansion efforts on markets with large, growing populations. Our 28 traditional branches are located in Montgomery and Harris Counties, both of which are densely populated. Of our 105 in-store branches, 40 are located in our primary market. The remaining in-store branches include three branches in counties near our primary market, 37 branches in the Dallas-Fort Worth area, 13 branches in the Austin-San Antonio region, nine branches in East Texas and three branches in West Texas. We believe that our presence in the major market areas of Texas will provide us with an opportunity to grow our commercial and consumer loans and attract deposits.

Competitive Landscape.    We believe that the current competitive landscape in Texas suits our growth strategy. Both our primary market and the State of Texas in general have experienced substantial bank industry consolidation in recent years. As a result of this consolidation, we compete with both larger super-regional institutions and local community banks. We believe that we offer quicker decisions, better service and more product flexibility than our larger competitors and broader technological capabilities than most of our smaller community competitors. We believe that our focus on customer service will continue to attract customers who are not experiencing the desired level of service and responsiveness from larger institutions or the desired level of sophistication from smaller community banks.

New Branch Expansion.    The expansion of our branch network is a significant factor driving our growth in noninterest income. New branches, both in-store and traditional, are an important source of new customers for deposit products and fee generation. As our number of branches has increased, we have experienced an increase in both the number of deposit accounts and the fee revenue generated per account. Of our 133 branches, 86.5% have been opened since 1999. Our focus on opening new branches will continue in 2004, with the planned opening of 24 branches, including five to eight new traditional branches and 19 new in-store branches.

	As of and For the Three Months Ended March 31, 2004	As of and For the Years Ended December 31,						Compound Annual Growth Rate
		2003	2002		2001	2000	1999	1-Year 2003/2002	4-Year 2003/1999
Number of new branches opened during the period:
Traditional	2	1	1		2	1	10	N.M.	N.M.
In-store	3	17	21	(1)	44	11	2	N.M.	N.M.

Total	5	18	22		46	12	12	N.M.	N.M.

Number of branches opened since January 1, 1999:
Traditional	17	15	14		13	11	10	7.1%	10.7%
In-store	98	95	78		57	13	2	21.8%	162.5%

Total	115	110	92		70	24	12	19.6%	74.0%

Percentage of total branches	86.5%	85.9%	83.6%		79.5%	57.1%	40.0%	N.M.	N.M.

Total service charges on deposit accounts (2) (in thousands)	$9,747	$33,311	$25,096		$14,354	$8,615	$6,471	32.7%	50.6%
Number of deposit accounts (2)	170,922	155,390	132,636		104,637	72,798	54,813	17.2%	29.8%
Revenue per deposit account (average accounts) (2)	$240.27	$231.31	$211.54		$161.79	$135.02	$154.28	9.3%	10.7%

(1)	Net of one branch closed during the period.
(2)	For these purposes, deposit accounts exclude money market and time deposits.

N.M.—Not meaningful.

Strategies

Our principal growth opportunities and operating strategies are the following:

•	Capitalize on demographic growth and economic health in Texas and take advantage of the state of competition among financial institutions. The demographic and economic conditions in our primary market and other major market areas in Texas where we are located provide an attractive banking market for our products and services. We plan to attract customers whose financial services needs can no longer be served by smaller banks but still desire more personal service unavailable at larger institutions.

•	Expand our leadership position in Texas in-store operations. We plan to open 15 to 20 in-store locations in Texas during each of 2004 and 2005, focusing on major market areas such as Houston, Dallas-Fort Worth, San Antonio, Austin and other high growth areas. Through our in-store operations, we plan to continue to attract low-cost deposits, increase customer accounts, generate fees and further our name recognition.

•	Expand our spokes and hub strategy. While our in-store branches can operate profitably on a stand-alone basis, we believe that we can provide better overall customer service and strengthen all contributing branches by effecting our spokes and hub strategy. We plan to continue our market penetration by adding five to eight traditional branches in each of 2004 and 2005 in major market areas in Texas, which could include areas other than Houston. In addition, we believe that recent changes in home equity lending laws in Texas will enable us to use our vast retail network to grow our consumer loans.

•	Grow our fee income. Income from service charges on deposit accounts and other service charges and fees is our fastest growing income component, providing us with a predictable, stable source of income. Fee income constituted 25.9% of our total income for the period ended March 31, 2004. We plan to grow our fee income by continuing to attract customers at our branches.

•	Maintain high level of core deposits. From 1999 to 2003, our core deposits, comprised of our demand deposits, NOW checking, money market and savings accounts and certificates of deposit less than $100,000, increased 119.8% from $470.5 million to $1.0 billion. These low cost deposits represented 90.7% of our total deposits at March 31, 2004. Continued maintenance of our core deposit base provides us with a cost effective and stable source of funding for our earning assets.

•	Continue to maintain asset quality. We have grown and increased our profitability while maintaining excellent asset quality, and we believe that our knowledge of our lending markets and conservative loan underwriting procedures will enable us to continue to do so in the future. At March 31, 2004, our ratio of nonperforming assets to total loans and other real estate was 0.89% and our net charge-offs to average loans was 0.24%.

•	Exploit our technological experience and knowledge to maximize profitability. Since our inception, we have utilized our in-house technological expertise to drive both revenues and efficiency improvements and to optimize our systems to better attract and retain customers in our target markets through customized solutions. Further, we plan to increase our efficiency through the centralization of our operations that will occur later this year.

•	Consider suitable bank acquisitions that will complement and expand our business. In assessing potential acquisition candidates, we intend to focus on location, community demographics, credit quality, market share, culture, management and past operating performance. We have successfully integrated our two previous acquisitions and believe that we have the experience and capabilities necessary to integrate acquisitions successfully in the future.

•	Maintain active community involvement. Active community involvement by our directors, officers and employees is important to our overall success in attracting customers. Community involvement not only enhances our overall image and name recognition, but it enables us to gain knowledge of the community, which allows us to be responsive in developing products and better able to assess the level of service that we provide.

Lending Activities

Through our traditional branches, we provide our customers with a full array of commercial and consumer loan products. These loans include commercial and industrial loans, commercial real estate loans, consumer mortgage loans, construction and land development loans, Small Business Administration (SBA) loans, student loans and general consumer loans. The following is a discussion of each of our major types of lending:

Commercial and Industrial.    Our commercial loans are primarily made within our market areas and are underwritten on the basis of the borrower’s ability to service the debt from income. At March 31, 2004, we had $107.2 million in commercial business loans, which represented 11.9% of our total loans.

Commercial Real Estate.    In addition to commercial loans, we make commercial mortgage loans to finance the purchase of real property, which generally consists of real estate with completed structures. At March 31, 2004, we had $342.2 million in commercial mortgage loans, which represented 38.0% of our total loans.

Consumer Mortgage.    For our individual customers, we offer a variety of mortgage loan products which generally are amortized over five to 25 years. Our consumer mortgage portfolio was $84.6 million at March 31, 2004, which represented 9.4% of our total loans.

Construction/Land Development.    We also make loans to finance the construction of residential and nonresidential properties. At March 31, 2004, we had $263.1 million in construction loans, which represented 29.2% of our total loans. Approximately $69.0 million in construction loans were loans to local builders and individuals to finance residential construction. Approximately $141.6 million of the remaining construction loans were to finance residential lots and land for development into residential lots to individuals and local builders. The remainder of the construction loans of $52.5 million were for the construction of owner-occupied commercial real estate.

SBA and Student Loans.    We provide alternative financing options to small businesses through the federally guaranteed programs offered by the SBA. We provide student loans to students at approximately 50 schools in the government guarantee student loan program from the Department of Education. At March 31, 2004, we had $53.8 million in SBA and student loans, which represented 6.0% of our total loans.

Consumer.    We also offer various types of secured and unsecured consumer loans. These loans are offered as a convenience to our customer base. At March 31, 2004, we had $19.6 million in consumer loans, which represented 2.2% of our total loans.

Additional Services

We recently launched “Tu Banco,” our full-service bilingual banking center targeting local Hispanic population. Tu Banco also provides outreach programs on finances and banking to adult and student Hispanics.

Our subsidiary, Woodforest Financial Services, Inc., addresses the needs of professionals, business owners and executives by furnishing investment services, business retirement plans, executive benefits, personal planning and employee benefits.

Competition

We experience substantial competition in attracting and retaining deposits and in lending funds. The primary factors we encounter in competing for deposits are convenient office locations and rates offered. Direct competition for savings deposits comes from other commercial bank and thrift institutions, money market mutual funds and corporate and government securities which may offer more attractive rates than insured depository institutions are willing to pay. The primary factors we encounter in competing for loans include, among others, interest rate and loan origination fees and the range of services offered. Competition for origination of real estate loans normally comes from other commercial banks, thrift institutions, mortgage bankers, mortgage brokers and insurance companies. We have been able to compete effectively with other financial institutions by emphasizing customer service and technology, by establishing long-term customer relationships and building customer loyalty, and by providing competitive products and services designed to address the specific needs of our customers.

Employees

At March 31, 2004, we had 1,152 full-time equivalent employees, 78 of whom were officers of Woodforest National Bank. Management considers its relations with its employees to be good. Neither we nor Woodforest National Bank are a party to any collective bargaining agreement.

Facilities

We conduct business at our 133 banking locations, 28 of which are traditional branches and 105 of which are in-store branches. Our headquarters are located at 1330 Lake Robbins, Suite 100, The Woodlands, Texas. The following table sets forth specific information on our locations in or near the following geographic areas:

Region	Number of Branches
Houston/The Woodlands	28 Traditional 43 In-store
Dallas-Ft. Worth	37 In-store
San Antonio-Austin	13 In-store
East Texas	9 In-store
West Texas	3 In-store

All of our in-store branches are leased. Including the automatic renewal periods available at our option, the lease agreements expire as follows:

Expiration Dates	Number of Branches
2004-2010	2 locations
2011-2015	18 locations
2016-2020	85 locations

Of our 28 traditional branches, we own 15 of the branches and lease the other 13 branches. Including the automatic renewal periods available at our option, the lease agreements expire as follows:

Expiration Dates	Number of Branches
2004-2010	1 location
2011-2015	8 locations
2016-2021	4 locations

Legal Proceedings

We and Woodforest National Bank from time to time are involved in legal proceedings arising in the normal course of business. Other than proceedings incidental to our business, neither we nor Woodforest National Bank are a party to, nor is any of our property the subject of, any material pending legal proceedings. Although the amount of any ultimate liability with respect to such matters cannot be determined, management does not believe that any such liability will individually, or in the aggregate, have a material adverse effect upon our consolidated financial condition, results of operations or cash flows.

DELTA CARD SPIN-OFF

On February 1, 2001, we purchased all of the assets of Delta Card for $33.0 million. Delta Card provides merchant credit card processing through electronic processing systems. The acquisition was accounted for as a purchase and, accordingly, the acquired assets and liabilities were recorded at their estimated fair values at the date of acquisition. The consideration paid for Delta Card was $11.0 million in cash, $11.0 million in floating prime rate plus 1% subordinated debentures maturing February 1, 2006, and the issuance of shares of our common stock valued at $11.0 million.

Immediately prior to the completion of this offering, we intend to spin-off the ownership interests in our wholly-owned subsidiary, Delta Card, to our shareholders as of a record date prior to completion of this offering. The distribution will be taxable as if Delta Card had been sold for its fair market value, and any gain will flow through to our existing shareholders for federal income tax purposes. In addition, the spin-off will be treated as a distribution of property to our existing shareholders. As a result, the spin-off is expected to be tax-free for us and Delta Card.

As a result of the spin-off, Delta Card will no longer be our subsidiary and we will no longer receive its pre-tax net earnings. For the years ended December 31, 2003, 2002 and 2001, Delta Card generated pre-tax net earnings for us of $2.5 million, $1.7 million and $1.1 million, respectively. The operating agreement in existence between Delta Card and us, however, will remain in effect and pursuant to this agreement, we will continue to receive income from Delta Card. For the years ended December 31, 2003, 2002 and 2001, we received pre-tax income of $3.6 million, $3.1 million and $3.0 million, respectively, as a result of our operating agreement with Delta Card. The operating agreement expires in 2008.

In connection with the distribution of approximately $24.0 million of our accumulated and undistributed earnings to our existing shareholders and the spin-off of Delta Card, we intend to re-value the outstanding options that we have granted to acquire shares of our common stock to compensate the option holders for the spin-off and the cash distribution. In addition, our existing option holders will be granted options to acquire ownership interests in Delta Card on a pro rata basis to enable these holders to purchase the same percentage interest in Delta Card that they would have received if they had exercised their Woodforest stock options prior to the spin-off. As a result of the revaluation of the Woodforest options and the issuance of options to acquire ownership interests in Delta Card, immediately following the cash distribution to our existing shareholders and the spin-off of Delta Card, our option holders will hold options to purchase our common stock and options to acquire ownership interests in Delta Card with an aggregate value equal to the value of their Woodforest options immediately prior to these transactions.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table summarizes our selected historical consolidated financial data for the periods and at the dates indicated and should be read in conjunction with our audited consolidated financial statements, including the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 38. The selected historical financial data as of December 31, 2003 and 2002 and for each of the three years ended December 31, 2003 is derived from our audited consolidated financial statements and related notes included in this prospectus. The selected historical financial data as of December 31, 2001, 2000 and 1999 and for each of the two years ended December 31, 2000 is derived from our audited consolidated financial statements not included in this prospectus. The selected historical financial data as of March 31, 2004 and 2003 and for the three-month periods then ended are derived from our unaudited interim consolidated financial statements and related notes included in this prospectus. These unaudited interim financial statements include all adjustments (consisting only of normal recurring adjustments) that we consider necessary for a fair presentation of our financial position and results of operation as of the dates and for the periods indicated. Information for any interim period is not necessarily indicative of results that may be anticipated for the full year. We currently operate as a Subchapter S corporation. As such, there is no federal income tax included in the historical consolidated financial information presented below.

	As of and for the Three Months Ended March 31,		As of and for the Years Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
	(in thousands, except per share and branch number data)
Income Statement Data:
Interest income	$15,803	$16,212	$64,451	$67,669	$71,846	$57,723	$43,321
Interest expense	4,542	5,083	18,964	24,763	36,719	29,479	19,168

Net interest income	11,261	11,129	45,487	42,906	35,127	28,244	24,153
Provision for loan losses	860	625	2,945	3,250	2,200	2,690	1,150

Net interest income after provision for loan losses	10,401	10,504	42,542	39,656	32,927	25,554	23,003
Gains on sales of securities, net	560	1,492	2,873	4,234	5,449	114	5,773
Other noninterest income	33,565	28,033	124,272	104,815	81,216	17,234	11,979

Total noninterest income	34,125	29,525	127,145	109,049	86,665	17,348	17,752
Noninterest expense	39,223	33,767	145,666	125,958	104,570	31,741	24,052

Net earnings	$5,303	$6,262	$24,021	$22,747	$15,022	$11,161	$16,703

Common Share Data(1):
Basic earnings per share	$0.38	$0.45	$1.71	$1.63	$1.07	$0.85	$1.31
Diluted earnings per share	0.37	0.44	1.69	1.62	1.07	0.85	1.30
Book value per share	5.67	5.49	5.48	5.43	4.39	3.34	2.75
Tangible book value per share(2)	2.44	2.39	2.19	2.43	1.14	2.27	1.62
Cash dividends declared per share	0.22	0.26	1.04 (3)	0.93	0.51	0.43	0.76
Cash dividend payout ratio	58.3%	58.3%	60.8%	57.2%	47.6%	50.5%	57.9%

Weighted average shares outstanding (basic)	14,047	14,042	14,042	13,980	14,026	13,107	12,716
Weighted average shares outstanding (diluted)	14,276	14,168	14,190	14,067	14,068	13,204	12,891
Shares outstanding at end of period	14,050	14,042	14,042	14,042	13,801	13,097	13,218

Balance Sheet Data (at period end):
Total assets	$1,418,890	$1,321,724	$1,353,273	$1,281,375	$1,218,635	$914,542	$660,867
Securities	212,344	252,183	221,342	268,712	284,256	185,588	181,375
Loans (including loans held for sale)	899,922	797,503	866,459	793,951	688,315	564,761	387,682
Allowance for loan losses	(10,413)	(9,309)	(10,096)	(8,957)	(7,090)	(5,682)	(3,462)
Total deposits	1,242,718	1,164,732	1,177,156	1,129,154	1,082,362	837,130	605,740
Borrowings and note payable	90,835	75,835	91,205	71,620	69,410	28,941	16,483
Total shareholders’ equity	79,682	77,099	76,915	76,278	60,600	43,809	36,336

	As of and for the Three Months Ended March 31,			As of and for the Years Ended December 31,
	2004	2003		2003	2002	2001	2000	1999
	(in thousands, except per share and branch number data)

Selected Financial Ratios and Other Data:
Performance Ratios and Other Data:
Return on average assets	1.54%	1.95%		1.82%	1.80%	1.36%	1.42%	2.86%
Return on average equity	27.15	33.12		31.53	33.13	25.89	27.85	50.74
Net interest margin	3.93	4.15		4.11	4.00	3.66	3.84	4.16
Efficiency ratio(4)	87.50	86.23		85.81	85.27	87.32	69.80	66.57

Fee income per deposit account(5)	$240.27	N/A	(10)	$231.31	$211.54	$161.79	$135.02	$154.28
Fee income to total revenue(6)	74.88%	71.58%		73.21%	70.96%	69.81%	37.90%	33.15%

Asset Quality Ratios(7):
Nonperforming assets to total loans and other real estate	0.89%	1.16%		1.32%	1.16%	0.71%	0.31%	0.44%
Net charge-offs to average loans	0.24	0.14		0.22	0.19	0.13	0.10	0.09
Allowance for loan losses to total loans	1.16	1.17		1.17	1.13	1.03	1.01	0.89
Allowance for loan losses to nonperforming loans(8)	259.67	341.47		154.97	110.38	179.09	744.69	350.05

Capital Ratios(9):
Leverage ratio	5.99%	5.89%		5.88%	5.79%	4.36%	6.34%	5.56%
Average shareholders’ equity to average total assets	5.67	5.89		5.77	5.43	5.27	5.09	5.63
Tier 1 risk-based capital ratio	8.06	8.32		7.80	8.43	6.62	9.31	8.62
Total risk-based capital ratio	11.07	10.89		11.16	11.08	10.23	11.57	10.96

Branch Locations (Unaudited):
Traditional	28	25		26	25	24	22	21
In-store	105	88		102	85	64	20	9

Total	133	113		128	110	88	42	30

Number of deposit accounts(5)	170,922	N/A	(10)	155,390	132,636	104,637	72,798	54,813

(1)	Adjusted for a four-for-one stock split effective September 12, 2001 and a three-for-one stock split effective July 1, 2000.
(2)	Calculated by dividing total assets, less total liabilities, goodwill and intangible assets, by shares outstanding at end of period.
(3)	Does not include a special non-cash dividend to shareholders of 100% of the bank’s ownership interest in a 27-hole golf course, which we acquired in March 2003 upon foreclosure of a loan. The value of such ownership interest at the time of distribution was determined to be $0.285 per share.
(4)	Calculated by dividing total noninterest expense (excluding securities losses) by the sum of net interest income before the provision from loan losses plus noninterest income (excluding securities gains).
(5)	For these purposes, deposit accounts exclude money market and time deposits.
(6)	Calculated by dividing noninterest income (excluding securities gains) by the sum of net interest income plus noninterest income (excluding securities gains).
(7)	At period end, except for net charge-offs to average loans, which is for periods ended at such dates.
(8)	Nonperforming loans consist of nonaccrual loans, loans contractually past due 90 days or more and restructured loans.
(9)	At period end, except for average shareholders’ equity to average total assets, which is for periods ended at such dates.
(10)	Information for the three months ended March 31, 2003 is not available.

PRO FORMA SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following selected historical consolidated financial data for the periods and at the dates indicated is presented to show the impact of the distribution of our accumulated and undistributed earnings to our existing shareholders, the spin-off of Delta Card to our shareholders as of a record date prior to completion of this offering and the additional taxes to be incurred upon our conversion from a Subchapter S corporation to a “C” corporation on our historical financial position and results of operations. The pro forma consolidated balance sheet data assumes that the spin-off, the cash distribution and conversion to a “C” corporation were consummated at the end of the indicated period. The pro forma consolidated income statement data assumes that the spin-off and conversion to a “C” corporation were consummated on January 1 of the earliest indicated period. The following information should be read in conjunction with our audited consolidated financial statements, including the notes thereto, and our unaudited pro forma consolidated financial information beginning on page 33 of this prospectus. The unaudited pro forma consolidated financial information is intended for informational purposes only and is not necessarily indicative of our future financial position or future operating results or of our financial position or operating results that would have actually occurred if the spin-off, the cash distribution and conversion to a “C” corporation had been effective as of the date or for the periods presented.

	As of and for the Three Months Ended March 31,		As of and for the Years Ended December 31,
	2004(1)	2003(1)	2003(1)		2002(1)	2001(1)	2000(1)	1999(1)
	(in thousands, except per share and branch data)
Income Statement Data:
Interest income	$15,803	$16,212	$64,451		$67,669	$71,846	$57,723	$43,321
Interest expense	4,542	5,083	18,964		24,763	36,719	29,479	19,168

Net interest income	11,261	11,129	45,487		42,906	35,127	28,244	24,153
Provision for loan losses	860	625	2,945		3,250	2,200	2,690	1,150

Net interest income after provision for loan losses	10,401	10,504	42,542		39,656	32,927	25,554	23,003
Gains on sale of securities, net	560	1,492	2,873		4,234	5,449	114	5,773
Other noninterest income	13,557	11,026	48,377		38,371	23,627	17,234	11,979

Total noninterest income	14,117	12,518	51,250		42,605	29,076	17,348	17,752
Noninterest expense	19,901	17,272	72,264		61,240	48,113	31,741	24,052

Income before taxes	4,617	5,750	21,528		21,021	13,890	11,161	16,703
Provision for income taxes	1,524	1,898	7,104		6,937	4,584	3,683	5,512

Net earnings	$3,093	$3,852	$14,424		$14,084	$9,306	$7,478	$11,191

Common Share Data (2):
Basic earnings per share	$0.18	$0.23	$0.85		$0.83	$0.55	$0.57	$0.88
Diluted earnings per share	0.18	0.23	0.84		0.82	0.55	0.57	0.87
Book value per share	4.59	4.54	4.53		4.49	3.62	3.34	2.75
Tangible book value per share(3)	3.95	1.98	1.81		2.01	0.99	2.27	1.62
Cash dividends declared per share	0.18	0.22	0.86	(4)	0.77	0.42	0.43	0.76

Weighted average shares outstanding (basic)(5)	16,976	16,971	16,971		16,909	16,955	13,107	12,716
Weighted average shares outstanding (diluted)(5)	17,205	17,097	17,119		16,996	16,997	13,204	12,891
Shares outstanding at end of period(5)	16,979	16,971	16,971		16,971	16,730	13,097	13,218

Balance Sheet Data (at period end):
Total assets	$1,418,373	$1,321,336	$1,352,633		$1,280,635	$1,217,671	$914,542	$660,867
Securities	212,344	252,183	221,342		268,712	284,256	185,588	181,375
Loans (including loans held for sale)	899,922	797,503	866,459		793,951	688,315	564,761	387,682
Allowance for loan losses	(10,413)	(9,309)	(10,096)		(8,957)	(7,090)	(5,682)	(3,462)
Total deposits	1,242,718	1,164,732	1,177,156		1,129,154	1,082,362	837,130	605,740
Borrowings and note payable	90,835	75,835	91,205		71,620	69,410	28,941	16,483
Total shareholders’ equity	77,982	77,099	76,915		76,278	60,600	43,809	36,336

	As of and for the Three Months Ended March 31,			As of and for the Years Ended December 31,
	2004(1)	2003(1)		2003(1)	2002(1)	2001(1)	2000(1)	1999(1)
	(in thousands, except per share and branch data)
Selected Financial Ratios and Data:
Performance Ratios and Other Data:
Return on average assets	1.34%	1.79%		1.09%	1.11%	0.84%	0.95%	1.91%
Return on average equity	16.06	20.37		18.93	20.51	16.04	18.66	33.99
Net interest margin	3.93	4.15		4.11	4.00	3.66	3.84	4.16
Efficiency ratio(6)	80.19	77.96		76.99	75.35	81.89	69.79	66.57

Fee income per deposit account(7)	$240.27	N/A	(11)	$231.31	$211.54	$161.79	$135.02	$154.28
Fee income to total revenue(8)	54.63%	49.77%		51.54%	47.21%	40.21%	37.90%	33.15%

Asset Quality Ratios(9):
Nonperforming assets to total loans and other real estate	0.89%	1.16%		1.32%	1.16%	0.71%	0.31%	0.44%
Net charge-offs to average loans	0.24	0.14		0.22	0.19	0.13	0.10	0.09
Allowance for loan losses to total loans	1.16	1.17		1.17	1.13	1.03	1.01	0.89
Allowance for loan losses to nonperforming loans(10)	259.67	341.47		154.97	110.38	179.09	744.69	350.05

Branch Locations (Unaudited):
Traditional	28	25		26	25	24	22	21
In-store	105	88		102	85	64	20	9

Total	133	113		128	110	88	42	30

Number of deposit accounts(7)	170,922	N/A	(11)	155,390	132,636	104,637	72,798	54,813

(1)	Includes the effect of the federal income tax on our earnings as a “C” corporation at the rate of 33%.
(2)	Adjusted for a four-for-one stock split effective September 12, 2001 and a three-for-one stock split effective July 1, 2000.
(3)	Calculated by dividing total assets, less total liabilities, goodwill and intangible assets, by shares outstanding at end of period.
(4)	Does not include a special non-cash dividend to shareholders of 100% of the bank’s ownership interest in a 27-hole golf course, which we acquired in March 2003 upon foreclosure of a loan. The value of such ownership interest at the time of distribution was determined to be $0.285 per share.
(5)	For periods beginning with the year ended December 31, 2001, the number of weighted average shares outstanding has been adjusted to reflect the issuance of 2,929,395 shares of our common stock in this offering equal to the approximate amount necessary to increase our capital account following the spin-off of Delta Card.
(6)	Calculated by dividing total noninterest expense (excluding securities losses) by net interest income before the provision from loan losses plus noninterest income (excluding securities gains).
(7)	For these purposes, deposit accounts exclude money market and time deposits.
(8)	Calculated by dividing noninterest income (excluding securities gains) divided by the sum of net interest income plus noninterest income (excluding securities gains).
(9)	At period end, except for net charge-offs to average loans, which is for periods ended at such dates.
(10)	Nonperforming loans consist of nonaccrual loans, loans contractually past due 90 days or more and restructured loans.
(11)	Information for the three months ended March 31, 2003 is not available.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma consolidated financial information as of March 31, 2004 and for the three months ended March 31, 2004 and the year ended December 31, 2003 is presented to show the impact on our historical financial position and results of operations of:

•	the proposed distribution to our existing shareholders of our accumulated and undistributed earnings on which they have been or will be subject to federal income tax through the date of our conversion to a “C” corporation and additional taxes to be incurred upon our conversion from a Subchapter S corporation to a “C” corporation;

•	the proposed spin-off of Delta Card to our shareholders as of a record date prior to completion of this offering; and

•	the proposed sale of shares of our common stock in this offering and the application of the net proceeds from the sale of such shares, after deducting the underwriting discount and estimated offering expenses, in an amount necessary to increase our capital accounts following the cash distribution to our existing shareholders and the spin-off of Delta Card.

The Unaudited Pro Forma Consolidated Balance Sheet reflects our historical position as of March 31, 2004 with pro forma adjustments based on the assumption that the cash distribution, the spin-off and the conversion to a “C” corporation and this offering were effective March 31, 2004. The Unaudited Pro Forma Consolidated Statements of Earnings assume that each of the transactions listed above were consummated on January 1 of the earliest indicated period. The adjustments are based on information available and certain assumptions that we believe are reasonable.

The following information should be read in conjunction with and is qualified in its entirety by our consolidated financial statements and accompanying notes included with this prospectus.

The unaudited pro forma consolidated financial information is intended for informational purposes and is not necessarily indicative of our future financial position or future operating results or of our financial position or operating results that would have actually occurred had the cash distribution, the spin-off, this offering and the conversion to “C” corporation been in effect as of the date or for the period presented.

Unaudited Pro Forma Consolidated Balance Sheet

As of March 31, 2004

		Pro Forma Adjustments
	Woodforest Historical	Spin-off Transaction		Cash Distribution and “C” Corporation Conversion		Woodforest Pro Forma
	(dollars in thousands)
Assets:
Cash and due from banks	$77,975	$(1,188	)(a)	$(24,000	)(c)	$117,447
		40,660	(b)	24,000	(d)
Federal funds sold	85,450	—		—		85,450

Total cash and cash equivalents	163,425	39,472		—		202,897
Time deposits in other financial institutions	912					912

Investment securities, held to maturity	10,602					10,602
Investment securities, available for sale	201,742					201,742

	212,344	—		—		212,344

Loans, net of unearned discount	899,922					899,922
Less allowance for loan losses	(10,413)					(10,413)

	889,509	—		—		889,509
Bank premises and equipment, net	61,797	(1,863	)(a)			59,934
Bank owned life insurance	22,620					22,620
Accrued interest receivable	6,119					6,119
Intangible assets, net	27,244	(17,930	)(a)			9,314
Goodwill	18,219	(16,534	)(a)			1,685
Other real estate owned	4,038					4,038
Other assets	12,663	(3,662	)(a)			9,001

	152,700	(39,989)		—		112,711

Total assets	$1,418,890	$(517)		$—		$1,418,373

Liabilities and Shareholders’ Equity:
Liabilities:
Deposits	1,242,718					1,242,718
FHLB advances	10,000					10,000
Note payable	33,064					33,064
Subordinated debentures	1,377					1,377
Junior subordinated debentures	46,394					46,394
Accrued interest payable	1,570					1,570
Accounts payable and other liabilities	4,085	(517	)(a)			3,568
Deferred income taxes payable	—			1,700	(f)	1,700

Total liabilities	1,339,208	(517)		1,700		1,340,391
Shareholders’ equity:
Common stock	14,291	2,929	(b)	1,729	(d)	18,949
Additional paid-in capital	7,873	37,731	(b)	22,271	(d)	61,241
		(5,810	)(a)	(1,324	)(f)
Retained earnings	58,850	(34,850	)(a)	(24,000	)(c)	—
Unrealized gain on securities held for sale	1,074			(376	)(f)	698
Treasury stock (at cost)	(2,406)					(2,406)

Total shareholders’ equity	79,682	—		(1,700)		77,982

Total liabilities and shareholders’ equity	$1,418,890	$(517)		$—		$1,418,373

Unaudited Pro Forma Consolidated Statement of Earnings

For the Three Months Ended March 31, 2004

		Pro Forma Adjustments
	Woodforest Historical	Spin-off Transaction			Cash Distribution and “C” Corporation Conversion			Woodforest Pro Forma
	(dollars in thousands, except per share data)
Interest Income:
Loans	$14,350	$			$			$14,350
Investment securities	1,251							1,251
Federal funds sold	184							184
Time deposits in other financial institutions	18							18

Total interest income	15,803		—			—		15,803
Interest Expense:
Deposits	3,424							3,424
FHLB advances	56							56
Note payable	247							247
Debentures	16							16
Junior subordinated debentures	799							799

Total interest expense	4,542		—			—		4,542

Net interest income	11,261							11,261
Provision for loan losses	860							860

Net interest income after provision for loan losses	10,401		—			—		10,401
Noninterest Income:
Service charges on deposit accounts	9,747							9,747
Other service charges and fees	2,012							2,012
Merchant income—Delta Card	20,008		(20,008	)(a)				—
Merchant income—Bank	1,350							1,350
Gain on sales of loans	448							448
Gain on sale of investment securities	560							560

Total noninterest income	34,125		(20,008)			—		14,117
Noninterest Expense:
Salaries and employee benefits	14,050		(3,566	)(a)				10,484
Net occupancy	2,051		(105	)(a)				1,946
Furniture and equipment	1,517		(86	)(a)				1,431
Data processing fees—Bank	974		—					974
Supplies	665		(314	)(a)				351
Telephone	729		(79	)(a)				650
Postage	331		(33	)(a)				298
Professional fees	333		(54	)(a)				279
Merchant processing and interchange fees	12,512		(12,512	)(a)				—
Security	114		—					114
Amortization of intangible assets	674		(379	)(a)				295
Other	5,273		(2,194	)(a)				3,079

Total noninterest expense	39,223		(19,322)			—		19,901

Earnings before income tax expense	5,303		(686)			—		4,617
Income tax expense—current period	—		—			(1,524	)(e)	(1,524)

Net earnings	$5,303		$(686)			$(1,524)		$3,093

Earnings per common share:
Basic	$0.38							$0.18
Diluted	0.37							0.18

Unaudited Pro Forma Consolidated Statement of Earnings

For the Year Ended December 31, 2003

		Pro Forma Adjustments
	Woodforest Historical	Spin-off Transaction			Cash Distribution and “C” Corporation Conversion			Woodforest Pro Forma
	(dollars in thousands, except per share data)
Interest Income:
Loans	$56,881	$			$			$56,881
Investment securities	7,033							7,033
Federal funds sold	462							462
Time deposits in other financial institutions	75							75

Total interest income	64,451		—			—		64,451
Interest Expense:
Deposits	14,986							14,986
Federal funds purchased	8							8
Note payable	1,174							1,174
Subordinated debentures	66							66
Company obligated mandatorily redeemable trust preferred securities of subsidiary trust	2,730							2,730

Total interest expense	18,964		—			—		18,964

Net interest income	45,487							45,487
Provision for loan losses	2,945					—		2,945

Net interest income after provision for loan losses	42,542		—			—		42,542
Noninterest Income:
Service charges on deposit accounts	33,311							33,311
Other service charges and fees	7,432							7,432
Merchant income—Delta Card	75,895		(75,895	)(a)				—
Merchant income—Bank	6,106		—			—		6,106
Gain on sales of loans	1,528							1,528
Gain on sale of investment securities	2,873							2,873

Total noninterest income	127,145		(75,895)			—		51,250
Noninterest Expense:
Salaries and employee benefits	50,559		(13,781	)(a)				36,778
Net occupancy	7,813		(352	)(a)				7,461
Furniture and equipment	6,143		(287	)(a)				5,856
Data processing fees—Bank	3,331		—					3,331
Supplies	2,180		(314	)(a)				1,866
Telephone	3,031		(313	)(a)				2,718
Postage	1,260		(27	)(a)				1,233
Professional fees	1,180		(54	)(a)				1,126
Merchant processing and interchange fees	48,141		(48,141	)(a)				—
Security	467		—					467
Amortization of intangible assets	2,694		(1,516	)(a)				1,178
Other	18,867		(8,617	)(a)				10,250

Total noninterest expense	145,666		(73,402)			—		72,264

Earnings before income tax expense	24,021		(2,493)			—		21,528
Income tax expense—current period	—		—			(7,104	)(e)	(7,104)

Net earnings	$24,021		$(2,493)			$(7,104)		$14,424

Earnings per common share:
Basic	$1.71							$0.85
Diluted	1.69							0.84

Notes to Unaudited Pro Forma Consolidated Financial Statements

(a)	This adjustment represents the spin-off of our Delta Card subsidiary.

(b)	This adjustment represents the issuance of 2,929,395 shares of our common stock in this offering equal to the approximate amount necessary to increase our capital account following the spin-off of Delta Card, assuming an offering price of $15.00 per share and after deducting the underwriting discounts and commissions and other offering expenses attributable to such shares, for a net of $13.88 per share.

(c)	This adjustment reflects the distribution to our existing shareholders of our accumulated and undistributed earnings immediately prior to completion of this offering.

(d)	This adjustment reflects the issuance of 1,729,107 shares of our common stock in this offering equal to the approximate amount necessary to increase our capital account following the cash distribution to our existing shareholders, assuming an offering price of $15.00 per share and after deducting the underwriting discounts and commissions and other offering expenses attributable to such shares, for a net of $13.88 per share.

(e)	This adjustment represents the federal income tax expense on our earnings as a “C” corporation at the rate of 33.0%. The effective tax rate is lower than the statutory rate due to the effect of our tax-free investment income.

(f)	This adjustment represents the net deferred tax liability incurred upon our conversion from a Subchapter S corporation to a “C” corporation. The total deferred tax liability of $1.7 million includes $376,000 related to the tax effect of the unrealized gain on securities available-for-sale.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations analyzes the major elements of our balance sheets and statements of earnings. This section should be read in conjunction with our audited consolidated financial statements and related notes as of December 31, 2003 and 2002 and for each of the three years ended December 31, 2003 and our unaudited interim consolidated financial statements and related notes as of and for the three months ended March 31, 2004 and 2003 which are included in this prospectus.

We are currently a Subchapter S corporation. As such, there is no federal income tax included in our historical financial results included in this discussion. However, in connection with this offering, we intend to distribute to our existing shareholders approximately $24.0 million in our accumulated and undistributed S corporation earnings on which they have been or will be subject to federal income tax through the date of our conversion to a “C” corporation, spin-off the ownership interests in our wholly-owned subsidiary, Delta Card, to our existing shareholders as of a record date prior to completion of this offering and convert from a Subchapter S corporation to a “C” corporation for federal income tax purposes.

Except where otherwise indicated, the following discussion and analysis is based on our historical financial condition and results of operation and does not give effect to completion of these transactions. We have included elsewhere in this prospectus pro forma financial information which shows the effect of the distribution of our accumulated and undistributed earnings to our existing shareholders, the spin-off of Delta Card to our existing shareholders and the conversion to a “C” corporation on our historical financial condition and results of operation had these events been effective as of the dates or for the periods indicated.

General

We generate earnings from several sources. We attract customer deposits through our branch locations. These deposits include noninterest-bearing demand deposit transaction accounts, interest-bearing NOW and money market transaction accounts, savings accounts, and various termed time deposits such as certificates of deposit and individual retirement accounts. With the funds deposited at our branches, we originate loans to individuals, small businesses to finance business operations, purchases of real estate or other business opportunities primarily in the markets where our traditional branches are located and to community institutions such as schools, churches and medical facilities. Our net interest income represents the difference between the interest income on earning assets such as loans and securities and interest expense on liabilities such as customer deposits and other borrowed funds. Net interest income represented 26.3% of our revenue during 2003. Interest rate fluctuations, as well as changes in the amount and type of earning assets and liabilities, combine to affect our net interest income.

Fee income from deposit accounts and other fee-based services is another significant source of income for us, representing 23.6% of our revenue during 2003. Generally, we receive the largest portion of our fee income from our deposit customers in the form of service fees, CheckPay fees and also fees for other services. Other services such as safe deposit, wire transfer, notary and official and consigned item sales provide additional fee income. We also earn fees from merchant processing and non-deposit investment and insurance services. The fees collected by us are presented in our Statement of Earnings under “noninterest income.”

Fee income from Delta Card represented 44.0% of our revenue during 2003. Not including Delta Card, net interest income would have represented 47.0% of our revenue during 2003 and fee income from deposit accounts and other fee-based services would have represented 50.0% of our revenue during 2003.

We also from time to time generate earnings through the sale of securities which are categorized on our Balance Sheet as “available-for-sale.” While it is not uncommon to see gains on sales of securities in a declining interest rate environment, they are generally not consistent from one quarter to the next. This inconsistency is directly related to the availability and/or the market for these types of assets that we might want to sell.

Sale of loans is another source of revenue for us. The two types of loans that we typically sell are SBA and student loans. Gains on the sale of loans are more consistent than gains on the sale of securities, but they depend on the amount of these types of loans that we originate.

Offsetting these noninterest earnings are operating expenses referred to as “noninterest expense.” Because banking is a very service-oriented industry, our largest operating expense is employee compensation and benefits.

Critical Accounting Policies

Our accounting policies are integral to understanding our reported results. Our significant accounting policies are described in detail in Note A to our consolidated financial statements included in this prospectus. The policies related to the allowance for loan losses and the amortization periods for purchased merchant portfolios require a significant amount of subjective and complex judgment and a number of assumptions by our management. Because of the nature of the judgments and assumptions made by our management, actual results could differ from these judgments and assumptions, which could have a material impact on our financial condition and results of operations.

Allowance for Loan Losses—The allowance for loan losses is a valuation allowance for probable losses incurred on loans. Loans are charged to the allowance when the loss is confirmed or when a determination is made that a probable loss has occurred on a specific loan. Recoveries are credited to the allowance at the time of recovery. Throughout the year, management estimates the probable level of losses to determine whether the allowance for loan losses is adequate to absorb losses in the existing portfolio. Based on these estimates, an amount is charged to the provision for loan losses and credited to the allowance for loan losses in order to adjust the allowance to a level determined to be adequate to absorb losses. Management’s judgment as to the level of probable losses on existing loans involves the consideration of current economic conditions and their estimated effects on specific borrowers; an evaluation of the existing relationships among loans, potential loan losses and the present level of the allowance; results of examinations of the loan portfolio by regulatory agencies; and management’s internal review of the loan portfolio. In determining the collectibility of certain loans, management also considers the fair value of any underlying collateral. The amount ultimately realized may differ from the carrying value of these assets because of economic, operating or other conditions beyond our control. Please refer to the subsequent discussion of “Allowance for Loan Losses” beginning on page 51 as well as Note A to the consolidated financial statements in this prospectus for additional insight into management’s approach and methodology in estimating the allowance for loan losses.

Purchased Merchant Account Relationships—The purchased merchant portfolios are intangible assets that have finite lives. The useful lives of these portfolios must be estimated to establish the amortization period. The useful life is evaluated at each reporting period to ensure whether events and circumstances warrant a revision in the remaining useful life.

For the Three Months Ended March 31, 2004 and 2003

Overview

Net income for the three months ended March 31, 2004 was $5.3 million compared with $6.3 million for the three months ended March 31, 2003, a decrease of 15.3%. Diluted earnings per share were $0.37 for the three months ended March 31, 2004 compared with $0.44 for the three months ended March 31, 2003, a decrease of $0.07 or 15.9%. The decrease in net income and diluted earnings per share was primarily due to gains on the sales of securities of $1.5 million in the first quarter of 2003 compared with $560,000 in the first quarter of 2004. We posted pre-tax returns on average assets of 1.54% and 1.95% for the three months ended March 31, 2004 and 2003, respectively. Our pre-tax returns on average equity were 27.15% and 33.12% for the three months ended March 31, 2004 and 2003, respectively.

Total assets increased $97.2 million or 7.4% to $1.4 billion at March 31, 2004, from $1.3 billion at March 31, 2003 primarily due to growth in loans. Both deposits and borrowings funded the growth in earning assets. Deposits increased $78.0 million or 6.7% to $1.2 billion at March 31, 2004 compared with March 31, 2003. Demand, interest checking, money market and savings account balances increased $56.3 million or 15.6% for the three months ended March 31, 2004 compared with the same period in 2003 and certificates of deposit decreased $12.5 million or 2.4%.

Total assets increased $65.6 million or 4.8% at March 31, 2004 compared with December 31, 2003 primarily due to growth in loans. Deposits at March 31, 2004 increased $65.6 million or 5.6% from their level at December 31, 2003 while borrowings decreased by $370,000.

After giving effect to the spin-off of Delta Card to our shareholders as of a record date prior to completion of this offering and the conversion to a “C” corporation, our net income for the three months ended March 31, 2004 and 2003 would have been $3.1 million and $3.9 million, respectively. The lower net income compared with our reported net income is due to the combined effect of decreases in the noninterest income and noninterest expense attributable to Delta Card as well as the inclusion of income tax expense of $1.5 million and $1.9 million for the first three months of 2004 and 2003, respectively, estimated at a rate of 33%.

On a pro forma basis after giving effect to the spin-off of Delta Card and the conversion to a “C” corporation, our returns on average assets would have been 1.34% and 1.79% for the three months ended March 31, 2004 and 2003, respectively, and our returns on average equity would have been 16.06% and 20.37% for these same periods, respectively.

Results of Operations

Net Interest Income

Our operating results depend on our net interest income, which is the difference between interest income on interest-earning assets such as loans and investments, and interest expense on interest-bearing liabilities such as deposits and borrowings. Operating results are also affected by the level of our noninterest income, including fees and service charges on deposits, merchant income and income or loss from the sale of loans and securities, and by the level of our operating expenses, including compensation, premises and equipment, bank data processing, merchant processing and interchange and telecommunications expense.

Net interest income for the three months ended March 31, 2004 was $11.3 million, an increase of 1.2% from $11.1 million for the three months ended March 31, 2003. The increase in net interest income was mainly due to the growth in earning assets resulting from increased loan originations and a decrease in interest expense on deposits. Average earning assets increased 5.9% to $1.2 billion for the three months ended March 31, 2004 compared with $1.1 billion for the three months ended March 31, 2003. Over the same time period, our loan portfolio increased 12.8% while our investment securities portfolio decreased by 15.8%. Some of the increase in our net interest income was due to the shift in interest-earning assets from lower-yielding investment securities to higher-yielding loans. This was partially offset by the increase in our holdings of federal funds sold.

The growth in earning assets more than offset the effect of the decrease in the net interest margin to 3.93% for the three months ended March 31, 2004 from 4.15% for the same period in 2003. The decrease in the net interest margin was primarily due to a decrease in both our lending rates and the rate we earned on investment securities, which was partially offset by decreasing costs on our interest-bearing liabilities.

Our yield on total interest-earning assets was 5.51% for the three months ended March 31, 2004, a decrease from 6.04% for the three months ended March 31, 2003. For the three months ended March 31, 2004, the yield on average loans was 6.53%, down from 7.17% for the three months ended March 31, 2003, while the yield on average securities decreased from 3.10% for the three months ended March 31, 2003 to 2.32% for the same period in 2004. We were also able to increase our noninterest-bearing demand deposits and interest-bearing deposits and minimize our reliance on higher cost liabilities, such as certificates of deposit and Federal Home Loan Bank advances.

The following table presents for the periods indicated the average balances, the interest earned or paid on such amounts and the weighted average yields for each major category of interest-earning assets and interest-bearing liabilities. Calculations have been made utilizing quarterly average balances and nonaccruing loans are reflected in the tables as loans carrying a zero yield.

	For the Three Months Ended March 31,
	2004			2003
	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate(1)	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate(1)
	(dollars in thousands)
Assets:
Interest-earning assets:
Loans	$883,191	$14,350	6.53%	$795,727	$14,075	7.17%
Investment securities	216,843	1,251	2.32	260,447	1,989	3.10
Time deposits in other financial institutions	1,690	18	4.28	5,584	38	2.83
Federal funds sold	51,527	184	1.44	27,102	110	1.65

Total interest-earning assets	1,153,251	15,803	5.51	1,088,860	16,212	6.04

Less allowance for loan losses	10,254			9,133

Total interest-earning assets, net of allowance	1,142,997			1,079,727
Noninterest-earning assets	244,032			221,821

Total assets	$1,387,029			$1,301,548

Liabilities and Shareholders’ Equity:
Interest-bearing liabilities:
Interest-bearing deposits	$926,448	$3,424	1.49%	$879,381	$4,149	1.91%
FHLB advances	10,000	56	2.21	—	—
Note payable	33,064	247	3.00	35,664	315	3.58
Subordinated debentures	2,259	16	2.85	8,064	3	0.15
Trust preferred securities	—	—	—	30,000	616	8.33
Junior subordinated debentures	46,394	799	7.15	—	—	—

Total interest-bearing liabilities	1,018,165	4,542	1.80	953,109	5,083	2.16

Noninterest-bearing liabilities:
Demand deposits	283,489			267,562
Accrued interest payable	1,760			2,584
Accounts payable	3,150			—
Other liabilities	1,916			1,605

Total liabilities	1,308,480			1,224,860
Shareholders’ equity	78,549			76,688

Total liabilities and shareholders’ equity	$1,387,029			$1,301,548

Net interest income		$11,261			$11,129

Net interest spread			3.71%			3.88%

Net interest margin			3.93%			4.15%

(1)	Annualized

The following table presents information regarding changes in interest income and interest expense for the periods indicated for each major category of interest-earning asset and interest-bearing liability and distinguishes between the changes attributable to changes in volume (changes in volume multiplied by old rate) and changes in rates (changes in rates multiplied by new volume). The dollar amount of changes in interest income and interest expense attributable to changes in rate/volume (change in rate multiplied by change in volume) have been allocated between rate and volume variances based on the percentage relationship of such variances to each other.

	For the Three Months Ended March 31, 2004 compared with the Three Months Ended March 31, 2003
	Increase (Decrease) Due to Change in
	Volume	Rate	Total
	(dollars in thousands)
Interest-earning assets:
Loans	$1,548	$(1,272)	$276
Securities	(333)	(405)	(738)
Federal funds sold	99	(26)	73
Time deposits in other financial institutions	(27)	7	(20)

Total increase (decrease) in interest income	1,287	(1,696)	(409)

Interest-bearing liabilities:
Interest-bearing deposits	222	(947)	(725)
Note payable	(23)	(45)	(68)
Junior subordinated debentures	308	(124)	184
Other borrowings	2	66	68

Total increase (decrease) in interest expense	509	(1,050)	(541)

Increase (decrease) in net interest income	$778	$(646)	$132

Provision for Loan Losses

The provision for loan losses is a current charge to earnings made in order to adjust our allowance for loan losses to a level deemed appropriate by management to absorb the inherent risk in lending based on an evaluation of the current economic conditions and their estimated impact on borrowers; the existing relationships among loans, potential losses and the current value of the allowance; examinations by regulatory agencies and management’s internal review of the loan portfolio. The provision for loan losses for the three months ended March 31, 2004 was $860,000 compared with $625,000 for the three months ended March 31, 2003. The increase in the provision was driven by charge-offs and the growth in the loan portfolio and the fact that a majority of the loan portfolio increase was in the commercial real estate and construction loan categories, which are considered a higher risk than consumer mortgage loans.

Noninterest Income

Noninterest income for the three months ended March 31, 2004 was $34.1 million, an increase of 15.6% from $29.5 million for the three months ended March 31, 2003. This increase was partially offset by a $932,000 decrease in the gain on sales of securities. Service charges on deposit accounts for the three months ended March 31, 2004 were $9.7 million, an increase of 33.2% from $7.3 million compared with the same period in 2003. Other service charges and fees increased 11.8% while merchant income increased 17.5% for the three months ended March 31, 2004 compared with the same period in 2003.

The following table presents for the periods indicated the major categories of noninterest income:

	For the Three Months Ended March 31,
	2004	2003
	(dollars in thousands)

Service charges on deposit accounts	$9,747	$7,317
Merchant income—bank	1,350	1,368
Gain on sale of loans	448	542
Gain on sale of investment securities	560	1,492
Other service charges and fees	2,012	1,799

Subtotal	14,117	12,518
Merchant income—Delta Card	20,008	17,007

Total noninterest income	$34,125	$29,525

The largest increase between the comparative periods was a $3.0 million increase in Merchant income-Delta Card. This line item represents Delta Card’s earnings, excluding the net income we receive under the terms of our operating agreement with Delta Card, which is included under Merchant income-bank. Merchant income-bank also includes income that we receive from the merchant portfolios that we own directly. Following the spin-off of Delta Card, we will no longer receive the income reported under Merchant income-Delta Card, but will continue to receive the income reported under Merchant income-bank.

Not including the income reported under Merchant income-Delta Card, noninterest income would have been $14.1 million and $12.5 million for the three months ended March 31, 2004 and 2003, respectively. The reduction in noninterest income caused by excluding Merchant income-Delta Card is partially offset by a reduction in noninterest expense attributed to Delta Card. For the three months ended March 31, 2004 and 2003, noninterest expense attributable to Delta Card was $19.3 million and $16.5 million, respectively. After giving effect to this noninterest expense, the portion of our net income attributable to Delta Card was $686,000 and $527,000 for the three months ended March 31, 2004 and 2003, respectively.

Noninterest Expense

Noninterest expense for the three months ended March 31, 2004 was $39.2 million, an increase of 16.2% compared with $33.8 million for the three months ended March 31, 2003. At March 31, 2003, we had 113 branch locations while at March 31, 2004 we had increased to 133 branch locations. Increased expenses resulting from additional branch locations accounted for a substantial portion of the increase in noninterest expense. Employee compensation also increased primarily due to additional employees, normal pay increases and increased insurance costs. Data processing expenses for both the bank and our merchant processing subsidiary increased primarily due to increased volume.

Not including noninterest expense attributable to Delta Card, our noninterest expense would have been $19.9 million and $17.3 million for the three months ended March 31, 2004 and 2003, respectively. For these same time periods, noninterest expense attributable to Delta Card was $19.3 million and $16.5 million, respectively.

The following table presents for the periods indicated the major categories of noninterest expense:

	For the Three Months Ended March 31,
	2004	2003
	(dollars in thousands)

Noninterest expense—excluding Delta Card:
Salaries and employee benefits	$10,484	$8,758
Non-staff expenses:
Premises and equipment	3,377	3,084
Bank data processing expense	974	711
Telephone	649	634
Postage	299	296
Professional fees	279	316
Amortization of intangible assets	295	293
Other noninterest expense	3,544	3,195

Total non-staff expenses excluding Delta Card	9,417	8,529

Total noninterest expense excluding Delta Card	19,901	17,287

Noninterest expense—Delta Card:
Salaries and employee benefits	3,566	3,092
Merchant processing and interchange	10,436	8,773
Other noninterest expense	5,320	4,615

Total noninterest expense—Delta Card	19,322	16,480

Total noninterest expense	$39,223	$33,767

Excluding Delta Card, salaries and employee benefits expense increased 19.7% to $10.5 million for the three months ended March 31, 2004 compared with $8.8 million in the same period in 2003. This increase was primarily due to a larger employee base, increased insurance costs and normal, recurring employee pay raises. Non-staff expenses, excluding Delta Card, increased from $8.5 million for the three months ended March 31, 2003 to $9.4 million for the same period in 2004. This 10.4% increase in non-staff expenses, exclusive of Delta Card, principally resulted from the increased number of branch locations in 2004 compared with 2003.

Delta Card salaries and employee benefit expenses increased 15.3% to $3.6 million compared with $3.1 million in the same period in 2003. This increase resulted from an increased number of employees, as well as from normal, recurring pay raises. Delta Card’s merchant processing and interchange expenses totaled $10.4 million for the three months ended March 31, 2004 versus $8.8 million during the same period in 2003. The 19.0% increase in these expenses resulted from increased transaction volume at Delta Card and corresponds with the increase in Delta Card revenues. Similarly, other Delta Card noninterest expenses increased 15.3% to $5.3 million during 2004 as a result of Delta Card’s increased business activity.

The efficiency ratio is a supplemental financial measure utilized in management’s internal evaluation of our performance and is not defined under generally accepted accounting principles. The efficiency ratio is calculated by dividing total noninterest expense, excluding securities losses, by net interest income before the provision for loan losses plus noninterest income, excluding securities gains. An increase in the efficiency ratio indicates that more resources are being utilized to generate the same volume of income, while a decrease would indicate a more efficient allocation of resources. Our efficiency ratio was 87.50% at March 31, 2004, a slight increase from 86.23% at March 31, 2003. The increase in the efficiency ratio is due to the additional expenses associated with our rapid expansion and our extensive in-store branch network.

Income Taxes

We elected Subchapter S filing status for the fiscal year commencing January 1, 1998. The financial data presented in this discussion has not been adjusted to give effect to federal income taxes. However, in connection with this offering, we intend to convert from a Subchapter S corporation to a “C” corporation. Had we been taxed as a “C” corporation at a rate of 33.0% for the three months ended March 31, 2004 and 2003, our federal income tax expense would have been $1.7 million and $1.9 million, respectively.

Goodwill

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 requires that the purchase method of accounting be used for all future business combinations. Additionally, SFAS No. 141 specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. Further, SFAS No. 142 requires that intangible assets with finite lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets to Be Disposed Of,” and subsequently, SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

The provisions of SFAS Nos. 141 and 142 became effective as of July 1, 2001 and January 1, 2002, respectively.

As of the date of adoption, we had unamortized goodwill in the amount of $12.3 million and unamortized identifiable intangible assets with finite lives in the amount of $31.8 million. Amortization expense related to intangible assets was $684,000 for the three months ended March 31, 2004 and $672,000 for the same period in 2003.

Financial Condition

Loan Portfolio

Total loans increased $102.4 million or 12.8% from $797.5 million at March 31, 2003 to $899.9 million at March 31, 2004, with the increase being primarily in commercial real estate and consumer mortgage loans. Our loans are generated mainly in our primary market in Montgomery and Harris Counties where our traditional branches are located. Consistent with our focus on real estate lending and relationship banking, we have steadily increased our real estate loan portfolio, including commercial real estate loans and construction/land development loans.

The following table summarizes the composition of our loan portfolio by type of loan as of the dates indicated:

	As of March 31, 2004		As of March 31, 2003
	Amount	Percent	Amount	Percent
	(dollars in thousands)

Commercial and industrial	$107,176	11.9%	$89,462	11.2%
Real estate:
Commercial real estate	342,170	38.0	253,798	31.8
Consumer mortgage	84,617	9.4	90,044	11.3
Construction and land development	263,124	29.2	256,585	32.2
Consumer	19,556	2.2	29,088	3.6
Student	15,871	1.8	7,429	0.9
SBA	37,921	4.2	27,669	3.5
Obligations of state/political	24,117	2.7	31,737	4.0
Other	5,370	0.6	11,691	1.5

Total loans	899,922	100.0%	797,503	100.0%
Allowance for loan losses	(10,413)		(9,309)

Net loans	$889,509		$788,194

Our primary lending focus is on commercial real estate, construction and land development, consumer mortgage and commercial loans to small-medium sized businesses. For business customers, we offer commercial loans, commercial real estate loans, equipment loans, working capital loans, term loans, revolving lines of credit and letters of credit. Most commercial loans are collateralized and on payment programs. The purpose of a particular loan generally determines its structure. In almost all cases, we require personal guarantees on commercial loans to help ensure repayment. The following is a discussion of our major types of lending:

Commercial and Industrial

Our commercial loans are typically made within our primary market areas and are underwritten on the basis of the borrower’s ability to service the debt from income. As a general practice, we take as collateral equipment, other assets owned by the borrower or a lien on any available real estate, and obtain the personal guaranty of the borrower. In general, commercial loans involve more credit risk than residential and commercial mortgage loans and, therefore, usually yield a higher return. The increased risk in commercial loans is due to the type of collateral securing these loans. The increased risk also derives from the expectation that commercial loans generally will be serviced principally from the operations of the business, and those operations may not be successful. Based on our experience, these types of loans have higher delinquencies than mortgage loans. As a result of these additional complexities, variables and risks, commercial loans require more thorough underwriting and servicing than other types of loans. At March 31, 2004, we had $107.2 million in commercial loans, which represented 11.9% of our total loans.

Commercial Real Estate

In addition to commercial loans secured by real estate, we make commercial mortgage loans to finance the purchase of real property, which generally consists of real estate with completed structures. Commercial mortgage lending typically involves higher loan-to-value amounts and the repayment of loans is dependent, in large part, on sufficient income from the operating entity occupying the facility for owner occupied real estate or sufficient rental income from tenants occupying income producing property securing the loans to cover operating expenses and debt service. As a general practice, we require our commercial mortgage loans to be secured, in the case of owner-occupied property, by well-managed small-to-medium sized businesses and, in the case of income producing property, by leases from creditworthy tenants. Generally, in both cases, we require loans to be guaranteed by responsible parties. We look for opportunities where cash flow from the business or property collateral provides adequate debt service coverage and the guarantor’s net worth is based on assets other than the project we are financing.

In underwriting owner occupied commercial mortgage loans, we consider the business’s operating history, future operating projections, location and physical condition of the property. The underwriting analysis also includes credit checks, appraisals and a review of the financial condition of the borrower.

In underwriting loans secured by income-producing properties, we consider the property’s operating history, future operating projections, current and projected occupancy, location and physical condition. The underwriting analysis also includes credit checks, appraisals and a review of the financial condition of the borrower and tenants.

Our commercial mortgage loans are generally secured by first liens on real estate, typically have fixed interest rates and amortize over a 10 to 20 year period with balloon payments due at the end of one to five years. Payments on loans secured by such properties are often dependent on the successful operation or management of the properties. Accordingly, repayment of these loans may be subject to adverse conditions in the real estate market or the economy to a greater extent than other types of loans. At March 31, 2004, we had $342.2 million in commercial real estate loans, which represented 38.0% of our total loans.

Consumer Mortgage

We offer a variety of mortgage loan products which generally are amortized over five to 25 years. Loans collateralized by 1-4 family residential real estate generally have been originated in amounts of no more than 90% of appraised value. Of the consumer mortgage loans originated, our fixed rate loans generally have shorter terms.

We retain a valid lien on real estate and obtain a title insurance policy that insures that the property is free of encumbrances. We also require hazard insurance in the amount of the loan and, if the property is in a flood plain as designated by the Department of Housing and Urban Development, we also require flood insurance. We also require most borrowers to advance funds on a monthly basis from which we make disbursements for items such as real estate taxes, private mortgage insurance and hazard insurance. As of March 31, 2004, we had $84.6 million in consumer mortgage loans, which represented 9.4% of our total loans.

Construction/Land Development

We also make loans to finance the construction of residential and nonresidential properties. Construction loans generally are secured by first liens on real estate. We conduct periodic inspections, either directly or through an agent, prior to approval of periodic draws on these loans. Underwriting guidelines similar to those described above are also used in our construction lending activities. In keeping with the community-oriented nature of our customer base, we provide financing for construction of residential properties, churches, medical facilities, and residential lot developments located within our market area. Construction loans involve additional risks because the loan funds are advanced upon the security of a project under construction, and the project is of uncertain value prior to its completion. Because of uncertainties inherent in estimating construction costs, the market value of the completed project and the effects of governmental regulation on real property, it can be difficult to accurately evaluate the total funds required to complete a project and the related loan to value ratio. As a result of these uncertainties, construction lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project rather than the ability of a borrower or guarantor to repay the loan. If we are forced to foreclose on a project prior to completion, there is no assurance that we will be able to recover all of the unpaid portion of the loan. In addition, we may be required to fund additional amounts to complete a project and may have to hold the property for an indeterminate period of time. While we have underwriting procedures designed to identify what we believe to be acceptable levels of risks in construction lending, we can give no assurance that these procedures will prevent losses from the risks described above.

At March 31, 2004, we had $263.1 million in construction/land development loans, which represented 29.2% of our total loans. Approximately $69.0 million in construction loans were loans to local builders and individuals to finance residential construction. Approximately $141.6 million of the remaining construction loans were loans to finance residential lots and land for development into residential lots to individuals and local builders. The remainder of the construction loans of $52.5 million was for the construction of owner occupied commercial real estate.

SBA and Student Loans

We provide alternative financing options to small businesses through the federally guaranteed programs offered by the SBA. The SBA program is an economic development program which finances the expansion of small businesses. We are a “Preferred Lender” in the Houston District. As an SBA Preferred Lender, our preapproved status allows us to quickly respond to customers’ needs. Under the SBA program, we originate and fund SBA 7(a) loans which qualify for guarantees up to 75% of principal and accrued interest. We typically use SBA 7(a) loans to fund loans secured by items other than real estate, such as machinery, equipment, furniture, fixtures, inventory and in some instances, working capital and debt refinancings. We also originate 504 chapter loans, which are primarily secured by real estate, and which give borrowers access to 90% financing for a project. We often sell these loans in the secondary market at a premium.

We provide SBA loans to potential borrowers who are proposing a business venture, often with existing cash flow as the source of repayment and what we believe to be a better than average reasonable chance of success. We do not treat the SBA guarantee as a substitute for a borrower meeting our credit standards, and except for minimum capital levels or maximum loan terms, the borrower must meet our other credit standards as applicable to loans outside the SBA programs.

We provide student loans to students at approximately 50 schools in the government guarantee student loan program from the U.S. Department of Education. We offer both Stafford and Plus loans through this program. We market these programs and outsource the underwriting of these loans. We often sell these loans in the secondary market at a premium. At March 31, 2004, we had $53.8 million in SBA and student loans, which represented 6.0% of our total loans.

Consumer

We provide a wide variety of consumer loans including motor vehicle, watercraft, education, personal (collateralized and uncollateralized) and deposit account collateralized loans. The terms of these loans typically range from 12 to 72 months and vary based upon the nature of collateral and size of loan. Consumer loans are subject to greater risk than residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by rapidly depreciating assets such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan balance. The remaining deficiency often does not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, consumer loan collections are dependent on the borrower’s continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness, personal bankruptcy or similar factors. Furthermore, the application of various federal and state laws may limit the amount which can be recovered on such loans. We have initiated very few indirect consumer loans, indicating a preference to maintain personal banking relationships and strict underwriting standards. Installment loans have decreased during the last five years, reflecting management’s tight control of consumer credit due to record high personal bankruptcy filings nationwide during that period. At March 31, 2004, we had $19.6 million in consumer loans, which represented 2.2% of our total loans.

Underwriting Strategy

Because future loan losses are closely related to our underwriting policy, we have instituted what we believe is a conservative loan underwriting policy. We have a standing Executive Loan Committee comprised of certain of our officers, each of whom has a defined lending authority as an individual and in combination with other officers. These individual lending authorities are determined by the senior lending officer and are based on the loan officer’s title and lending experience. The loan officer who sponsors a loan is primarily responsible for the customer’s relationship with us, including, among other things, obtaining and maintaining adequate credit file information.

The approvals required differ based on the size of the borrowing relationship. At least one regional president or senior lending officer and one executive vice president or more senior officer must approve all loans in the amount of $500,000 or more. Our Executive Loan Committee must approve all lending relationships in the amount of $1.0 million or more. Our board of directors must approve all loans in an amount equal to or greater than 50% of our legal lending limit, which was $18.0 million per relationship as of March 31, 2004.

Our strategy for approving or disapproving loans is to follow a conservative loan policy and underwriting practices which include, among other things:

•	granting loans on a sound and collectible basis;

•	investing funds properly for the benefit of our shareholders and the protection of our depositors;

•	serving the legitimate needs of the community and our general market area while obtaining a balance between maximum yield and minimum risk;

•	securing adequate primary and secondary sources of repayment in relation to the amount of the loan;

•	developing and maintaining adequate diversification of the loan portfolio as a whole and of the loans within each category; and

•	properly documenting each loan and, if appropriate, obtaining adequate insurance coverage.

Our loan review and compliance personnel interact daily with commercial, mortgage and consumer lenders to identify potential underwriting or technical exception variances. In addition, we emphasize the early identification of problem loans to aggressively seek resolution of the situations, and thereby keep loan losses at a minimum.

The following table sets forth the contractual maturity ranges of the primary categories of our loan portfolio and the amount of those loans with predetermined and floating interest rates in each maturity range as of March 31, 2004:

	As of March 31, 2004
		After 1 Year Through 5 Years		After 5 Years		Total
	One Year or Less	Fixed Rate	Floating Rate	Fixed Rate	Floating Rate
	(dollars in thousands)

Commercial and industrial	$52,250	$26,593	$23,535	$848	$3,950	$107,176
Real estate:
Commercial real estate	85,010	82,227	106,170	11,854	56,909	342,170
Consumer mortgage	9,269	31,095	963	40,882	2,408	84,617
Construction and land development	145,890	59,357	36,910	11,201	9,766	263,124
Consumer	7,229	11,077	773	477	—	19,556
Student	—	—	—	—	15,871	15,871
SBA loans	1,328	—	2,688	1,095	32,810	37,921
Obligations of state/political	—	19,740	—	4,377	—	24,117
Other	5,370	—	—	—	—	5,370

Total loans	$306,346	$230,089	$171,039	$70,734	$121,714	$899,922

Scheduled contractual principal repayments do not reflect the actual maturities of loans. The average maturity of loans is substantially less than their average contractual term because of prepayments. The average life of mortgage loans tends to increase when the current mortgage loan rates are substantially higher than rates on existing mortgage loans and, conversely, decrease when current mortgage loan rates are substantially lower than existing mortgage loan rates (due to refinancings of adjustable rate and fixed rate loans at lower rates).

Loan Concentrations

Our concentrations are monitored by industry, loan type and geographic area. We have two industry risk concentrations: loans to religious organizations and loans to the medical industry. The following table outlines these concentrations as of March 31, 2004 and 2003:

	As of March 31, 2004		As of March 31, 2003
	Loans Outstanding	% of Total Loans	Loans Outstanding	% of Total Loans
	(dollars in thousands)

Religious organizations	$86,959	9.7%	$69,116	8.7%
Medical industry	76,234	8.5	44,198	5.5

Our loan type concentrations are centered on loans secured by various types of real estate. As of March 31, 2004, loans collateralized by real estate accounted for 80.0% of total loans. Since our primary lending market is the greater Houston metropolitan area, our loan portfolio primarily consists of customers conducting business in that market.

Nonperforming Assets

Nonperforming assets were $8.1 million at March 31, 2004 compared with $9.3 million at March 31, 2003, reflecting our continued strong asset quality. Our ratio of nonperforming assets to total loans and other real estate owned was 0.89% at March 31, 2004 and 1.16% at March 31, 2003.

We generally place a loan on nonaccrual status and cease to accrue interest when it becomes 90 days past due. We also place loans on nonaccrual status in cases where we are uncertain whether the borrower can satisfy the contractual terms of the loan agreement. Cash payments received while a loan is classified nonaccrual are recorded as a reduction of principal as long as doubt exists as to future collections.

We maintain current appraisals on loans secured by real estate, particularly those categorized as nonperforming loans and potential problem loans. In instances where updated appraisals reflect reduced collateral values, we evaluate the borrower’s overall financial condition to determine the need, if any, for possible writedowns to their net realizable values. We record other real estate owned at fair value at the time of acquisition, less our estimated costs to sell.

The following table sets forth information regarding our nonperforming assets as of the dates indicated:

	As of March 31, 2004	As of March 31, 2003
	(dollars in thousands)

Nonaccrual loans	$3,814	$2,087
Accruing loans past due 90 days or more	196	639
Restructured loans	—	—
Repossessed assets	38	206
Other real estate owned	4,038	6,376

Total nonperforming assets	$8,086	$9,308

Nonperforming assets to total loans and other real estate	0.89%	1.16%

Our loss and delinquency experience on our residential real estate loan portfolio has been limited by a number of factors, including our underwriting standards. Whether our loss and delinquency experience in this area of our portfolio will increase significantly depends upon the value of the real estate securing loans and economic factors such as increases in unemployment as well as the overall economy of the region.

At March 31, 2004 and 2003, loans totaling $10.8 million and $8.2 million, respectively, were classified as potential problem loans that are not reported in the table above. Through our internal loan review process, we have classified these loans as substandard. These loans are subject to management attention and their classification is reviewed on a quarterly basis. Interest on nonperforming loans that would have been accrued under the original loan agreements was $257,000 and $192,000 at March 31, 2004 and March 31, 2003, respectively.

Net charge-offs were $543,000 for the three months ended March 31, 2004 compared with $273,000 for the same period in 2003, which contributed to the increase in the provision for loan losses. As a percentage of average loans, these net charge-offs were 0.24% as of March 31, 2004 and 0.14% as of March 31, 2003. The allowance for loan losses at March 31, 2004 was $10.4 million, or 1.16% of total loans compared with $9.3 million at March 31, 2003, or 1.17% of total loans.

Allowance for Loan Losses

The following table summarizes activity in our allowance for loan losses during the periods indicated:

	As of and for the Three Months Ended March 31, 2004	As of and for the Three Months Ended March 31, 2003
	(dollars in thousands)

Total loans at end of period	$899,922	$797,503

Average loans outstanding	$883,191	$795,727

Allowance at beginning of period	$10,096	$8,957
Provision for loan losses	860	625
Charge-offs:
Commercial and industrial	(84)	(244)
Real estate—mortgage	(50)	(30)
Real estate—construction	(420)	—
Consumer and other	(24)	(36)

Total charge-offs	(578)	(310)
Recoveries:
Commercial and industrial	6	6
Real estate—mortgage	17	28
Real estate—construction	—	—
Consumer and other	12	3

Total recoveries	35	37

Net charge-offs	(543)	(273)

Allowance for loan losses at end of period	$10,413	$9,309

Ratio of allowance for loan losses to end of period loans	1.16%	1.17%
Ratio of net charge-offs to average loans outstanding	0.24%	0.14%
Ratio of allowance for loan losses to nonperforming loans	259.67%	341.47%

Our allowance for loan losses is a reserve established through charges to earnings in the form of a provision for loan losses. Management evaluates the adequacy of the allowance at least quarterly. In addition, on a quarterly basis our board of directors reviews our loan portfolio, conducts an evaluation of the credit quality and reviews the adequacy of the provision for loan losses, recommending changes as may be required. In evaluating the adequacy of the allowance, management considers the growth, composition and industry diversification of the portfolio, loan loss experience, current delinquency levels, the results of regulatory examinations and general economic conditions.

The allowance for loan losses represents management’s estimate of an amount adequate to provide for losses inherent in the loan portfolio in the normal course of business. However, there are additional risks of losses that cannot be quantified precisely or attributed to particular loans or classes of loans. Because those risks include general economic trends as well as conditions affecting individual borrowers, management’s judgment of the amount of the allowance necessary to absorb probable losses is approximate. The allowance is also subject to regulatory examinations and determination by the regulatory agencies as to the adequacy of the allowance in comparison with peer institutions.

We follow a loan review program designed to evaluate the credit risk in our loan portfolio. Through this loan review process, we maintain an internally classified watch list which helps management assess the overall quality of the loan portfolio and the adequacy of the allowance for loan losses. Loans categorized as watch list loans show warning elements where the present status portrays one or more deficiencies that require attention in the short term or where pertinent ratios of the loan account have weakened to a point where more frequent monitoring is warranted. These loans do not have all of the characteristics of a classified loan (substandard or doubtful) but do show weakened elements as compared with those of a satisfactory credit. We review these loans to assist in assessing the adequacy of the allowance for loan losses.

In establishing the appropriate classification for specific assets, management considers, among other factors, the estimated value of the underlying collateral, the borrower’s ability to repay, the borrower’s payment history and the current delinquent status. As a result of this process, loans are categorized as substandard, doubtful or special mention.

Loans classified as “substandard” are those loans with clear and defined weaknesses such as a highly-leveraged position, unfavorable financial ratios, uncertain repayment sources or poor financial condition which may jeopardize the liquidation of the debt. They are characterized by the distinct possibility that we will sustain some losses if the deficiencies are not corrected.

Loans classified as “doubtful” are those loans which have characteristics similar to substandard loans but with an increased risk that collection or liquidation in full is highly questionable and improbable.

Once a loan is deemed uncollectible and of such little value that its continuance as a bankable asset is not warranted, the loan is charged-off against the allowance for loan losses. This does not mean that the loan has absolutely no recovery or salvage value but rather it is not practical or desirable to defer writing off this asset even though partial recovery may be effected in the future.

The uncollectability of at least some portion of the doubtful classification makes the accurate identification of such loans of obvious importance. The function of the substandard classification is to indicate those loans that are unduly risky and may be a future hazard to our capital.

In addition to the above “adverse classification” categories, we also categorize certain loans as “special mention.” While special mention loans do not have all the characteristics of a substandard or doubtful loan, they have one or more deficiencies which warrant special attention and which corrective management action, such as accelerated collection practices, may remedy.

During the evaluation of the loan portfolio, any loans that are not classified or rated special mention are referred to as “pass loans.”

Each category of loans is assigned a risk factor or reserve allocation percentage. These risk factors are multiplied by the outstanding principal balance and risk weighted by product type to calculate the applicable reserve. The unallocated portion of the reserve, which takes into account industry comparable reserve ratios and historical trends, serves to cover general economic uncertainties and will vary.

The following table describes the allocation of the allowance for loan losses among various categories of loans and certain other information as of the dates indicated. The allocation is made for analytical purposes only and is not necessarily indicative of the categories in which future losses may occur. With respect to investment securities underwritten as loans, the allowance is not available to cover any impairment that is other than temporary. Because of this, in the event of other than temporary impairment of an investment security underwritten as a loan, the impaired security must be charged to earnings in the same manner as an investment security which is not underwritten as a loan.

	As of March 31, 2004		As of March 31, 2003
	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans
	(dollars in thousands)
Balance of allowance for loan losses applicable to:
Commercial and industrial	$1,162	11.9%	$1,092	11.2%
Real estate	4,744	76.6	4,511	75.3
Consumer and other	273	11.5	206	13.5
Unallocated	4,234	—	3,500	—

Total allowance for loan losses	$10,413	100.0%	$9,309	100.0%

Investment Securities

We use our securities portfolio to ensure liquidity for cash requirements, to manage interest rate risk, to provide a source of income, to ensure collateral is available for municipal pledging requirements and to manage asset quality. The bank’s Senior Vice President and Controller manages our securities portfolio, with the concurrence of our Asset/Liability Committee. This committee is comprised of the Chairman of the Board, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Senior Lending Officer and Senior Vice President of Operations. Investment management is performed in accordance with our investment policy, which is approved annually by our Asset/Liability Committee and our board of directors. Our investment policy addresses our investment strategies, approval process, approved securities dealers and authorized investments. As of March 31, 2004, 95.0% or $201.7 million of our investment securities were classified as available-for-sale and may be sold as part of our asset/liability management strategy in response to changes in interest rates and liquidity needs.

Our investment portfolio is conservative with approximately 80% in U.S. Agency securities, 10% in U.S. Treasury securities and 10% in municipal securities. This portfolio make-up helps minimize interest rate risk associated with call options and prepayments. We have taken securities gains of $12.6 million during the last three years (2001-2003) because of the declining interest rate environment.

The following table sets forth the composition and fair value of our investment portfolio as of the dates indicated:

	As of March 31, 2004				As of March 31, 2003
	Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(dollars in thousands)

U.S. Treasury securities	$19,966	$135	$—	$20,101	$38,274	$603	$—	$38,877
U.S. Agency securities	162,235	845	(4)	163,076	198,303	3,013	(3)	201,313
Mortgage-backed securities	223	9	(1)	231	552	27	(1)	578
Obligations of counties and municipalities	21,833	390	(6)	22,217	9,648	457	—	10,105
Other	7,011	—	—	7,011	5,524	—	—	5,524

Total securities	$211,268	$1,379	$(11)	$212,636	$252,301	$4,100	$(4)	$256,397

Investment securities classified as available-for-sale decreased 16.6% from $242.0 million at March 31, 2003 compared with $201.8 million at March 31, 2004. We decreased investment securities by $9.0 million, which was the result of purchases totaling $93.3 million and sales totaling $102.3 million during the three months ended March 31, 2004. The investment securities sold consisted primarily of U.S. government agency securities. The reduction in securities classified as available-for-sale was offset by growth in the loan portfolio.

The following table summarizes the contractual maturity of investment securities on an amortized cost basis and their weighted average yields as of March 31, 2004. Tax-exempt obligations have not been computed on a tax-equivalent basis.

	As of March 31, 2004
	Within One Year		After One Year but Within Five Years		After Five Years but Within Ten Years		After Ten Years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Total	Yield
	(dollars in thousands)

U.S. Treasury securities	$5,009	1.73%	$14,957	1.89%	$—	—%	$—	—%	$19,966	1.85%
U.S. Agency securities	27,536	2.15	134,699	1.94	—	—	—	—	162,235	2.01
Mortgage-backed securities(1)	78	2.93	1	7.90	66	7.09	78	7.30	223	7.21
Obligations of counties and municipalities	4,158	4.55	10,738	3.54	3,743	5.59	3,194	4.25	21,833	4.18
Other	—		—		—		6,719	5.19	6,719	5.19

Total securities	$36,781		$160,395		$3,809		$9,991		$210,976

(1)	Contractual maturity of mortgage-backed securities is not a reliable indicator of their expected life because borrowers have the right to prepay their obligations at any time.

Deposits

Deposits, which represent 93.1% of our interest rate-sensitive liabilities as of March 31, 2004, have historically been our primary source for funding our asset growth. In addition to deposits, we obtain funds from loan repayments, maturing investments, loan sales, cash flows generated from operations, capital trust borrowings and Federal Home Loan Bank (FHLB) advances. We may use borrowings as an alternative source of lower cost funds or to fund the origination of certain assets.

Total deposits increased $78.0 million or 6.7% to $1.2 billion at March 31, 2004 compared with deposits at March 31, 2003. This increase was primarily a result of growth in certificates of deposit resulting from a successful rate promotion. At March 31, 2004, we had $292.9 million in noninterest-bearing deposits compared with $282.1 million at March 31, 2003, an increase of $10.8 million. Interest-bearing deposits totaled $949.8 million or 76.4% of total deposits at March 31, 2004 compared with $882.6 million or 75.8% of total deposits at March 31, 2003.

The following table sets forth the average balances and weighted average rates paid for our deposits for the periods indicated. Average balances are calculated as the average of all quarter-ends during the period and the quarter ended just prior to the beginning of the period.

	For the Three Months Ended March 31, 2004		For the Three Months Ended March 31, 2003
	Average Balance	Average Rate	Average Balance	Average Rate
	(dollars in thousands)

Demand	$283,489	—%	$267,562	—%
Interest checking	339,214	0.60	319,355	1.28
Money market and savings	207,003	0.59	197,005	0.81
Certificates of deposit	380,231	2.72	363,021	3.07

Total deposits	$1,209,937		$1,146,943

Weighted average rate		1.14%		1.47%

Of our total deposits at March 31, 2004, 23.6% were noninterest-bearing and another 44.1% were low-cost interest-bearing accounts, such as NOW accounts, with an average rate of 0.60% for the first three months of 2004, and money market and savings accounts, with an average rate of 0.59% for the same period. Further, our certificates of deposit in amounts of $100,000 or more represented only 8.3% of our deposits at March 31, 2004. Approximately 83.2% of these certificates of deposit are held by customers who have other banking relationships with us.

The following table sets forth by time remaining until maturity our certificates of deposit of $100,000 or more as of the date indicated:

As of March 31, 2004
(dollars in thousands)

Three months or less	$12,662
Over three months through six months	9,774
Over six months through twelve months	13,173
Over one year	69,760

Total	$105,369

While approximately 33.8% of these certificates of deposit will mature within one year, we expect that a significant portion of these deposits will be renewed. Historically, our large time deposits have been stable and management believes that the rates offered on certificates of deposit are comparable with rates offered by competition in our market areas. If a significant portion of the certificates of deposit were not renewed, we would be able to utilize our other available funding sources, such as purchased funds from correspondent banks and FHLB advances, to provide liquidity.

Borrowings

Borrowings consist of a term loan from U.S. Bank, St. Louis, Missouri, a commercial bank, debentures, an advance from the FHLB and junior subordinated debentures issued to our subsidiary trusts. In December 2003, we obtained a $10.0 million advance from the FHLB at an interest rate of 2.20% per annum which matures on January 3, 2006.

During 2001, we entered into a $38 million multi-advance term loan with a commercial bank. The loan was subsequently increased to $45 million in February 2002. In March 2003, the loan was converted to a term loan for $41.9 million. The interest rate on this loan from inception was prime minus 1.00%. The maturity date of the loan is March 3, 2006. At March 31, 2004, the outstanding balance was $33.1 million.

Debentures totaling $1.4 million with maturity dates from 2003 to 2006 and an interest rate of prime minus 1.5% are outstanding as of March 31, 2004. From February 2001 to January 2003, we had another series of debentures outstanding with a rate of prime plus 1.00%.

The following table summarizes our outstanding borrowings, including our junior subordinated debentures, as of and for the periods indicated:

	As of and for the Three Months Ended March 31, 2004	As of and for the Three Months Ended March 31, 2003
	(dollars in thousands)

Ending balance	$90,835	$75,835
Average balance for the period	91,020	73,727
Maximum month-end balance during the period	91,200	75,835

Average interest rate for the period	4.12%	5.13%

At March 31, 2004, we had five issues of junior subordinated debentures outstanding totaling $46.4 million as follows:

Description	Issuance Date	Optional Prepayment Date	Interest Rate	Junior Subordinated Debt Owed to Trusts	Maturity Date
Woodforest Capital Trust I	03/08/2000	03/08/2010	10.875%	$10,310,000	03/08/2030
Woodforest Statutory Trust II	09/07/2000	09/07/2010	10.600%	7,732,000	09/07/2030
Woodforest Statutory Trust III	07/31/2001	07/31/2006	3-month LIBOR + 3.58%	7,732,000	07/31/2031
Woodforest Statutory Trust IV	03/03/2003	03/02/2008	3-month LIBOR + 3.25%	10,310,000	03/03/2033
Woodforest Statutory Trust V	12/04/2003	12/03/2008	3-month LIBOR + 2.90%	10,310,000	12/04/2033

Each of the trusts is a capital or statutory business trust organized for the sole purpose of issuing trust securities and investing the proceeds in our junior subordinated debentures. The preferred trust securities of each trust represent preferred beneficial interests in the assets of the respective trusts and are subject to mandatory redemption upon payment of the junior subordinated debentures held by the trust. The common securities of each trust are wholly-owned by us. Each trust’s ability to pay amounts due on the trust preferred securities is solely dependent upon us making payment on the related junior subordinated debentures. The debentures, which are the only assets of each trust, are subordinate and junior in right of payment to all of our present and future senior indebtedness. We have fully and unconditionally guaranteed each trust’s obligations under the trust securities issued by each respective trust.

Under the provisions of each issue of the debentures, we have the right to defer payment of interest on the debentures at any time, or from time to time, for periods not exceeding five years. If interest payments on either issue of the debentures are deferred, the distributions on the applicable trust preferred securities and common securities will also be deferred.

In late 2003, the FASB issued Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 (Revised December 2003).” FIN 46R requires that trust preferred securities be deconsolidated from our consolidated financial statements. We adopted FIN 46R on January 1, 2004 and as a result, no longer reflect the trust preferred securities in our consolidated financial statements. Instead, the junior subordinated debentures are shown as liabilities in our consolidated balance sheets and interest expense associated with the junior subordinated debentures is shown in our consolidated statements of earnings.

The trust preferred securities issued by the trusts are currently included in our Tier 1 capital for regulatory purposes. See “Supervision and Regulation.” However, because the trusts are no longer a part of our consolidated financial statements, the Federal Reserve may in the future disallow inclusion of the trust preferred securities in Tier 1 capital for regulatory purposes. In July 2003, the Federal Reserve issued a supervisory letter instructing bank holding companies to continue to include the trust preferred securities in their Tier 1 capital for regulatory capital purposes until further notice.

On May 6, 2004, the Federal Reserve issued proposed rules that would continue to allow trust preferred securities to be included in Tier 1 capital, subject to stricter quantitative and qualitative limits. Currently, trust preferred securities and qualifying perpetual preferred stock are limited in the aggregate to no more than 25% of a bank holding company’s core capital elements. The proposed rule would amend the existing limit by providing that restricted core capital elements (including trust preferred securities and qualifying perpetual preferred stock) can be no more than 25% of core capital, net of goodwill. Because the 25% limit currently is calculated without deducting goodwill, the proposal, if adopted unchanged, could reduce the amount of trust preferred securities that we can include in Tier 1 capital. In addition, under the proposal, the amount of such excess trust preferred (when aggregated with subordinated debt securities and certain other investments) includable in Tier 2 capital would be limited to 50% of Tier 1 capital. Assuming these proposed rules were effective at March 31, 2004, and giving effect to this offering, on a pro forma basis as of March 31, 2004, our Tier 1 risk-based capital ratio would decrease from 9.58% to 8.91%, our total risk-based capital ratio would remain unchanged at 12.54% and our Tier 1 leverage ratio would decrease from 7.44% to 6.92%. The new quantitative limits are scheduled to be fully effective March 31, 2007.

Each of the trusts issuing the trust preferred securities holds junior subordinated debentures we issued with a 30-year maturity. The proposed rules provide that in the last five years before the junior subordinated debentures mature, the associated trust preferred securities will be excluded from Tier 1 capital and included in Tier 2 capital, subject (together with subordinated debt and certain other investments) to an aggregate limit of 50% of Tier 1 capital. In addition, under the proposal, the trust preferred securities during this five-year period would be amortized out of Tier 2 capital by one-fifth each year and excluded from Tier 2 capital completely during the year prior to maturity of the debentures.

Off-Balance Sheet Arrangements

In the normal course of business, we enter into various transactions which, in accordance with accounting principles generally accepted in the United States, are not included in our consolidated balance sheets. We enter into these transactions to meet the financing needs of our customers. These transactions include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in the consolidated balance sheets.

Our commitments associated with outstanding letters of credit and commitments to extend credit as of March 31, 2004 are summarized below. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the amounts shown do not necessarily reflect the actual future cash funding requirements:

	Payments due in:
	2004	Fiscal 2005-2006	Fiscal 2007-2008	Thereafter	Total
	(dollars in thousands)

Standby letters of credit	$3,532	$6,367	$—	$—	$9,899
Commitments to extend credit	52,581	53,508	33,143	14,241	153,473

Total	$56,113	$59,875	$33,143	$14,241	$163,372

Standby Letters of Credit.    Standby letters of credit are written conditional commitments we issue to guarantee the performance of a customer to a third party. In the event the customer does not perform in accordance with the terms of the agreement with the third party, we would be required to fund the commitment. The maximum potential amount of future payments we could be required to make is represented by the contractual amount of the commitment. If the commitment is funded, we would be entitled to seek recovery from the customer. Our policies generally require that standby letter of credit arrangements contain security and debt covenants similar to those contained in loan agreements.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 requires a guarantor entity, at the inception of a guarantee covered by the measurement provisions of the interpretation, to record a liability for the fair value of the obligation undertaken in issuing the guarantee. We previously did not record a liability when guaranteeing obligations unless it became probable that we would have to perform under the guarantee. FIN 45 applied prospectively to guarantees by us issued or modified effective for interim and annual periods ending after December 15, 2002. We rarely issue guarantees, as such, to date FIN 45 has had no material effect on our financial statements.

Commitments to Extend Credit.    We enter into contractual commitments to extend credit, normally with fixed expiration dates or termination clauses, at specified rates and for specific purposes. Substantially all of our commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of loan funding. We minimize our exposure to loss under these commitments by subjecting them to credit approval and monitoring procedures. Management assesses the credit risk associated with certain commitments to extend credit in determining the level of the allowance for loan losses.

Interest Rate Sensitivity and Market Risk

We are engaged primarily in the business of investing funds obtained from deposits and borrowings into interest-bearing loans and investments, and our primary component of market risk is interest rate risk volatility. Consequently, our earnings depend to a significant extent on our net interest income, which is the difference between the interest income on our loans and investments and the interest expense on our deposits and other borrowed funds. To the extent that our interest-bearing liabilities do not reprice or mature at the same time as our interest-bearing assets, we are subject to interest rate risk and corresponding fluctuations in net interest income. We have employed asset/liability management policies that attempt to manage our interest-earning assets and interest-bearing liabilities, thereby attempting to control the volatility of net interest income, without having to incur unacceptable levels of credit or investment risk.

Our asset/liability and funds management policy provides management with the necessary guidelines for effective funds management, and we have established a measurement system for monitoring our net interest rate sensitivity position. We manage our sensitivity position within established guidelines. Based upon the nature of our operations, we are not subject to foreign exchange or commodity price risk. We do not own any trading assets.

Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair market values. The objective of our policy is to measure the effect of interest rate changes on net interest income and to structure the balance sheet components to minimize the inherent risk while at the same time attempting to maximizing income.

Our exposure to interest rate risk is managed by the bank’s Asset/Liability Committee (ALCO), which is composed of senior officers of the bank, in accordance with policies approved by our board of directors. The ALCO formulates strategies based on appropriate levels in interest rate risk. In determining the appropriate level of interest rate risk, the ALCO considers the impact on earnings and capital based on the current outlook on interest rates, potential changes in interest rates, regional economies, liquidity, business strategies, and other factors. The ALCO meets regularly to review, among other things, the sensitivity of assets and liabilities to interest rate changes, the book and market values of assets and liabilities, unrealized gains and losses, purchase and sale activity, commitments to originate loans, and the maturities of investments and borrowings. Additionally, the ALCO reviews liquidity, cash flow flexibility, maturities of deposits and consumer and commercial deposit activity. Management uses two methodologies to manage interest rate risk: (1) an analysis of relationships between interest-earning assets and interest-bearing liabilities and (2) an interest rate shock simulation model. We have traditionally managed our business to reduce its overall exposure to changes in interest rates.

To effectively measure and manage interest rate risk, we use an interest rate shock simulation model to determine the impact on net interest income under various interest rate scenarios, balance sheet trends and strategies. From these simulations, interest rate risk is quantified and appropriate strategies are developed and implemented. Additionally, duration and market value sensitivity measures are utilized when they provide added value to the overall interest rate risk management process. The overall interest rate risk position and strategies are reviewed by our board of directors on an ongoing basis.

Our interest rate sensitivity is primarily monitored by management through the use of a model which generates estimates of the change in our present value of equity over a range of interest rate scenarios. Present value of equity represents the present value of expected cash flows from assets, liabilities, and off-balance sheet contracts using standard industry assumptions about estimated loan prepayment rates, reinvestment rates and deposit decay rates.

The following table sets forth an analysis of our interest rate risk as measured by the estimated change in our present value of equity resulting from instantaneous and sustained parallel shifts in the yield curve as of December 31, 2003:

Change in Rates	$ Change in Present Value of Equity	% Change in Rates	Present Value of Equity as a % of Present Value of Assets
	(dollars in thousands)		Ratio	Change
-200 bp	$106,315	(19.37)%	7.69%	(2.08)%
0 bp	131,852	—	9.77	—
+200 bp	151,505	14.90	11.45	1.68

Certain limitations are inherent in the methodology used in the above interest rate risk measurement. Modeling changes in the present value of equity require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. Accordingly, although the above table provides an indication of our interest rate risk exposure at a particular point in time, such measurement is not intended to and does not provide a precise forecast of the effect of changes in market interest rates on our worth.

We manage our exposure to interest rates by structuring our balance sheet in the ordinary course of business. We do not currently enter into instruments such as leveraged derivatives, structured notes, interest rate swaps, caps, floors, financial options, or financial futures contracts for the purpose of reducing interest rate risk.

An interest rate sensitive asset or liability is one that, within a defined time period, either matures or experiences an interest rate change in line with general market interest rates. The management of interest rate risk is performed by analyzing the maturity and repricing relationships between interest-earning assets and interest-bearing liabilities at specific points in time (GAP) and by analyzing the effects of interest rate changes on net interest income over specific periods of time by projecting the performance of the mix of assets and liabilities in varied interest rate environments. Interest rate sensitivity reflects the potential effect on net interest income of a movement in interest rates. A company is considered to be asset sensitive, or having a positive GAP, when the amount of its interest-earning assets maturing or repricing within a given period exceeds the amount of its interest-bearing liabilities also maturing or repricing within that time period. Conversely, a company is considered to be liability sensitive, or having a negative GAP, when the amount of its interest-bearing liabilities maturing or repricing within a given period exceeds the amount of its interest-earning assets also maturing or repricing within that time period. During a period of rising interest rates, a negative GAP would tend to affect net interest income adversely, while a positive GAP would tend to result in an increase in net interest income. During a period of falling interest rates, a negative GAP would tend to result in an increase in net interest income, while a positive GAP would tend to affect net interest income adversely.

The following table sets forth our interest rate sensitivity analysis as of March 31, 2004:

	Volumes Subject to Repricing Within
	0-3 Months	3-12 Months	12-36 Months	Greater than 36 Months	Total
	(dollars in thousands)
Interest-earning assets:
Securities	$6,181	$30,654	$142,430	$33,079	$212,344
Loans	396,317	145,741	184,769	173,095	899,922
Time deposits	314	598	—	—	912
Federal funds sold and other temporary investments	85,450	—	—	—	85,450

Total interest-earning assets	$488,262	$176,993	$327,199	$206,174	$1,198,628

Interest-bearing liabilities:
Demand, money market and savings deposits	$219,425	$55,609	$174,089	$110,659	$559,782
Certificates of deposit and other time deposits	53,965	108,069	159,030	68,977	390,041
Borrowings	—	33,354	10,260	827	44,441
Junior subordinated debentures	—	—	—	46,394	46,394

Total interest-bearing liabilities	$273,390	$197,032	$343,379	$226,857	$1,040,658

Period GAP	$214,872	$(20,039)	$(16,180)	$(20,683)	$157,970
Cumulative GAP	214,872	194,833	178,653	157,970	157,970

Period GAP to total assets	15.14%	(1.41)%	(1.14)%	(1.46)%	11.13%
Cumulative GAP to total assets	15.14%	13.73%	12.59%	11.13%	11.13%

Our one-year cumulative GAP position at March 31, 2004, was $194.8 million or 13.73% of assets. This is a one-day position that is continually changing and is not indicative of our position at any other time. While the GAP position is a useful tool in measuring interest rate risk and contributes toward effective asset and liability management, it is difficult to predict the effect of changing interest rates solely on that measure, without accounting for alterations in the maturity or repricing characteristics of the balance sheet that occur during changes in market interest rates. For example, the GAP position reflects only the prepayment assumptions pertaining to the current rate environment. Assets tend to prepay more rapidly during periods of declining interest rates than during periods of rising interest rates. Because of this and other risk factors not contemplated by the

GAP position, an institution could have a matched GAP position in the current rate environment and still have its net interest income exposed to increased rate risk.

Shareholders’ Equity

Shareholders’ equity increased to $79.7 million at March 31, 2004 compared with $77.1 million at March 31, 2003, an increase of $2.6 million or 3.4%. This increase was comprised of an increase in retained earnings of $5.5 million, due to net earnings, net of dividends paid, partially offset by a decrease in unrealized gains on available for sale securities of $2.4 million for the three months ended March 31, 2004 compared with the same period in 2003.

Capital Resources

Our capital management consists of providing equity to support both our current and future operations. We are subject to capital adequacy requirements imposed by the Federal Reserve and the bank is subject to capital adequacy requirements imposed by the Office of the Comptroller of the Currency (OCC). Both the Federal Reserve and the OCC have adopted risk-based capital requirements for assessing bank holding company and bank capital adequacy. These standards define capital and establish minimum capital requirements in relation to assets and off-balance sheet exposure, adjusted for credit risk. The risk-based capital standards currently in effect are designed to make regulatory capital requirements more sensitive to differences in risk profiles among bank holding companies and banks, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate relative risk weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

The risk-based capital standards issued by the Federal Reserve require all bank holding companies to have “Tier 1 capital” of at least 4.0% and “total risk-based” capital (Tier 1 and Tier 2) of at least 8.0% of total risk-adjusted assets. “Tier 1 capital” generally includes common stockholders’ equity and qualifying perpetual preferred stock together with related surpluses and retained earnings, less deductions for goodwill and various other intangibles. “Tier 2 capital” may consist of a limited amount of intermediate-term preferred stock, a limited amount of term subordinated debt, certain hybrid capital instruments and other debt securities, perpetual preferred stock not qualifying as Tier 1 capital, and a limited amount of the general valuation allowance for loan losses. The sum of Tier 1 capital and Tier 2 capital is “total risk-based capital.”

The Federal Reserve has also adopted guidelines which supplement the risk-based capital guidelines with a minimum ratio of Tier 1 capital to average total consolidated assets, or “leverage ratio,” of 4.0% for institutions with well diversified risk, including no undue interest rate exposure; excellent asset quality; high liquidity; good earnings; and that are generally considered to be strong banking organizations, rated composite 1 under applicable federal guidelines, and that are not experiencing or anticipating significant growth. Other banking organizations are required to maintain a leverage ratio of at least 4.0%. These rules further provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain capital positions substantially above the minimum supervisory levels and comparable to peer group averages, without significant reliance on intangible assets.

As a national bank, the bank is subject to capital adequacy guidelines of the OCC. The OCC has promulgated regulations setting the levels at which an insured institution such as the bank would be considered “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” The bank is classified “well capitalized” for purposes of the OCC’s prompt corrective action regulations.

The following table provides a comparison of our leverage and risk-weighted capital ratios and the leverage and risk-weighted capital ratios of the bank at the dates indicated to the minimum and well-capitalized regulatory standards:

	Minimum Required for Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions	Actual Ratio at March 31, 2004
Woodforest Financial Group, Inc.
Leverage ratio	4.00	%(1)	N/A	5.99%
Tier 1 risk-based capital ratio	4.00		N/A	8.06
Risk-based capital ratio	8.00		N/A	11.07

Woodforest National Bank
Leverage ratio	4.00	%(2)	5.00%	8.10%
Tier 1 risk-based capital ratio	4.00		6.00	10.63
Risk-based capital ratio	8.00		10.00	11.64

(1)	The Federal Reserve may require us to maintain a leverage ratio above the required minimum.
(2)	The OCC may require the bank to maintain a leverage ratio above the required minimum.

For the Years Ended December 31, 2003, 2002 and 2001

Overview

Net income for the year ended December 31, 2003 was $24.0 million, a 5.6% increase compared with net income of $22.7 million for the year ended December 31, 2002. Diluted earnings per share were $1.69 for the year ended December 31, 2003 compared with $1.62 for the year ended December 31, 2002, an increase of $0.07 or 4.3%. The increase in net income was primarily attributable to growth in earning assets which increased net interest income. In addition, noninterest income increased due to fees generated both from our deposit and commercial product services, as well as income generated by Woodforest Financial Services, Inc., our wholly-owned subsidiary.

Net income for the year ended December 31, 2002 was $22.7 million, an increase of 51.4% compared with net income of $15.0 million for the year ended December 31, 2001. Diluted earnings per share for the year ended December 31, 2002 were $1.62 compared with $1.07 for the year ended December 31, 2001. The increase in net income was largely attributable to the addition of 46 branches in 2001. The 46 branches opened in 2001 generated income throughout 2002, but only for a portion of 2001. The additional 22 branches opened in 2002 also contributed to the increase.

We posted pre-tax returns on average assets of 1.82%, 1.80% and 1.36% for the years ended December 31, 2003, 2002 and 2001, respectively. Our pre-tax returns on average equity were 31.53%, 33.13% and 25.89% for the years ended December 31, 2003, 2002 and 2001, respectively. The returns were impacted by gains on sales of investment securities of $2.9 million in 2003, $4.2 million in 2002 and $5.4 million in 2001.

Total assets at December 31, 2003 increased $71.9 million, or 5.6% to $1.4 billion compared with total assets at December 31, 2002. The increase was primarily due to growth in loans. Both deposits and borrowings funded the loan growth. Total assets at December 31, 2002 increased $62.7 million or 5.1% to $1.3 billion compared with $1.2 billion at December 31, 2001.

After giving effect to the spin-off of Delta Card to our shareholders as of a record date prior to completion of this offering and the conversion to a “C” corporation, our net income for the years ended December 31, 2003, 2002 and 2001 would have been $14.4 million, $14.1 million and $9.3 million, respectively. The lower net income compared with our reported net income is due to the combined effect of decreases in noninterest income and noninterest expense attributable to Delta Card as well as the inclusion of income tax expense of $7.1 million, $6.9 million and $4.6 million for 2003, 2002 and 2001, respectively, estimated at a rate of 33.0%.

On a pro forma basis after giving effect to the spin-off of Delta Card and the conversion to a “C” corporation, our returns on average assets would have been 1.10%, 1.13% and 0.87% for the years ended December 31, 2003, 2002 and 2001, respectively, and our returns on average equity would have been 18.83%, 20.58% and 17.83% for these same periods, respectively.

Results of Operations

Net Interest Income

2003 vs. 2002.    Net interest income before the provision for loan losses was $45.5 million for the year ended December 31, 2003, an increase of 6.0% compared with $42.9 million for the year ended December 31, 2002. The increase in net interest income was primarily attributable to the income generated from the growth in average earning assets during 2003 and the lower cost of funds. The average balance of total interest-earning assets increased $36.3 million or 3.4% to $1.1 billion for 2003 compared with the average balance for 2002 primarily due to the growth in loans.

Our net interest margin for the year ended December 31, 2003 was 4.11% compared with 4.00% for the year ended December 31, 2002. Our cost of funds decreased to 1.29% in 2003 from 1.84% in 2002. The cost of borrowings, which included the junior subordinated debentures we issued to our subsidiary trusts, decreased from 5.86% in 2002 to 5.04% in 2003.

2002 vs. 2001.    Net interest income before the provision for loan losses was $42.9 million for the year ended December 31, 2002, an increase of 22.1% compared with $35.1 million for the year ended December 31, 2001. The increase was primarily due to the growth in the average level of earning assets from $959.3 million to $1.1 billion. The yield on total interest-earning assets declined during the period to 6.31% for the year ended December 31, 2002 from 7.49% for 2001. The net interest margin increased from 3.66% in 2001 to 4.00% for 2002, primarily due to a decline in our cost of funds from 3.27% in 2001 to 1.84% in 2002 which more than offset the decline in yield on earning assets.

The following table presents for the periods indicated the average balances, the interest earned or paid on such amounts and the weighted average yields for each major category of interest-earning assets and interest-bearing liabilities. Calculations have been made utilizing quarterly average balances and nonaccruing loans are reflected in the tables as loans carrying a zero yield.

	For the Years Ended December 31,
	2003			2002			2001
	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate
	(dollars in thousands)
Assets:
Interest-earning assets:
Loans	$825,528	$56,881	6.89%	$730,923	$56,250	7.70%	$631,139	$55,678	8.82%
Investment securities	246,643	7,033	2.85	271,285	10,032	3.70	223,669	11,836	5.29
Time deposits in other financial institutions	3,531	75	2.12	23,458	564	2.40	34,090	1,666	4.89
Federal funds sold	32,823	462	1.41	46,475	823	1.77	70,378	2,666	3.79

Total interest-earning assets	1,108,525	64,451	5.81	1,072,141	67,669	6.31	959,276	71,846	7.49
Less allowance for loan losses	9,538			7,999			6,352

Total interest-earning assets, net of allowance	1,098,987			1,064,142			952,924
Noninterest-earning assets	221,622			200,467			148,674

Total assets	$1,320,609			$1,264,609			$1,101,598

Liabilities and Shareholders’ Equity:
Interest-bearing liabilities:
Interest-bearing deposits	$883,171	$14,986	1.70%	$861,687	$20,570	2.39%	$774,635	$32,123	4.15%
FHLB advances	2,000	8	0.40	—	—		—	—
Note payable	35,864	1,174	3.27	33,544	1,223	3.65	22,269	1,374	6.17
Subordinated debentures	5,153	66	1.28	13,294	667	5.02	13,454	1,077	8.01
Trust preferred securities	35,000	2,730	7.80	25,000	2,303	9.21	20,500	2,145	10.46

Total interest-bearing liabilities	961,188	18,964	1.97	933,525	24,763	2.65	830,858	36,719	4.42

Noninterest-bearing liabilities:
Demand deposits	278,178			257,457			207,264
Accrued interest payable	2,441			3,244			3,508
Accounts payable	840			—			—
Other liabilities	1,776			1,726			1,938

Total liabilities	1,244,423			1,195,952			1,043,568
Shareholders’ equity	76,186			68,657			58,030

Total liabilities and shareholders’ equity	$1,320,609			$1,264,609			$1,101,598

Net interest income		$45,487			$42,906			$35,127

Net interest spread			3.84%			3.66%			3.07%
Net interest margin			4.11%			4.00%			3.66%

The following table presents information regarding changes in interest income and interest expense for the periods indicated for each major category of interest-earning asset and interest-bearing liability and distinguishes between the changes attributable to changes in volume (changes in volume multiplied by old rate) and changes in rates (changes in rates multiplied by new volume). The dollar amount of changes in interest income and interest expense attributable to changes in rate/volume (change in rate multiplied by change in volume) has been allocated between rate and volume variances based on the percentage relationship of such variances to each other.

	For the Year Ended December 31, 2003 compared with the Year Ended December 31, 2002			For the Year Ended December 31, 2002 compared with the Year Ended December 31, 2001
	Increase (decrease) Due to Change in		Total	Increase (decrease) Due to Change in		Total
	Volume	Rate		Volume	Rate
	(dollars in thousands)
Interest-earning assets:
Loans	$7,281	$(6,650)	$631	$8,803	$(8,231)	$572
Securities	(939)	(2,060)	(2,999)	2,520	(4,324)	(1,804)
Federal funds sold	(242)	(119)	(361)	(905)	(938)	(1,843)
Time deposits in other financial institutions	(479)	(10)	(489)	(520)	(582)	(1,102)

Total increase (decrease) in interest income	5,621	(8,839)	(3,218)	9,898	(14,075)	(4,177)

Interest-bearing liabilities:
Interest-bearing deposits	513	(6,097)	(5,584)	3,610	(15,163)	(11,553)
Note payable	85	(134)	(49)	695	(846)	(151)
Junior subordinated debentures	921	(494)	427	471	(313)	158
Other borrowings	(308)	(285)	(593)	(13)	(397)	(410)

Total increase (decrease) in interest expense	1,211	(7,010)	(5,799)	4,763	(16,719)	(11,956)

Increase (decrease) in net interest income	$4,410	$(1,829)	$2,581	$5,135	$2,644	$7,779

Provision for Loan Losses

The provision for loan losses for the year ended December 31, 2003 was $2.9 million compared with $3.3 million for the year ended December 31, 2002 and $2.2 million for the year ended December 31, 2001. Total charge-offs were $1.9 million for the year ended December 31, 2003 compared with $1.5 million for 2002. The provision decreased in 2003 compared with 2002 primarily due to slower loan growth in 2003 compared with 2002. The allowance for loan losses at December 31, 2003 was $10.1 million, or 1.17% of total loans compared with $9.0 million, or 1.13% of total loans at December 31, 2002 and $7.1 million, or 1.03% of total loans at December 31, 2001.

Noninterest Income

Noninterest income totaled $127.1 million for the year ended December 31, 2003, an increase of 16.6% from $109.0 million for the year ended December 31, 2002. All categories of noninterest income increased for the year ended December 31, 2003 compared with the year ended December 31, 2002 with the exception of gains on sales of investment securities, which decreased by $1.4 million. The largest increase was a $9.5 million increase in merchant income attributable to Delta Card. This line item represents Delta Card’s earnings, excluding the net income we receive under the terms of our operating agreement with Delta Card, which is included as a part of Merchant income-bank.

Noninterest income totaled $109.0 million for the year ended December 31, 2002, an increase of 25.8% from $86.7 million for the year ended December 31, 2001. The largest increase was a $8.9 million increase in merchant income attributable to Delta Card. Service charges on deposit accounts increased $10.7 million, or 74.8%, compared with the same period in 2001. The increase was primarily due to an increase in the service charge schedule and the addition of new accounts attributable to our addition of 46 branches in 2001 and 22 branches in 2002.

Not including the income reported under Merchant income – Delta Card, noninterest income would have been $51.3 million, $42.6 million and $29.1 million for the years ended December 31, 2003, 2002 and 2001, respectively. The reduction in noninterest income caused by excluding Merchant income – Delta Card is partially offset by a reduction in noninterest expense attributed to Delta Card. For the years ended December 31, 2003, 2002 and 2001, noninterest expense attributable to Delta Card was $73.4 million, $64.7 million and $33.0 million, respectively. After giving effect to this noninterest expense, the pre-tax net income we received from Delta Card for the years ended December 31, 2003, 2002 and 2001 was $2.5 million, $1.7 million and $1.1 million, respectively.

The following table presents for the periods indicated the major categories of noninterest income:

	For the Years Ended December 31,
	2003	2002	2001
	(dollars in thousands)

Service charges on deposit accounts	$33,311	$25,096	$14,354
Merchant income—bank	6,106	5,817	5,910
Gain on sale of loans	1,528	987	—
Gain on sale of investment securities	2,873	4,234	5,449
Other noninterest income	7,432	6,471	3,363

Subtotal	51,250	42,605	29,076
Merchant income—Delta Card	75,895	66,444	57,589

Total noninterest income	$127,145	$109,049	$86,665

Noninterest Expense

Noninterest expense for the year ended December 31, 2003 was $145.7 million, an increase of $19.7 million or 15.6% compared with $126.0 million for the year ended December 31, 2002. Noninterest expense increased in several areas due in large part to the opening of 18 new branch locations in 2003 and 22 new branch locations in 2002 and the infrastructure needed to support a larger organization. The largest increases were a $7.9 million increase in employee compensation and benefits and a $5.8 million increase in merchant processing and interchange. Merchant processing and interchange represents the expenses attributable to Delta Card.

Noninterest expense for the year ended December 31, 2002 was $126.0 million, an increase of 20.5% compared with $104.6 million for the year ended December 31, 2001. Noninterest expense increased in several areas primarily due to the full-year effect of Delta Card, which we acquired in 2001 and the opening of 22 and 46 new branch locations in 2002 and 2001, respectively.

Not including noninterest expense attributable to Delta Card, our noninterest expense would have been $72.3 million, $61.2 million and $48.1 million for the years ended December 31, 2003, 2002 and 2001, respectively. For these same time periods, noninterest expense attributable to Delta Card was $73.4 million, $64.7 million and $56.5 million, respectively.

The following table presents for the periods indicated the major categories of noninterest expense:

	For the Years Ended December 31,
	2003	2002	2001
	(dollars in thousands)
Noninterest expense—excluding Delta Card:
Salaries and employee benefits	$36,778	$30,795	$24,754
Non-staff expenses:
Premises and equipment	13,317	11,785	8,714
Bank data processing expense	3,331	3,811	2,985
Telephone	2,718	2,553	1,411
Postage	1,233	897	601
Professional fees	1,126	956	866
Amortization of intangible assets	1,178	1,157	1,246
Other noninterest expense	12,583	9,286	7,535

Total non-staff expenses excluding Delta Card	35,486	30,445	23,358

Total noninterest expense without Delta Card	72,264	61,240	48,112

Noninterest expense—Delta Card:
Salaries and employee benefits	13,781	11,889	7,777
Merchant processing and interchange	48,141	41,144	43,491
Other noninterest expense	11,480	11,685	5,190

Total noninterest expense—Delta Card	73,402	64,718	56,458

Total noninterest expense	$145,666	$125,958	$104,570

Excluding Delta Card, salaries and employee benefits expense increased 19.4% to $36.8 million for the year ended December 31, 2003 compared with $30.8 million for the year ended December 31, 2002. Compared with the prior year, 2002 salaries and employee benefits expense increased 24.4% from $24.8 million for the year ended December 31, 2001. These increases reflect the cost of staffing new branch locations, the costs of personnel infrastructure necessary to operate a larger and more complex institution and normal, recurring employee pay raises. Non-staff expenses, excluding Delta Card, increased 30.3% from $23.4 million in 2001 to $30.4 million in 2002 and increased 16.6% from 2002 to $35.5 million in 2003. These increases in non-staff expenses, exclusive of Delta Card, principally resulted from the increased number of branch locations during each year. Many expenses, such as courier, supplies, travel and training, were impacted by the expansion of our branch network.

Delta Card salaries and employee benefit expenses increased 15.9% to $13.8 million for the year ended December 31, 2003 compared with $11.9 million for the year ended December 31, 2002, and 52.9% in 2002 compared with 2001. These increases resulted from an increased number of employees, as well as from normal, recurring pay raises. Delta Card’s merchant processing and interchange expenses totaled $48.1 million during 2003 compared with $41.1 million in 2002 and $43.5 million during 2001. The 17.0% increase in these expenses during 2003 resulted from increased transaction volume at Delta Card and correspond to the increases in Delta Card revenues previously described. Similarly, other noninterest expense attributable to Delta Card increased from $5.2 million during 2001 to $11.7 million in 2002 and $11.5 million in 2003 as a result of Delta Card’s increased business activity.

Our efficiency ratio for the years ended December 31, 2003, 2002 and 2001 was 85.81%, 85.27% and 87.32%, respectively. The increase in the efficiency ratio is primarily due to our rapid expansion and extensive in-store branch network.

Income Taxes

We elected Subchapter S filing status for the fiscal year commencing on January 1, 1998. The financial data presented in this discussion has not been adjusted to give effect to federal income taxes. Had we been taxed as a “C” corporation at a rate of 33% for the years ended December 31, 2003, 2002 and 2001, our federal income tax expense would have been $7.1 million, $6.9 million and $4.6 million, respectively.

Financial Condition

Loan Portfolio

Total loans were $866.5 million at December 31, 2003, an increase of 9.1% compared with loans of $794.0 million at December 31, 2002. Overall construction/land development loans increased 63.4% or $98.7 million from $155.5 million at December 31, 2002 to $254.2 million at December 31, 2003.

The following tables summarize the composition of our loan portfolio by type of loan as of the dates indicated:

	As of December 31,
	2003		2002
	Amount	Percent	Amount	Percent
	(dollars in thousands)

Commercial and industrial	$117,594	13.6%	$100,568	12.7%
Real estate:
Commercial real estate	320,635	37.0	354,231	44.6
Consumer mortgage	70,535	8.2	76,798	9.7
Construction and land development	254,200	29.3	155,529	19.6
Consumer	23,902	2.8	23,111	2.9
Student	7,889	0.9	11,013	1.4
SBA loans	40,120	4.6	24,007	3.0
Obligations of state/political	25,437	2.9	32,776	4.1
Other	6,147	0.7	15,918	2.0

Total loans	866,459	100.0%	793,951	100.0%
Allowance for loan losses	(10,096)		(8,957)

Net loans	$856,363		$784,994

	As of December 31,
	2001		2000		1999
	Amount	Percent	Amount	Percent	Amount	Percent
	(dollars in thousands)

Commercial and industrial	$86,739	12.6%	$126,533	22.4%	$95,574	24.7%
Real estate:
Commercial real estate	290,211	42.2	231,718	41.0	145,658	37.6
Consumer mortgage	81,324	11.8	74,626	13.2	61,184	15.8
Construction and land development	119,667	17.4	71,377	12.7	52,080	13.4
Consumer	22,997	3.3	8,918	1.6	12,822	3.3
Student	13,771	2.0	9,018	1.6	11,933	3.1
SBA loans	20,774	3.0	7,720	1.4	436	0.1
Obligations of state/political	35,688	5.2	10,948	1.9	5,549	1.4
Other	17,144	2.5	23,903	4.2	2,446	0.6

Total loans	688,315	100.0%	564,761	100.0%	387,682	100.0%
Allowance for loan losses	(7,090)		(5,682)		(3,462)

Net loans	$681,225		$559,079		$384,220

The following table sets forth the contractual maturity ranges of the primary categories of our loan portfolio and the amount of those loans with predetermined and floating interest rates in each maturity range as of December 31, 2003:

	As of December 31, 2003
		After 1 Year Through 5 Years		After 5 Years
	One Year or Less	Fixed Rate	Floating Rate	Fixed Rate	Floating Rate	Total
	(dollars in thousands)

Commercial and industrial	$62,823	$26,343	$20,359	$655	$7,414	$117,594
Real estate:
Commercial real estate	84,942	89,774	94,132	12,135	39,652	320,635
Consumer mortgage	6,114	22,611	606	41,037	167	70,535
Construction and land development	154,761	60,155	25,548	10,505	3,231	254,200
Consumer	10,322	12,145	784	651	—	23,902
Student	—	—	—	—	7,889	7,889
SBA loans	2,919	—	2,440	1,384	33,377	40,120
Obligations of state/political	—	21,044	—	4,393	—	25,437
Other	6,147	—	—	—	—	6,147

Total loans	$328,028	$232,072	$143,869	$70,760	$91,730	$866,459

Scheduled contractual principal repayments do not reflect the actual maturities of loans. The average maturity of loans is substantially less than their average contractual term because of prepayments. The average life of mortgage loans tends to increase when the current mortgage loan rates are substantially higher than rates on existing mortgage loans and, conversely, decrease when rates on existing mortgages are substantially lower than current mortgage loan rates (due to refinancings of adjustable rate and fixed rate loans at lower rates).

Nonperforming Assets

Nonperforming assets were $11.5 million at December 31, 2003 compared with $9.2 million at December 31, 2002, an increase of $2.3 million. The ratio of nonperforming assets to total loans and other real estate owned was 1.32% at December 31, 2003, 1.16% at December 31, 2002 and 0.71% at December 31, 2001. Nonperforming assets increased to $9.2 million at December 31, 2002 from $4.9 million at December 31, 2001.

The following table sets forth information regarding our nonperforming assets as of the dates indicated:

	As of December 31,
	2003	2002	2001	2000	1999
	(dollars in thousands)

Nonaccrual loans	$6,258	$7,715	$3,438	$366	$580
Accruing loans past due 90 days or more	257	400	521	397	409
Restructured loans	—	—	—	—	—
Repossessed assets	65	182	21	52	79
Other real estate owned	4,903	944	881	924	643

Total nonperforming assets	$11,483	$9,241	$4,861	$1,739	$1,711

Nonperforming assets to total loans and other real estate	1.32%	1.16%	0.71%	0.31%	0.44%

Allowance for Loan Losses

The following table summarizes activity in our allowance for loan losses during the periods indicated:

	As of and for the Years Ended December 31,
	2003	2002	2001	2000	1999
	(dollars in thousands)
Total loans at end of period	$866,459	$793,951	$688,315	$564,761	$387,682

Average loans outstanding	$825,528	$730,923	$631,139	$456,924	$316,763

Allowance at beginning of period	$8,957	$7,090	$5,682	$3,462	$2,608
Provision for loan losses	2,945	3,250	2,200	2,690	1,150
Charge-offs:
Commercial and industrial	(1,108)	(1,002)	(599)	(335)	(155)
Real estate—mortgage	(566)	(216)	(189)	(117)	(143)
Real estate—construction	—	—	(21)	—
Consumer and other	(229)	(275)	(78)	(104)	(99)

Total charge-offs	(1,903)	(1,493)	(887)	(556)	(397)
Recoveries
Commercial and industrial	26	5	22	48	49
Real estate—mortgage	35	18	2	20	14
Real estate—construction	—	—	—
Consumer and other	36	87	71	18	38

Total recoveries	97	110	95	86	101

Net charge-offs	(1,806)	(1,383)	(792)	(470)	(296)

Allowance for loan losses at end of period	$10,096	$8,957	$7,090	$5,682	$3,462

Ratio of allowance for loan losses to end of period loans	1.17%	1.13%	1.03%	1.01%	0.89%
Ratio of net charge-offs to average loans outstanding	0.22%	0.19%	0.13%	0.10%	0.09%
Ratio of allowance for loan losses to nonperforming loans	154.97%	110.38%	179.09%	744.69%	350.05%

The following tables describe the allocation of the allowance for loan losses among various categories of loans and certain other information for the dates indicated. The allocation is made for analytical purposes only and is not necessarily indicative of the categories in which future losses may occur. With respect to investment securities underwritten as loans, the allowance is not available to cover any impairment that is other than temporary. Because of this, in the event of other than temporary impairment of an investment security underwritten as a loan, the impaired security must be charged to earnings in the same manner as an investment security which is not underwritten as a loan.

	As of December 31,
	2003		2002
	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans
	(dollars in thousands)
Balance of allowance for loan losses applicable to:
Commercial and industrial	$1,481	13.6%	$1,189	12.7%
Real estate	4,392	74.5	4,175	73.9
Consumer and other	239	11.9	297	13.4
Unallocated	3,984	—	3,296	—

Total allowance for loan losses	$10,096	100.0%	$8,957	100.0%

	As of December 31,
	2001		2000		1999
	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans
	(dollars in thousands)
Balance of allowance for loan losses applicable to:
Commercial and industrial	$985	12.6%	$794	22.4%	$554	24.7%
Real estate	2,928	71.4	2,326	66.9	1,385	66.8
Consumer and other	279	16.0	284	10.7	173	8.5
Unallocated	2,898	—	2,278	—	1,350	—

Total allowance for loan losses	$7,090	100.0%	$5,682	100.0%	$3,462	100.0%

Investment Securities

The following tables set forth the composition and fair value of our investment portfolio as of the dates indicated:

	As of December 31, 2003				As of December 31, 2002
	Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(dollars in thousands)
U.S. Treasury securities	$19,963	$87	$—	$20,050	$38,569	$938	$—	$39,507
U.S. Agency securities	176,153	777	(237)	176,693	202,497	4,422	—	206,919
Mortgage-backed securities	284	12	(1)	295	643	27	(1)	669
Obligations of counties and municipalities	17,756	332	(20)	18,068	11,364	478	—	11,842
Other	6,564	—	—	6,564	10,236	43	—	10,279

Total	$220,720	$1,208	$(258)	$221,670	$263,309	$5,908	$(1)	$269,216

	As of December 31, 2001
	Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(dollars in thousands)
U.S. Treasury securities	$33,932	$73	$(246)	$33,759
U.S. Agency securities	230,603	2,997	(1,043)	232,557
Mortgage-backed securities	919	25	(1)	943
Obligations of counties and municipalities	12,556	389	(3)	12,942
Other	4,465	—	—	4,465

Total	$282,475	$3,484	$(1,293)	$284,666

During the year ended December 31, 2003, the available-for-sale portfolio decreased 18.2% or $46.8 million. The decrease in investment securities during the year ended December 31, 2003 is primarily attributable to the sale and maturity of securities in excess of purchases. The cash proceeds generated from the sales were utilized to fund growth in the loan portfolio.

Deposits

Deposits at December 31, 2003 were $1.2 billion, an increase of $48.0 million or 4.3% from $1.1 billion at December 31, 2002. The increase is primarily attributable to internal growth and new branch locations. Noninterest-bearing deposits of $274.1 million at December 31, 2003 increased $21.0 million or 8.3% from $253.0 million at December 31, 2002. Noninterest-bearing deposits as of December 31, 2001 were $247.2 million. Interest-bearing deposits at December 31, 2003 were $903.1 million, up $27.0 million or 3.1% from

$876.1 million at December 31, 2002. Total deposits at December 31, 2001 were $1.1 billion. The growth and geographic expansion of our branch network has been a significant factor in the overall growth of the deposit portfolio. We added 18, 22 and 46 branches in 2003, 2002 and 2001, respectively.

The following table sets forth the average balances and weighted average rates paid for our deposits for the periods indicated. Average balances are calculated as the average of all quarter-ends during the period and the quarter ended just prior to the beginning of the period.

	For the Years Ended December 31,
	2003		2002		2001
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	(dollars in thousands)
Demand	$278,178	—%	$257,457	—%	$207,264	—%
Interest checking	325,978	0.99	270,896	1.53	168,442	2.00
Money market and savings	197,672	0.68	199,598	0.96	204,084	2.75
Certificates of deposit	359,520	2.89	391,192	3.71	402,109	5.76

Total deposits	$1,161,348		$1,119,143		$981,899

Weighted average rate		1.29%		1.84%		3.27%

Borrowings

At December 31, 2003, borrowings consist of a term loan from U.S. Bank, St. Louis, Missouri, debentures, an advance from the FHLB and junior subordinated debentures issued to our subsidiary trusts. In December 2003, we obtained a $10.0 million advance from the FHLB at a rate of 2.2% which matures on January 3, 2006.

During 2001, we entered into a $38.0 million multi-advance term loan with a commercial bank. The loan was subsequently increased to $45 million in February 2002. In March 2003, the loan was converted to a term loan for $41.9 million. The interest rate on this loan from inception was prime minus 1.00%. The maturity date of the loan is March 3, 2006. At December 31, 2003, the outstanding balance was $33.1 million.

Debentures totaling $1.4 million with maturity dates from 2003 to 2006 and an interest rate of prime minus 1.5% are outstanding as of December 31, 2003.

Liquidity and Contractual Obligations

Liquidity involves our ability to raise funds to support asset growth or reduce assets to meet deposit withdrawals and other payment obligations, to maintain reserve requirements and otherwise to operate on an ongoing basis. Our liquidity needs are primarily met by growth in core deposits. Core deposits exclude time deposits over $100,000. These “jumbo” deposits are characteristically more sensitive to changes in interest rates and, thus, are not considered a part of core funding. Although access to purchased funds from correspondent banks is available and has been utilized on occasion to take advantage of investment opportunities, we do not rely on these external funding sources. We maintain investments in liquid assets based upon management’s assessment of cash needs, expected deposit flows, objectives of its asset/liability management program and availability of federal funds or FHLB advances. Several options are available to increase liquidity, including the sale of investments and loans, increasing deposit marketing activities, and borrowing from the FHLB or correspondent banks. The cash and federal funds sold position, supplemented by amortizing investments along with payments and maturities within the loan portfolio, have historically created an adequate liquidity position.

Cash flows from operating activities for the years ended December 31, 2003, 2002 and 2001 were primarily provided by net earnings. Cash flows from investing activities during each of the same fiscal years were provided by various activities, including sales and maturities of securities as well as sales of and principal payments on loans, partially offset by purchases of securities and premises and equipment and the funding of loans. Activities providing cash flows from financing activities include increases in deposits and borrowings, offset by dividends paid to shareholders.

Our future cash payments associated with contractual obligations (other than deposit obligations), exclusive of any options to renew these contracts, as of December 31, 2003 are summarized below:

	Payments due in:
	2004	Fiscal 2005-2007	Fiscal 2008-2009	Thereafter	Total
	(dollars in thousands)
FHLB advances	$—	$10,000	$—	$—	$10,000
Note payable	—	33,064	—	—	33,064
Subordinated debentures	2,054	1,087	—	—	3,141
Trust preferred securities	—	—	—	45,000	45,000
Operating leases	3,500	6,368	519	—	10,387

Total	$5,554	$50,519	$519	$45,000	$101,592

Off-Balance Sheet Arrangements

Our commitments associated with outstanding letters of credit and commitments to extend credit as of December 31, 2003 are summarized below. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the amounts shown do not necessarily reflect the actual future cash funding requirements:

	Payments due in:
	2004	Fiscal 2005-2006	Fiscal 2007-2008	Thereafter	Total
	(dollars in thousands)
Standby letters of credit	$3,697	$7,137	$3	$—	$10,837
Commitments to extend credit	87,399	16,935	22,310	3,662	130,306

Total	$91,096	$24,072	$22,313	$3,662	$141,143

Shareholders’ Equity

Shareholders’ equity increased to $76.9 million at December 31, 2003 from $76.3 million at December 31, 2002, an increase of $600,000 or 0.8%. This represents an increase in retained earnings of $5.4 million due to net earnings, net of dividends paid, partially offset by a $4.8 million decrease in unrealized gains on the available-for-sale securities. During 2002, shareholders’ equity increased by $15.7 million, or 25.9%, from $60.6 million at December 31, 2001. This increase was primarily due to an increase in retained earnings of $9.6 million, due to net earnings for the year, net of dividends paid, a reduction in treasury stock of $2.5 million and an increase in unrealized gains on available-for-sale securities of $3.6 million.

Capital Resources

The following table provides a comparison of our leverage and risk-weighted capital ratios and the leverage and risk-weighted capital ratios of the bank at the date indicated to the minimum and well-capitalized regulatory standards:

	Minimum Required for Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions	Actual Ratio at December 31, 2003
Woodforest Financial Group, Inc.
Leverage ratio	4.00	%(1)	N/A	5.88%
Tier 1 risk-based capital ratio	4.00		N/A	7.80
Risk-based capital ratio	8.00		N/A	11.16

Woodforest National Bank
Leverage ratio	4.00	%(2)	5.00%	8.42%
Tier 1 risk-based capital ratio	4.00		6.00	11.37
Risk-based capital ratio	8.00		10.00	12.44

(1)	The Federal Reserve may require us to maintain a leverage ratio above the required minimum.
(2)	The OCC may require the bank to maintain a leverage ratio above the required minimum.

Impact of Inflation and Changing Prices

Our financial statements and related notes included in this prospectus have been prepared in accordance with generally accepted accounting principles. These require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Unlike many industrial companies, substantially all of our assets and virtually all of our liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates may not necessarily move in the same direction or in the same magnitude as the prices of goods and services. However, other expenses do reflect general levels of inflation.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the name, age and positions of each of our executive officers, our directors and certain executive officers of the bank:

Name	Age	Positions
Gerald M. Glenn	61	Director

E. G. Kendrick, Jr.	60	Director

Charles P. Manning	43	Director; Director of the bank

Robert E. Marling, Jr.	48	Chairman of the Board and Chief Executive Officer; Chief Executive Officer and Director of the bank

Michael H. Richmond	56	Director, President and Chief Financial Officer; Vice Chairman of the Board and Chief Financial Officer of the bank

Michael E. Rose	57	Director

George V. Sowers, Jr.	50	Montgomery County President, Senior Lending Officer and Director of the bank

M. Ann Thomas	44	Executive Vice President, Chief Operating Officer and Secretary; President and Chief Operating Officer and Director of the bank

Gerald M. Glenn.    Mr. Glenn was elected a Director in June 2004. He is Chairman, President and Chief Executive Officer of CB&I, a global specialty engineering, procurement and construction (EPC) company. Prior to being appointed to his current position in February 1996, Mr. Glenn served as Group President of Fluor Daniel Inc. and as a Director of the Fluor Corporation. Mr. Glenn is active in the United Way and served as Chairman of the Metropolitan Chicago Board of Directors of the American Heart Association from 1999 to 2001. He and his wife served as co-chairs of the Chicago Heart Ball 2001. Mr. Glenn also sits on the board of the Gas Technology Institute, and he is a member of the Mid-America Committee, the US ASEAN Business Council, the 25 Year Club of the Petroleum Industry and the Greater Houston Partnership, as well as numerous other social and professional organizations.

E. G. Kendrick, Jr.    Mr. Kendrick was elected a Director in June 2004. Mr. Kendrick is the founder, chairman and principal shareholder of Datatel, Inc., Fairfax, Virginia. Datatel is a leading provider of information management solutions for higher education in the United States and Canada. Mr. Kendrick also serves as a director of iCrossing, Inc., a search engine marketing and technology company, and IntelliCommunities, a software company that manages marketing and other aspects of large planned communities. Mr. Kendrick is also a general partner in the Arizona Diamondbacks (MLB) and a partner in the Phoenix Suns (NBA) and the Dodge Theatre. Mr. Kendrick is President of the Datatel Scholars Foundation and Bumble Bee Ranch Foundation, as well as a director of numerous charities, including Translational Genomics Research Institute, Roaring Fork Conservancy, Childhelp USA, Helping Hands Housing, Challenger Center for Space Science Education and Phoenix Country Day School.

Charles P. Manning.    Mr. Manning has served as a Director since 1994. Mr. Manning manages real estate and investments. From September 1993 to October 2000 Mr. Manning served as our Chief Operating Officer and as an Executive Vice President of the bank. He currently serves as a director of the Kula Kai Community Association.

Robert E. Marling, Jr.    Mr. Marling has been a Director and Chief Executive Officer since 1990. In June 2004 he was elected Chairman of the Board. Mr. Marling has been Chief Executive Officer and a Director of the bank since 1990. He joined the bank as an executive vice president in 1989. Prior to that, Mr. Marling worked for First City Bancorporation and Affiliated Computer Systems/MTech. Mr. Marling currently serves on the board of directors for the PULSE EFT Association and The Independent Bankers Association of Texas. He is the Chairman of the Board of The Center for the Performing Arts at the Cynthia Woods Mitchell Pavilion in The Woodlands, Texas. His affiliations include 2002 Vice Chairman of the Montgomery County United Way and 2003 Chairman of the Montgomery County United Way campaigns, former Advisory Director for the Memorial Hermann Foundation-The Woodlands, the Houston Advisory Council for Texas Independent Bankers and former director and member of the Executive Committee of the North Channel Area Chamber of Commerce. He is a 2004 finalist for the Entrepreneur of the Year award, was voted 2003 Businessman of The Year in Montgomery County and was selected as the 2003 honoree for the Montgomery County American Heart Association Gala.

Michael H. Richmond.    Mr. Richmond joined us as a Vice Chairman of the bank and a Director of our company in 2003. In June 2004 he was elected President and Chief Financial Officer of our company and Chief Financial Officer of the bank. Mr. Richmond retired from The Woodlands Operating Company in 2002 after having spent over 30 years with the company and its predecessors. He served as president and chief executive officer from 1998 until his retirement. Mr. Richmond is a certified public accountant. Mr. Richmond serves and has served on a multitude of civic, corporate and service organizations in The Woodlands and the surrounding regional area. Mr. Richmond is a director of Landry’s Restaurants, Inc., a New York Stock Exchange company, president of the Woodlands Golf Association, Inc., a director of Stewart Title Company of Montgomery County, a director of the American Heart Association of Montgomery County, Inc. and an advisory director to Johnson Development Company. His previous activities include chairman of the Town Center Improvement District, chairman of the North Houston Association, a director of Houston Golf Association, Mitchell Mortgage Company, The Woodlands Community Hospital, the South Montgomery County Woodlands Chamber of Commerce and its Economic Development Partnership, the Greater Houston Partnership. Richmond was named one of The Woodlands’ Hometown Heroes and received a Lifetime Achievement Award from the North Houston Association.

Michael E. Rose.    Mr. Rose was elected a Director in June 2004. He served from 1986 until he retired in December 2003, as Executive Vice President and Chief Financial Officer of Anadarko Petroleum Corporation, a publicly traded oil and gas exploration and production company included in the S&P 500. Mr. Rose serves on the Boards of Directors of the Montgomery County Community Foundation, Interfaith of The Woodlands and The Center for the Performing Arts at Cynthia Woods Mitchell Pavilion, and was formerly a director of the John Cooper School.

George V. Sowers, Jr.    Mr. Sowers joined us as a Director of the bank and President of our Montgomery County operations in 1995. He is also our senior lending officer. From 1982 to 1995 he served as chairman, chief executive officer, president and a director of National Bank of Conroe, which we acquired. Mr. Sowers is a director and immediate past President of the Montgomery County Community Foundation, having served two terms as President. He also serves as President of the Rotary Club of Conroe and its Foundation. He was a long-time Director of the Greater Conroe/Lake Conroe Chamber of Commerce and has served as Vice Chairman of the economic development division. He is an active supporter of the arts, currently serving as a director of The Woodlands Symphony Orchestra and is a past President of the Montgomery County Performing Arts Society.

M. Ann Thomas.    Ms. Thomas currently serves as our Executive Vice President, Chief Operating Officer and Secretary. She joined the bank in 1995 as an Executive Vice President and became the bank’s President and Chief Operating Officer in 2000. She has served as a Director of the bank since 1999. Prior to joining us, Ms. Thomas was an attorney for ten years with Bracewell & Patterson, L.L.P., specializing in financial institutions matters. She currently serves as a director of the Humane Society of Montgomery County. In 2003, Ms. Thomas was honored by US Banker as one of 25 Women to Watch in banking.

Classes of our Board of Directors

Our directors are divided into three classes that serve staggered three year terms, as follows:

Class I (Term expiring in 2005)	Class II (Term expiring in 2006)	Class III (Term expiring in 2007)
E. G. Kendrick, Jr.	Gerald M. Glenn	Robert E. Marling, Jr.
Charles P. Manning	Michael H. Richmond	Michael E. Rose

Any newly elected directors or additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

Committees of the Board

Prior to completion of this offering, our board of directors intends to form two committees. While an audit committee of the board of directors of the bank has historically handled traditional audit committee responsibilities, we plan to form an Audit Committee of our board of directors. We also plan to form a Corporate Governance and Nominating Committee and reconstitute the membership and responsibilities of the Compensation Committee. Each committee is described below.

Audit Committee.    The primary purpose of the Audit Committee will be to provide independent and objective oversight with respect to our financial reports and other financial information provided to shareholders and others, our internal controls and our audit, accounting and financial reporting processes generally. The Audit Committee will report to the board of directors concerning these matters. Prior to completion of this offering, our board of directors will adopt a written charter for the Audit Committee.

The duties of the Audit Committee will include:

•	appointing, evaluating and determining the compensation of our independent auditors;

•	reviewing and approving the scope of our annual audit, the audit fee and our financial statements;

•	reviewing disclosure controls and procedures, internal control over financial reporting, the internal audit function and corporate policies with respect to financial information;

•	reviewing other risks that may have a significant impact on our financial statements;

•	preparing the Audit Committee report for inclusion in our annual proxy statement;

•	establishing procedures for the receipt, retention and treatment of complaints regarding accounting and auditing matters; and

•	evaluating annually the Audit Committee charter and the committee’s performance.

The Audit Committee will be comprised of three individuals, each of whom will be an “independent director” in accordance with the listing standards of the Nasdaq Stock Market. One member of the Audit Committee will qualify as “audit committee financial expert” as that term is defined in the rules and regulations of the Securities and Exchange Commission. We intend to comply with the current and future requirements of the Nasdaq Stock Market listing standards and the Securities and Exchange Commission (SEC) rules and regulations pertaining to audit committees to the extent they become applicable to us.

Compensation Committee.    The Compensation Committee will be responsible for making recommendations to the board of directors with respect to the compensation of our executive officers and will be responsible for the establishment of policies dealing with various compensation and employee benefit matters. The Compensation Committee will also administer our stock option plans and make recommendations to the board of directors regarding option grants to our employees under these plans. The Compensation Committee will consist of three individuals, each of whom will be an “independent director” in accordance with the Nasdaq Stock Market listing standards.

Corporate Governance and Nominating Committee.    The members of the Corporate Governance and Nominating Committee will consist of three individuals, each of whom will be an “independent director” in accordance with the Nasdaq Stock Market listing standards. The Corporate Governance and Nominating Committee will be responsible for considering and making recommendations to the board concerning the functions and needs of the board, including:

•	reviewing and recommending policies applicable to the board;

•	considering questions of possible conflicts of interest of directors and executive officers;

•	regularly reviewing issues and developments related to corporate governance and recommending corporate governance standards to the board;

•	administering and overseeing compliance with our Code of Ethics;

•	establishing and reviewing responsibilities of key board committees, director compensation, orientation and continuing education, and making recommendations to the board; and

•	soliciting input from the directors and, on an annual basis, conducting a review of the effectiveness of the operation of the board and its committees.

Our Corporate Governance and Nominating Committee will also be responsible for making recommendations to the board regarding the membership of the board, including:

•	establishing criteria for selecting new directors;

•	reviewing the backgrounds and qualifications of possible candidates for director positions;

•	considering, recommending and recruiting candidates to fill any vacancies or new positions on the board, including candidates that may be recommended by shareholders; and

•	recommending to the board the slate of director nominees for election at the annual meeting of shareholders.

Compensation Committee Interlocks and Insider Participation

During 2003, we and the bank had a joint compensation committee which was comprised of Charles P. Manning, Kenneth Babcock, Kermit Reneau and Deane Sadler. Messrs. Babcock and Reneau are our former directors and Mr. Sadler is a director of the bank. During 2003, none of our executive officers served as (1) a member of a compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers will serve on our Compensation Committee, (2) a director of another entity, one of whose executive officers will serve on our Compensation Committee or (3) a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a director of us. In addition, none of the members of our Compensation Committee was an individual who (a) was an officer or employee of us or any of our subsidiaries in 2003, (b) was formerly an officer or employee of us or any of our subsidiaries or (c) had any relationship requiring disclosure, except Charles P. Manning, who was an employee of us and the bank from 1993 to 2000.

Compensation of Directors

Prior to June 2004, all of our directors also served as directors of the bank and were paid a fee only for their services as a bank director. Each member of our board of directors who is not our employee or an employee of the bank will be paid a retainer of $             per month and will be reimbursed for expenses in attending board meetings. Additionally, each member will be granted          options for their service as a director. Members of the board who are also employees are not paid separately for their services.

Certain Relationships and Related Transactions

Many of our directors, executive officers and principal shareholders (i.e., those who own 5% or more of our common stock), directors and executive officers of the bank and their associates, which include corporations, partnerships and other organizations in which they are directors, officers or partners or in which they and their immediate families have at least a 5% interest, are customers of the bank. During 2003 and the first three months of 2004, the bank made loans in the ordinary course of business to our directors, executive officers and principal shareholders and the directors and executive officers of the bank and their associates, all of which were on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons unaffiliated with us and did not involve more than the normal risk of collectibility or present other unfavorable features. Loans to our directors, executive officers and principal shareholders and the directors and executive officers of the bank are subject to limitations contained in the Federal Reserve Act, the principal effect of which is to require that extensions of credit by the bank to our executive officers, directors and principal shareholders and the directors and executive officers of the bank satisfy the foregoing standards. As of March 31, 2004, all of such loans aggregated $8.9 million, which was approximately 8.11% of our Tier 1 capital at such date. We expect the bank to continue such transactions or transactions on a similar basis with our directors, executive officers and principal shareholders and the directors and executive officers of the bank and their associates in the future.

In connection with our conversion to Subchapter S corporation status in 1998, we entered into a shareholders agreement with all of our shareholders. The shareholders agreement provides for transfer restrictions and rights of first refusal in our favor for our shares of common stock. The shareholders agreement may be terminated upon the written agreement of the holders of at least two-thirds of the shares of our common stock then subject to the agreement. As of June 1, 2004, our directors, executive officers and our KSOP currently hold approximately 19.0% of our outstanding common stock subject to the agreement and have indicated their intention to terminate the shareholders agreement. Accordingly, we expect that the shareholders agreement will terminate immediately prior to completion of this offering.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary Compensation

The following table presents information relating to total compensation paid or accrued by us to or on behalf of our chief executive officer and our three other most highly compensated executive officers (determined as of the end of the last fiscal year) (“named executive officers”) for the year ended December 31, 2003:

SUMMARY COMPENSATION TABLE

	Annual Compensation				Long Term Compensation	All Other Compensation(2)
Name and Principal Positions	Year	Salary	Bonus	Other Annual Compensation(1)	Securities Underlying Options
Robert E. Marling, Jr. Chairman of the Board and Chief Executive Officer; Chief Executive Officer of the bank	2003	$400,000	$238,292	$17,861	300,000	$13,500	(3)

Michael H. Richmond President and Chief Financial Officer; Vice Chairman of the Board and Chief Financial Officer of the bank	2003	240,000	119,154	10,397	85,000	12,900	(4)

M. Ann Thomas Executive Vice President, Chief Operating Officer and Secretary; President and Chief Operating Officer of the bank	2003	170,000	103,741	2,234	30,000	13,500	(3)

George V. Sowers, Jr. Montgomery County President and Senior Lending Officer of the bank	2003	160,000	87,433	6,210	20,000	11,158	(3)

(1)	We provide various perquisites to the named executive officers, the cost of which did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported for each of the named executive officers during 2003.
(2)	Consists of matching contributions made by us to our 401(k) Plan for the benefit of each respective named executive officer.
(3)	Includes fees received for services as a director of the bank during 2003 in the amount of $7,500.
(4)	Includes fees received for services as a director of the bank during 2003 in the amount of $6,900.

Option Grants in Last Fiscal Year

The following table sets forth certain information concerning stock options granted to the named executive officers during the year ended December 31, 2003:

	Individual Grants
Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year(1)	Exercise Price Per Share(2)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2)(3)
					5%	10%
Robert E. Marling, Jr.	300,000	59.6%	$12.30	09/1/2013	$2,320,621	$5,880,910
Michael H. Richmond	85,000	16.9	12.00	01/15/2013	641,473	1,625,617
M. Ann Thomas	30,000	6.0	12.30	09/1/2013	232,062	588,091
George V. Sowers, Jr.	20,000	4.0	12.30	09/1/2013	154,708	392,061

(1)	Options to purchase 503,000 shares of common stock were granted to our employees during the year ended December 31, 2003.
(2)	The exercise price and potential realizable value do not give effect to the anticipated revaluation of our outstanding options in connection with the distribution of approximately $24.0 million of our accumulated and undistributed earnings to our existing shareholders and the spin-off of Delta Card to our existing shareholders.
(3)	These amounts represent certain assumed rates of appreciation based on the actual option term and annual compounding from the date of the grant. Actual gains, if any, on stock option exercises and common stock holdings are dependent on future performance of the common stock and overall stock market conditions. There can be no assurance that the stock appreciation amounts reflected in this table will be achieved.

Option Exercises and Fiscal Year-End Option Values

The following table sets forth certain information concerning stock option exercises during the fiscal year ended December 31, 2003 and any value realized thereon by each of the named executive officers, and the number and value of unexercised options held by such named executive officers at December 31, 2003:

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at December 31, 2003		Value of Unexercised In-the Money Options at December 31, 2003(1)(2)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Robert E. Marling, Jr.	—	—	199,996	500,004	$459,991	$460,009
Michael H. Richmond	—	—	—	85,000	—	102,000
M. Ann Thomas	—	—	28,616	70,000	250,238	155,000
George V. Sowers, Jr.	—	—	16,000	44,000	51,200	94,800

(1)	The value is based on $13.20 per share, which was the independent valuation of the common stock as of December 31, 2003.
(2)	The value of unexercised in-the-money options does not give effect to the anticipated revaluation of our outstanding options in connection with the distribution of approximately $24.0 million of our accumulated and undistributed earnings to our existing shareholders and the spin-off of Delta Card to our existing shareholders.

Employment Agreements

We plan to enter into employment agreements with Robert E. Marling, Jr., Michael H. Richmond, M. Ann Thomas and George V. Sowers, Jr. Mr. Marling’s agreement will be for an initial term of three years and will automatically renew each year thereafter unless it is terminated in accordance with its terms. Mr. Marling’s agreement will provide that if he is terminated without cause (including constructive termination) or if we undergo a change in control, Mr. Marling will be entitled to receive from us a lump sum payment equal to three years’ base salary. Our agreements with Messrs. Richmond and Sowers and Ms. Thomas will each be for an initial term of two years and will automatically renew each year thereafter unless terminated in accordance with their terms. Our agreements with Messrs. Richmond and Sowers and Ms. Thomas will provide that if they are terminated without cause (including constructive termination) or if we undergo a change in control, they will be entitled to receive from us a lump sum payment equal to two years’ base salary. The employment agreements will contain non-compete restrictions. Each of Messrs. Marling, Richmond and Sowers and Ms. Thomas will have the power to terminate their employment upon 30 days prior notice.

Stock Option Plans

Incentive Stock Option and Nonstatutory Stock Option Plan.

In 1995, our board of directors adopted the Woodforest Bancshares, Inc. Incentive Stock Option and Nonstatutory Stock Option Plan (1995 Plan), which has been approved by our shareholders. Under the 1995 Plan, shares of our common stock are reserved for issuance pursuant to incentive stock options (ISOs) within the meaning of Section 422(b) of the Internal Revenue Code of 1986, as amended, or options that do not constitute incentive stock options (nonqualified stock options.) The 1995 Plan is intended to provide additional incentive to our directors, officers and key employees and to directors, officers and key employees of the bank, to increase their personal financial interest in our success, and to encourage them to remain employed with us and the bank. The exercise price and vesting period of each option is set at the time the option is granted and governed by the terms of individual option agreements between us and the optionee. The exercise price of each ISO and nonqualified stock option granted under the 1995 Plan shall be determined by our Compensation Committee, except that in the case of an ISO, the exercise price may not be less than the fair market value of our common stock on the day of the grant. Options granted under the 1995 Plan generally must be exercised within ten years following the date of grant or no later than three months after optionee’s termination of employment or service with us, if earlier. No options may be granted under the 1995 Plan after October 2005.

As of March 31, 2004, options to purchase an aggregate of 1,222,016 shares of our common stock under the 1995 Plan were outstanding and 199,360 shares were available for issuance pursuant to future option grants.

2004 Stock Incentive Plan.

In June 2004, our board of directors established the Woodforest Financial Group, Inc. 2004 Stock Incentive Plan (2004 Plan), which has been approved by our shareholders. The 2004 Plan authorizes the issuance of up to 1,200,000 shares of common stock upon the exercise of options granted under the 2004 Plan or upon the grant or exercise, as the case may be, of awards granted under the 2004 Plan. The following summary of the material features of the 2004 Plan is qualified in its entirety by reference to the copy of the plan which has been filed as an exhibit to the registration statement, of which this prospectus forms a part.

Administration.    The 2004 Plan will be administered by our Compensation Committee which will be comprised of independent directors. The Compensation Committee will have the authority to determine and designate from time to time the employees, directors and consultants (awardees) eligible to receive grants of options or other awards and to determine the vesting, restrictions and other terms of the agreements representing such options or awards, as the case may be. The Compensation Committee will also be authorized to interpret the 2004 Plan and the respective award agreements executed under the 2004 Plan and to make all other determinations with respect to the 2004 Plan.

Shares Available for Issuance.    The 2004 Plan provides for the reservation of 1,200,000 shares of our common stock for issuance upon the exercise of options granted under the plan or upon the grant or exercise, as the case may be, of awards granted under the 2004 Plan. If an award expires or is terminated, the shares that were subject to the unexercised portion of the award will be available for future awards granted under the 2004 Plan. The number of shares covered by each outstanding award and the exercise price of outstanding awards shall be proportionately adjusted for any increase or decrease in the number of our outstanding shares resulting from various changes in our capitalization, such as stock splits or stock dividends.

Types of Awards.    The 2004 Plan provides for the granting of ISOs, nonqualified stock options, shares of restricted stock, awards payable in cash or our common stock, stock appreciation rights and phantom stock awards. A summary of each type of award is as follows:

Stock Options

A stock option confers upon the awardee the right to purchase a certain number of shares of our common stock at an established exercise price. Our Compensation Committee may authorize the grant of options that are either ISOs or nonqualified stock options.

The exercise price of each ISO and nonqualified stock option granted under the 2004 Plan is determined by our Compensation Committee, except that in the case of an ISO, the exercise price may not be less than the fair market value of a share of common stock on the date the ISO is granted. Each option is exercisable for a period not to exceed ten years. For each option, the Compensation Committee will establish (1) the term of the option, (2) the time or period of time in which the option will vest, (3) the form of payment due upon exercise of the option and (4) the treatment of the option upon the awardee’s termination of employment or service.

To the extent that the aggregate fair market value (determined in the manner prescribed by the 2004 Plan) of our common stock with respect to which ISOs may be exercisable for the first time by any awardee during any calendar year under all of our plans exceeds $100,000, the ISOs shall be treated as nonqualified stock options. Any ISO granted to a holder of 10% or more of our common stock must (a) have an option price of at least 110% of the fair market value of our common stock subject to the option and (b) must not be exercisable after five years from the date of the grant.

Stock Appreciation Rights

A stock appreciation right (SAR) shall confer on the awardee a right to receive, upon exercise, the excess of (1) the fair market value of one share of common stock on the date of exercise over (2) the exercise price of such SAR as determined by the Compensation Committee as of the date of grant of the SAR, which shall not be less than the fair market value of one share of our common stock on the date of grant. SARs may be granted independently or in connection with the grant of an option. The exercise of SARs granted in connection with the grant of an option will result in the surrender of the right to purchase the shares under such option. Our Compensation Committee shall determine the time or times at which an SAR may be exercised in whole or in part, the method of exercise, whether or not an SAR shall be in tandem with any other award, rules pertaining to termination of employment and any other terms and conditions of any SAR. The settlement of SARs may be payable in either cash, shares of our common stock or a combination thereof, unless the SARs are subject to Section 16 of the Securities Exchange Act of 1934, as amended, whereby the Compensation Committee must either determine the form of payment or approve an election by an awardee to receive cash in full or partial settlement.

Restricted Stock Awards

A grant of shares of restricted stock represents shares of our common stock that are subject to restrictions on disposition and the obligation of the awardee to forfeit and surrender the shares under certain circumstances (forfeiture restrictions). The Compensation Committee has sole discretion to determine the forfeiture restrictions and may provide that such forfeiture restrictions shall lapse upon (1) the attainment of targets established by the Compensation Committee that are based on (a) the price of a share of our common stock, (b) our earnings per share, (c) our revenue, (d) the revenue of one of our business units designated by the Compensation Committee, (e) our return on shareholders’ equity or (f) our pre-tax cash flow from operations, (2) the awardee’s continued employment or service with us for a specified period of time or (3) a combination of any two or more of the factors listed in clauses (1) and (2). Each award of restricted stock may have different forfeiture restrictions. Except to the extent restricted under the terms of the 2004 Plan and any agreement relating to the award of restricted stock, an awardee granted restricted stock shall have all of the rights of a shareholder including, without limitation, the right to vote restricted stock or the right to receive dividends thereon.

At the time of the award of restricted stock, the Compensation Committee may prescribe additional terms, conditions or restrictions including, but not limited to, rules related to the termination of employment or service of the awardee prior to the lapse of the forfeiture restrictions. The Compensation Committee may determine the amount and form of any payment for the shares of common stock received pursuant to an award of restricted stock, however, if no such determination is made, an awardee must pay only to the extent required by law.

Performance Awards

A performance award entitles the awardee to receive payment of an amount based on the achievement of certain performance measures established by the Compensation Committee. Such performance measures shall include future performance of the awardee, us, or any of our departments or divisions in which the awardee is employed, including (a) the price of a share of our common stock, (b) our earnings per share, (c) our revenue, (d) the revenue of one of our business units designated by the Compensation Committee, (e) our return on shareholders’ equity or (f) our pre-tax cash flow from operations. The Compensation Committee shall determine the period of time over which such performance shall be measured, the maximum value of each performance award and the method and amount of payment of a performance award. The amount of payment may not exceed the maximum value of the performance award and the method of payment may be either cash, common stock or a combination thereof and is made in a lump sum payment or installments. Except as otherwise provided by the performance award agreement or the Compensation Committee, a performance award terminates upon termination of an awardee’s employment or service or otherwise during the performance period.

Phantom Stock Awards

A phantom stock award is the right to receive shares of common stock (or cash in an amount equal to the fair market value thereof) or an amount equal to any appreciation in the fair market value of the common stock (or a portion thereof) over a specified period of time. A phantom stock award shall vest over a period of time or upon the occurrence of an event as determined by the Compensation Committee. The Compensation Committee shall determine the maximum value, the vesting period, the amount and method of payment of each phantom stock award and the payment of cash dividend equivalents, if any. The amount of payment may not exceed the maximum value of the phantom stock award and such payment may be made either in cash, common stock or a combination thereof and in a lump sum payment or installments. Except as otherwise provided by the Compensation Committee or by the phantom stock award agreement, a phantom stock award terminates upon termination of an awardee’s employment with us during the vesting period.

Amendment and Termination.    Our board of directors may amend or terminate the 2004 Plan at any time, except that without shareholder approval, it may not make any amendment which would (1) increase the maximum number of shares of common stock which may be issued pursuant to the provisions of the 2004 Plan (other than adjustments for reason of a stock dividend or distribution, stock split or similar events), (2) change the exercise price of an option, (3) materially modify the eligibility requirements for participation in the 2004 Plan, (4) change the class of employees, directors or consultants eligible to receive awards or materially increase the benefits accruing to such participants under the 2004 Plan, (5) extend the maximum period during which awards may be granted under the 2004 Plan or (6) decrease the authority of the Compensation Committee in contravention of Rule 16b-3 of the Securities Exchange Act of 1934, as amended. Except with respect to awards then outstanding, if not sooner terminated, the 2004 Plan terminates and no further awards shall be granted after the expiration of ten years from the date of its adoption.

Recapitalization or Change in Control.    The 2004 Plan includes customary provisions providing for proportionate adjustments in the number of shares subject to outstanding awards and the exercise prices in the event of stock dividends, stock splits and other events. In addition, upon the occurrence of (a) a merger or consolidation in which we are not the surviving corporation, (b) the merger of or consolidation a subsidiary bank of ours into an entity other than a wholly-owned subsidiary of ours, (c) our dissolution or liquidation, or (d) any person, group or entity acquires or gains ownership or control of more than 50% of our outstanding shares of common stock, as a result of or in connection with a contested election of our directors, the persons who were our directors before such election shall cease to constitute a majority of the board of directors or a sale or disposition of substantially all of our assets, the Compensation Committee has the sole discretion to determine whether all or any portion of an awardee’s outstanding awards shall immediately vest and become exercisable or satisfiable, as applicable. If a change in control occurs, the Compensation Committee may determine that each award other than an option will terminate within a specified number of days, and the holders of such awards will receive an amount of cash per share subject to such award equal to the per share price offered to shareholders in such change in control or the fair market value per share of the shares into which the awards are exercisable, as determined by the Compensation Committee (change in control value.) With respect to options, in the event of a change in control the Compensation Committee may direct that one of the following occurs: (1) determine a date after which all unexercised options terminate, (2) cancel the options of selected awardees in exchange for an amount of cash per share equal to the excess, if any, of the change in control value of the shares subject to the options over the exercise price for such shares, (3) adjust the outstanding options as the Compensation Committee deems necessary or (4) convert all outstanding options into options to acquire shares of the successor entity with the same terms as the options immediately prior to the merger or consolidation.

Stock Ownership Plan

We have an Employee Stock Ownership Plan with 401(k) features (KSOP). Employees become participants in the KSOP upon completion of six months of service. The employees may choose to invest in our common stock in addition to other investment options. Generally, employees may make salary reduction contributions up to the greater of the maximum allowable under Internal Revenue Service rules or 100% of their compensation which is matched by us, up to 6% of the employee’s compensation. In addition, employees who attained age 50 during or before 2003 could have made additional catch-up contributions of $2,000 in 2003, and may make additional catch-up contributions of $3,000 in 2004 and $4,000 in 2005. Matching contributions are directed by the trustees of the KSOP. The trustees are currently directing these matching contributions toward the purchase of our common stock.

The KSOP plan also allows for discretionary contributions as determined by our board of directors and which are allocated based on a participant’s compensation. Employee contributions are automatically 100% vested. Any optional contributions made by us, as well as matching contributions, vest ratably over five years. For the years ended December 31, 2003, 2002 and 2001, we made contributions to the KSOP of approximately $509,000, $706,000 and $434,000, respectively.

BENEFICIAL STOCK OWNERSHIP

BY PRINCIPAL SHAREHOLDERS AND MANAGEMENT

The following table sets forth as of June 1, 2004 the beneficial ownership of our common stock by all (1) directors, (2) named executive officers, (3) holders of more than 5% of our common stock and (4) directors and named executive officers as a group. Unless otherwise indicated, based on information furnished by such shareholders, management believes that each person has sole voting and investment power with respect to all shares beneficially owned by such person and the address of each shareholder is the same as our address.

Name of Beneficial Owner	Number of Shares Beneficially Owned		Percentage Beneficially Owned
			Before Offering(1)	After Offering(2)
Principal Shareholders

Woodforest KSOP(3)	2,669,137		19.00%

Directors and Executive Officers

Gerald M. Glenn	—		—

E. G. Kendrick, Jr.	3,327,183		23.68

Charles P. Manning	310,891	(4)	2.21

Robert E. Marling, Jr.	3,462,827	(5)	23.77

Michael H. Richmond	52,813	(6)	*

Michael E. Rose	90,000		*

George V. Sowers, Jr.	541,787	(7)	3.85

M. Ann Thomas	277,608	(8)	1.97

Directors and named executive officers as a group (8 persons)	8,063,109		55.11%

*	Indicates ownership which does not exceed 1.0%.
(1)	The percentage beneficially owned was calculated based on 14,052,110 shares of common stock outstanding as of June 1, 2004. The percentage assumes the exercise by the shareholder or group named in each row of all options for the purchase of our common stock held by such shareholder or group and exercisable within 60 days.
(2)	The percentage beneficially owned was calculated based on shares of common stock outstanding and assumes the issuance of shares of our common stock in connection with this offering and that the underwriters will not exercise their option to purchase additional shares to cover over-allotments, if any. The percentage also assumes the exercise by the shareholder or group named in each row of all options for the purchase of our common stock held by such shareholder or group and exercisable within 60 days.
(3)	M. Ann Thomas, Deane Sadler (a director of the bank) and Robert Peterson (a director of the bank) are currently the trustees of our KSOP.
(4)	Includes 110,891 shares held of record by our KSOP.
(5)	Includes 48,114 shares held of record by Mr. Marling as custodian for his children, 281,199 shares held of record by our KSOP, 12,893 shares held of record by Kim Marling, spouse of Robert Marling, and 516,024 shares that may be acquired pursuant to the exercise of fully vested stock options.
(6)	Includes 44,313 shares held of record by our KSOP.
(7)	Includes 89,339 shares held of record by our KSOP and 24,000 shares that may be acquired pursuant to the exercise of fully vested stock options.
(8)	Includes 108,882 shares held of record by our KSOP and 38,616 shares that may be acquired pursuant to the exercise of fully vested stock options. Excludes 2,669,137 shares held of record by our KSOP, of which Ms. Thomas is a trustee and has voting control over such shares.

SUPERVISION AND REGULATION

Supervision and Regulation

The supervision and regulation of bank holding companies and their subsidiaries is intended primarily for the protection of depositors, the deposit insurance funds of the Federal Deposit Insurance Corporation (FDIC) and the banking system as a whole, and not for the protection of the bank holding company shareholders or creditors. The banking agencies have broad enforcement power over bank holding companies and banks including the power to impose substantial fines and other penalties for violations of laws and regulations.

The following description summarizes some of the laws to which we and Woodforest National Bank are subject. References in the following description to applicable statutes and regulations are brief summaries of these statutes and regulations, do not purport to be complete, and are qualified in their entirety by reference to such statutes and regulations. We believe that we are in compliance in all material respects with these laws and regulations.

Woodforest Financial Group, Inc.

We are a financial holding company formed pursuant to the Gramm-Leach-Bliley Act and a bank holding company registered under the Bank Holding Company Act of 1956, as amended (BHCA). Accordingly, we are subject to supervision, regulation and examination by the Board of Governors of the Federal Reserve System (Federal Reserve Board). The Gramm-Leach-Bliley Act, the BHCA and other federal laws subject financial and bank holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations.

Regulatory Restrictions on Dividends; Source of Strength.    It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company’s ability to serve as a source of strength to its banking subsidiaries.

Under Federal Reserve Board policy, a bank holding company is expected to act as a source of financial strength to each of its banking subsidiaries and commit resources to their support. Such support may be required at times when, absent this Federal Reserve Board policy, a holding company may not be inclined to provide it. As discussed below, a bank holding company in certain circumstances could be required to guarantee the capital plan of an undercapitalized banking subsidiary.

In the event of a bank holding company’s bankruptcy under Chapter 11 of the U.S. Bankruptcy Code, the trustee will be deemed to have assumed and is required to cure immediately any deficit under any commitment by the debtor holding company to any of the federal banking agencies to maintain the capital of an insured depository institution. Any claim for breach of such obligation will generally have priority over most other unsecured claims.

Scope of Permissible Activities.    Under the BHCA, bank holding companies generally may not acquire a direct or indirect interest in or control of more than 5% of the voting shares of any company that is not a bank or bank holding company or from engaging in activities other than those of banking, managing or controlling banks or furnishing services to or performing services for its subsidiaries, except that it may engage in, directly or indirectly, certain activities that the Federal Reserve Board determined to be closely related to banking or managing and controlling banks as to be a proper incident thereto. In approving acquisitions or the addition of activities, the Federal Reserve considers whether the acquisition or the additional activities can reasonably be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh such possible adverse effects as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices.

However, the Gramm-Leach-Bliley Act, effective March 11, 2000, eliminated the barriers to affiliations among banks, securities firms, insurance companies and other financial service providers and permits bank holding companies to become financial holding companies and thereby affiliate with securities firms and insurance companies and engage in other activities that are financial in nature. The Gramm-Leach-Bliley Act defines “financial in nature” to include securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; merchant banking activities; and activities that the Federal Reserve Board has determined to be closely related to banking. No regulatory approval will be required for a financial holding company to acquire a company, other than a bank or savings association, engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the Federal Reserve Board.

Under the Gramm-Leach-Bliley Act, a bank holding company may become a financial holding company by filing a declaration with the Federal Reserve Board if each of its subsidiary banks is well capitalized under the Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) prompt corrective action provisions, is well managed and has at least a satisfactory rating under the Community Reinvestment Act of 1977 (CRA).

While the Federal Reserve Board will serve as the “umbrella” regulator for financial holding companies and has the power to examine banking organizations engaged in new activities, regulation and supervision of activities which are financial in nature or determined to be incidental to such financial activities will be handled along functional lines. Accordingly, activities of subsidiaries of a financial holding company will be regulated by the agency or authorities with the most experience regulating that activity as it is conducted in a financial holding company.

Safe and Sound Banking Practices.    Bank holding companies are not permitted to engage in unsafe and unsound banking practices. The Federal Reserve Board’s Regulation Y, for example, generally requires a holding company to give the Federal Reserve Board prior notice of any redemption or repurchase of its own equity securities, if the consideration to be paid, together with the consideration paid for any repurchases or redemptions in the preceding year, is equal to 10% or more of the holding company’s consolidated net worth. The Federal Reserve Board may oppose the transaction if it believes that the transaction would constitute an unsafe or unsound practice or would violate any law or regulation. Depending upon the circumstances, the Federal Reserve Board could take the position that paying a dividend would constitute an unsafe or unsound banking practice.

The Federal Reserve Board has broad authority to prohibit activities of bank holding companies and their nonbanking subsidiaries which represent unsafe and unsound banking practices or which constitute violations of laws or regulations, and can assess civil money penalties for certain activities conducted on a knowing and reckless basis, if those activities caused a substantial loss to a depository institution. The penalties can be as high as $1.0 million for each day the activity continues.

Anti-Tying Restrictions.    Bank holding companies and their affiliates are prohibited from tying the provision of certain services, such as extensions of credit, to other services offered by a holding company or its affiliates.

Capital Adequacy Requirements.    The Federal Reserve Board has adopted a system using risk-based capital guidelines to evaluate the capital adequacy of bank holding companies. Under the guidelines, specific categories of assets are assigned different risk weights, based generally on the perceived credit risk of the asset. These risk weights are multiplied by corresponding asset balances to determine a “risk-weighted” asset base. The guidelines require a minimum total risk-based capital ratio of 8.0% (of which at least 4.0% is required to consist of Tier 1 capital elements). Total capital is the sum of Tier 1 and Tier 2 capital. As of March 31, 2004, our ratio of Tier 1 capital to total risk-weighted assets was 8.06% and our ratio of total capital to total risk-weighted assets was 11.07%.

In addition to the risk-based capital guidelines, the Federal Reserve Board uses a leverage ratio as an additional tool to evaluate the capital adequacy of bank holding companies. The leverage ratio is a company’s

Tier 1 capital divided by its average total consolidated assets. Certain highly rated bank holding companies may maintain a minimum leverage ratio of 3.0%, but other bank holding companies may be required to maintain a leverage ratio of 4.0%. As of March 31, 2004 our leverage ratio was 5.99%.

The federal banking agencies’ risk-based and leverage ratios are minimum supervisory ratios generally applicable to banking organizations that meet certain specified criteria, assuming that they have the highest regulatory rating. Banking organizations not meeting these criteria are expected to operate with capital positions well above the minimum ratios. The federal bank regulatory agencies may set capital requirements for a particular banking organization that are higher than the minimum ratios when circumstances warrant. Federal Reserve Board guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets.

Imposition of Liability for Undercapitalized Subsidiaries.    Bank regulators are required to take “prompt corrective action” to resolve problems associated with insured depository institutions whose capital declines below certain levels. In the event an institution becomes “undercapitalized,” it must submit a capital restoration plan. The capital restoration plan will not be accepted by the regulators unless each company having control of the undercapitalized institution guarantees the subsidiary’s compliance with the capital restoration plan up to a certain specified amount. Any such guarantee from a depository institution’s holding company is entitled to a priority of payment in bankruptcy.

The aggregate liability of the holding company of an undercapitalized bank is limited to the lesser of 5% of the institution’s assets at the time it became undercapitalized or the amount necessary to cause the institution to be “adequately capitalized.” The bank regulators have greater power in situations where an institution becomes “significantly” or “critically” undercapitalized or fails to submit a capital restoration plan. For example, a bank holding company controlling such an institution can be required to obtain prior Federal Reserve Board approval of proposed dividends, or might be required to consent to a consolidation or to divest the troubled institution or other affiliates.

Acquisitions by Bank Holding Companies.    The BHCA requires every bank holding company to obtain the prior approval of the Federal Reserve Board before it may acquire all or substantially all of the assets of any bank, or ownership or control of any voting shares of any bank, if after such acquisition it would own or control, directly or indirectly, more than 5% of the voting shares of such bank. In approving bank acquisitions by bank holding companies, the Federal Reserve Board is required to consider the financial and managerial resources and future prospects of the bank holding company and the banks concerned, the convenience and needs of the communities to be served, and various competitive factors.

Control Acquisitions.    The Change in Bank Control Act prohibits a person or group of persons from acquiring “control” of a bank holding company unless the Federal Reserve Board has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as us, would, under the circumstances set forth in the presumption, constitute acquisition of control of such company.

In addition, any entity is required to obtain the approval of the Federal Reserve Board under the BHCA before acquiring 25% (5% in the case of an acquiror that is a bank holding company) or more of our outstanding common stock, or otherwise obtaining control or a “controlling influence” over our company.

Woodforest National Bank

The bank is a nationally chartered banking association, the deposits of which are insured by the Bank Insurance Fund of the FDIC. The bank’s primary regulator is the OCC. By virtue of the insurance of its deposits, however, the bank is also subject to supervision and regulation by the FDIC. Such supervision and regulation subjects the bank to special restrictions, requirements, potential enforcement actions, and periodic examination by the OCC. Because the Federal Reserve Board regulates us as a holding company parent of the bank, the Federal Reserve Board also has supervisory authority, which directly affects the bank.

Financial Modernization.    Under the Gramm-Leach-Bliley Act, a national bank may establish a financial subsidiary and engage, subject to limitations on investment, in activities that are financial in nature, other than insurance underwriting, insurance company portfolio investment, real estate development, real estate investment, annuity issuance and merchant banking activities. To do so, a bank must be well capitalized, well managed and have a CRA rating of satisfactory or better. National banks with financial subsidiaries must remain well capitalized and well managed in order to continue to engage in activities that are financial in nature without regulatory actions or restrictions, which could include divestiture of the financial in nature subsidiary or subsidiaries. In addition, a bank may not acquire a company that is engaged in activities that are financial in nature unless the bank has a CRA rating of satisfactory or better.

Branching.    The establishment of a branch must be approved by the OCC, which considers a number of factors, including financial history, capital adequacy, earnings prospects, character of management, needs of the community and consistency with corporate powers.

Restrictions on Transactions with Affiliates and Insiders.    Transactions between the bank and its non-banking affiliates, including us, are subject to Section 23A of the Federal Reserve Act. An affiliate of a bank is any company or entity that controls, is controlled by, or is under common control with the bank. In general, Section 23A imposes limits on the amount of such transactions, and also requires certain levels of collateral for loans to affiliated parties. It also limits the amount of advances to third parties which are collateralized by our securities or obligations or our non-banking subsidiaries.

Affiliate transactions are also subject to Section 23B of the Federal Reserve Act which generally requires that certain transactions between the bank and its affiliates be on terms substantially the same, or at least as favorable to the bank, as those prevailing at the time for comparable transactions with or involving other nonaffiliated persons. The Federal Reserve has also issued Regulation W which codifies prior regulations under Sections 23A and 23B of the Federal Reserve Act and interpretive guidance with respect to affiliate transactions.

The restrictions on loans to directors, executive officers, principal shareholders and their related interests (collectively referred to herein as “insiders”) contained in the Federal Reserve Act and Regulation O apply to all insured depository institutions and their subsidiaries. These restrictions include limits on loans to one borrower and conditions that must be met before such a loan can be made. There is also an aggregate limitation on all loans to insiders and their related interests. These loans cannot exceed the institution’s total unimpaired capital and surplus, and the OCC may determine that a lesser amount is appropriate. Insiders are subject to enforcement actions for knowingly accepting loans in violation of applicable restrictions.

Restrictions on Distribution of Subsidiary Bank Dividends and Assets.    Dividends paid by the bank have provided a substantial part of our operating funds and for the foreseeable future it is anticipated that dividends paid by the bank to us will continue to be our principal source of operating funds. Capital adequacy requirements serve to limit the amount of dividends that may be paid by the bank. Until capital surplus equals or exceeds capital stock, a national bank must transfer to surplus 10% of its net income for the preceding four quarters in the case of an annual dividend or 10% of its net income for the preceding two quarters in the case of a quarterly or semiannual dividend. At March 31, 2004, the bank’s capital surplus exceeded its capital stock. Without prior approval, a national bank may not declare a dividend if the total amount of all dividends declared by the bank in any calendar year exceeds the total of the bank’s retained net income for the current year and retained net income for the preceding two years. Under federal law, the bank cannot pay a dividend if, after paying the dividend, the bank will be “undercapitalized.” The OCC may declare a dividend payment to be unsafe and unsound even though the bank would continue to meet its capital requirements after the dividend.

Because we are a legal entity separate and distinct from our subsidiaries, our right to participate in the distribution of assets of any subsidiary upon the subsidiary’s liquidation or reorganization will be subject to the prior claims of the subsidiary’s creditors. In the event of a liquidation or other resolution of an insured depository institution, the claims of depositors and other general or subordinated creditors are entitled to a priority of payment over the claims of holders of any obligation of the institution to its shareholders, arising as a result of their status as shareholders, including any depository institution holding company (such as us) or any shareholder or creditor thereof.

Examinations.    The OCC periodically examines and evaluates insured national banks. Based upon such an evaluation, the OCC may revalue the assets of the institution and require that it establish specific reserves to compensate for the difference between the OCC-determined value and the book value of such assets.

Audit Reports.    Insured institutions with total assets of $500 million or more must submit annual audit reports prepared by independent auditors to federal regulators. In some instances, the audit report of the institution’s holding company can be used to satisfy this requirement. Auditors must receive examination reports, supervisory agreements, and reports of enforcement actions. In addition, financial statements prepared in accordance with accounting principles generally accepted in the U.S., management’s certifications concerning responsibility for the financial statements, internal controls and compliance with legal requirements designated by the OCC, and an attestation by the auditor regarding the statements of management relating to the internal controls must be submitted. The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) requires that independent audit committees be formed, consisting of outside directors only. The committees of such institutions must include members with experience in banking or financial management, must have access to outside counsel, and must not include representatives of large customers.

Capital Adequacy Requirements.    Similar to the Federal Reserve Board’s requirements for bank holding companies, the OCC has adopted regulations establishing minimum requirements for the capital adequacy of national banks. The OCC may establish higher minimum requirements if, for example, a bank has previously received special attention or has a high susceptibility to interest rate risk.

The OCC’s risk-based capital guidelines generally require national banks to have a minimum ratio of Tier 1 capital to total risk-weighted assets of 4.0% and a ratio of total capital to total risk-weighted assets of 8.0%. As of March 31, 2004, the bank’s ratio of Tier 1 capital to total risk-weighted assets was 10.63% and its ratio of total capital to total risk-weighted assets was 11.64%.

The OCC’s leverage guidelines require national banks to maintain Tier 1 capital of no less than 4.0% of average total assets, except in the case of certain highly rated banks for which the requirement is 3.0% of average total assets unless a higher leverage capital ratio is warranted by the particular circumstances or risk profile of the depository institution. As of March 31, 2004, the bank’s ratio of Tier 1 capital to average total assets (leverage ratio) was 8.10%.

Corrective Measures for Capital Deficiencies.    The federal banking regulators are required to take “prompt corrective action” with respect to capital-deficient institutions. Agency regulations define, for each capital category, the levels at which institutions are “well capitalized,” “adequately capitalized,” “under capitalized,” “significantly under capitalized” and “critically under capitalized.” A “well capitalized” bank has a total risk-based capital ratio of 10.0% or higher; a Tier 1 risk-based capital ratio of 6.0% or higher; a leverage ratio of 5.0% or higher; and is not subject to any written agreement, order or directive requiring it to maintain a specific capital level for any capital measure. An “adequately capitalized” bank has a total risk-based capital ratio of 8.0% or higher; a Tier 1 risk-based capital ratio of 4.0% or higher; a leverage ratio of 4.0% or higher (3.0% or higher if the bank was rated a composite 1 in its most recent examination report and is not experiencing significant growth); and does not meet the criteria for a well capitalized bank. A bank is “under capitalized” if it fails to meet any one of the ratios required to be adequately capitalized.

In addition to requiring undercapitalized institutions to submit a capital restoration plan, agency regulations authorize broad restrictions on certain activities of undercapitalized institutions including asset growth, acquisitions, branch establishment and expansion into new lines of business. With certain exceptions, an insured depository institution is prohibited from making capital distributions, including dividends, and is prohibited from paying management fees to control persons if the institution would be undercapitalized after any such distribution or payment.

As an institution’s capital decreases, the OCC’s enforcement powers become more severe. A significantly undercapitalized institution is subject to mandated capital raising activities, restrictions on interest rates paid and transactions with affiliates, removal of management and other restrictions. The OCC has only very limited discretion in dealing with a critically undercapitalized institution and is virtually required to appoint a receiver or conservator.

Banks with risk-based capital and leverage ratios below the required minimums may also be subject to certain administrative actions, including the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing in the event the institution has no tangible capital.

Deposit Insurance Assessments.    The bank must pay assessments to the FDIC for federal deposit insurance protection. The FDIC has adopted a risk-based assessment system as required by FDICIA. Under this system, FDIC-insured depository institutions pay insurance premiums at rates based on their risk classification. Institutions assigned to higher-risk classifications (that is, institutions that pose a greater risk of loss to their respective deposit insurance funds) pay assessments at higher rates than institutions that pose a lower risk. An institution’s risk classification is assigned based on its capital levels and the level of supervisory concern the institution poses to the regulators. In addition, the FDIC can impose special assessments in certain instances.

The FDIC established a process for raising or lowering all rates for insured institutions semi-annually if conditions warrant a change. Under this new system, the FDIC has the flexibility to adjust the assessment rate schedule twice a year without seeking prior public comment, but only within a range of five cents per $100 above or below the assessment schedule adopted. Changes in the rate schedule outside the five-cent range above or below the current schedule can be made by the FDIC only after a full rulemaking with opportunity for public comment.

Congress also enacted the Deposit Insurance Funds Act of 1996, which contained a comprehensive approach to recapitalize the Savings Association Insurance Fund (SAIF) and to assure the payment of the Financing Corporation’s (FICO) bond obligations. Under this act, banks insured under the Bank Insurance Fund (BIF) are required to pay a portion of the interest due on bonds that were issued by FICO to help shore up the ailing Federal Savings and Loan Insurance Corporation in 1987. The BIF rate was required to equal one-fifth of the SAIF rate through year-end 1999, or until the insurance funds were merged, whichever occurred first. Thereafter, BIF and SAIF payers will be assessed pro rata for the FICO bond obligations. With regard to the assessment for the FICO obligation, for the second quarter of 2004, the BIF and SAIF rates were 0.0154% of deposits.

Enforcement Powers.    The FDIC and the other federal banking agencies have broad enforcement powers, including the power to terminate deposit insurance, impose substantial fines and other civil and criminal penalties, and appoint a conservator or receiver. Failure to comply with applicable laws, regulations and supervisory agreements could subject us or our banking subsidiary, as well as their respective officers, directors and other institution-affiliated parties, to administrative sanctions and potentially substantial civil money penalties. The appropriate federal banking agency may appoint the FDIC as conservator or receiver for a banking institution (or the FDIC may appoint itself, under certain circumstances) if any one or more of a number of circumstances exist, including, without limitation, the fact that the banking institution is undercapitalized and has no reasonable prospect of becoming adequately capitalized; fails to become adequately capitalized when required to do so; fails to submit a timely and acceptable capital restoration plan; or materially fails to implement an accepted capital restoration plan.

Brokered Deposit Restrictions.    Adequately capitalized institutions (as defined for purposes of the prompt corrective action rules described above) cannot accept, renew or roll over brokered deposits except with a waiver from the FDIC, and are subject to restrictions on the interest rates that can be paid on such deposits. Undercapitalized institutions may not accept, renew, or roll over brokered deposits.

Cross-Guarantee Provisions.    The Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA) contains a “cross-guarantee” provision which generally makes commonly controlled insured depository institutions liable to the FDIC for any losses incurred in connection with the failure of a commonly controlled depository institution.

Community Reinvestment Act.    The CRA and the regulations issued thereunder are intended to encourage banks to help meet the credit needs of their service area, including low and moderate-income neighborhoods, consistent with the safe and sound operations of the banks. These regulations also provide for regulatory assessment of a bank’s record in meeting the needs of its service area when considering applications to establish branches, merger applications and applications to acquire the assets and assume the liabilities of another bank. FIRREA requires federal banking agencies to make public a rating of a bank’s performance under the CRA. In the case of a bank holding company, the CRA performance record of the banks involved in the transaction are reviewed in connection with the filing of an application to acquire ownership or control of shares or assets of a bank or to merge with any other bank holding company. An unsatisfactory record can substantially delay or block the transaction.

Consumer Laws and Regulations.    In addition to the laws and regulations discussed herein, the bank is also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth herein is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act and the Fair Housing Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits or making loans to such customers. The bank must comply with the applicable provisions of these consumer protection laws and regulations as part of their ongoing customer relations.

Privacy.    In addition to expanding the activities in which banks and bank holding companies may engage, the Gramm-Leach-Bliley Act imposes new requirements on financial institutions with respect to customer privacy. The Gramm-Leach-Bliley Act generally prohibits disclosure of customer information to non-affiliated third parties unless the customer has been given the opportunity to object and has not objected to such disclosure. Financial institutions are further required to disclose their privacy policies to customers annually. Financial institutions, however, will be required to comply with state law if it is more protective of customer privacy than the Gramm-Leach-Bliley Act. The privacy provisions became effective on July 1, 2002. The Gramm-Leach-Bliley Act contains a variety of other provisions including a prohibition against ATM surcharges unless the customer has first been provided notice of the imposition and amount of the fee.

USA Patriot Act of 2001.    The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA Patriot) Act of 2001 was enacted in October 2001. The USA Patriot Act is intended to strengthen the ability of U.S. law enforcement and the intelligence communities to work cohesively to combat terrorism on a variety of fronts. The potential impact of the USA Patriot Act on financial institutions of all kinds is significant and wide ranging. The USA Patriot Act contains a broad range of anti-money laundering and financial transparency laws and requires various regulations, including: (1) due diligence requirements for financial institutions that administer, maintain, or manage private bank accounts or correspondent accounts for non-U.S. persons; (2) standards for verifying customer identification at account opening; (3) rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering; (4) reports by nonfinancial trades and business filed with the Treasury Department’s Financial Crimes Enforcement Network for transactions exceeding $10,000; and (5) filing of suspicious activities reports involving securities by brokers and dealers if they believe a customer may be violating U.S. laws and regulations.

Instability and Regulatory Structure

Various legislation, such as the Gramm-Leach-Bliley Act which expanded the powers of banking institutions and bank holding companies, and proposals to overhaul the bank regulatory system and limit the investments that a depository institution may make with insured funds, is from time to time introduced in Congress. Such legislation may change banking statutes and our operating environment and that of our banking subsidiary in substantial and unpredictable ways. We cannot determine the ultimate effect that any potential legislation, if enacted, or implemented regulations with respect thereto, would have, upon the financial condition or results of operations of us or our subsidiaries.

Expanding Enforcement Authority

One of the major additional burdens imposed on the banking industry by FDICIA is the increased ability of banking regulators to monitor the activities of banks and their holding companies. In addition, the Federal Reserve Board and FDIC are possessed of extensive authority to police unsafe or unsound practices and violations of applicable laws and regulations by depository institutions and their holding companies. For example, the FDIC may terminate the deposit insurance of any institution which it determines has engaged in an unsafe or unsound practice. The agencies can also assess civil money penalties, issue cease and desist or removal orders, seek injunctions, and publicly disclose such actions. FDICIA, FIRREA and other laws have expanded the agencies’ authority in recent years, and the agencies have not yet fully tested the limits of their powers.

Effect on Economic Environment

The policies of regulatory authorities, including the monetary policy of the Federal Reserve Board, have a significant effect on the operating results of bank holding companies and their subsidiaries. Among the means available to the Federal Reserve Board to affect the money supply are open market operations in U.S. government securities, changes in the discount rate on member bank borrowings, and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid for deposits.

Federal Reserve Board monetary policies have materially affected the operating results of commercial banks in the past and are expected to continue to do so in the future. The nature of future monetary policies and the effect of such policies on our business and earnings of us and those of our subsidiaries cannot be predicted.

DESCRIPTION OF OUR CAPITAL STOCK

The following description is a summary of the material terms of our common stock and our preferred stock. For a more detailed description, please read our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws which are filed as exhibits to the registration statement to which this prospectus is a part.

General

As of June 4, 2004, we have authorized two classes of stock: (1) 75,000,000 authorized shares of common stock, par value $1.00 per share, of which 14,050,110 shares are issued and outstanding; and (2) 20,000,000 authorized shares of preferred stock, $1.00 par value per share, none of which have been issued. The following summary is qualified in its entirety by reference to our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws.

Common Stock

Voting Rights.    The holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders. Holders of shares of common stock do not have cumulative voting rights in the election of directors, which means that the holders of more than 50% of the shares of our common stock voting for the nominees for director can elect all of the nominees.

Dividend Rights.    Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably dividends when, as and if declared by the board of directors out of funds legally available for the payment of dividends.

Liquidation Rights.    Subject to the rights of any outstanding preferred stock, in the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share pro rata in all of the assets remaining after payment of liabilities and liquidation preferences, if any, on any outstanding shares of preferred stock.

Assessment and Redemption.    All of the outstanding shares of our common stock are fully paid and nonassessable. The common stock may not be voluntarily redeemed.

Other.    Holders of common stock have no subscription, sinking fund, conversion or preemptive rights.

Preferred Stock

We are authorized to issue 20,000,000 shares of preferred stock. The preferred stock is available for issuance from time to time for various purposes as determined by our board of directors, including making future acquisitions, raising additional equity capital and financing. Subject to certain limits set by our Amended and Restated Articles of Incorporation, the preferred stock may be issued on such terms and conditions, and at such times and in such situations, as our board in its sole discretion determines to be appropriate, without any further approval or action by the shareholders, unless otherwise required by laws, rules, regulations or agreements applicable to us.

Moreover, except as otherwise limited by our Amended and Restated Articles of Incorporation or applicable laws, rules or regulations, our board has the sole authority to determine the relative rights and preferences of the preferred stock and any series thereof without shareholder approval. Our Amended and Restated Articles of Incorporation require all shares of preferred stock to be identical, except as to the following characteristics, which may vary between different series of preferred stock:

•	dividend rate, preference of dividend with respect to any other class or series of stock, and cumulativity, non-cumulativity or partial cumulativity of dividends;

•	redemption price and terms, including, to the extent permitted by law, the manner in which shares are to be chosen for redemption if less than all the shares of a series are to be redeemed;

•	the amount payable upon shares in the event of voluntary or involuntary liquidation;

•	sinking fund provisions, if any, for the redemption or purchase of shares;

•	the terms and conditions on which shares may be converted, if the shares of any series are issued with the privilege of conversion; and

•	voting rights.

Our board does not intend to seek shareholder approval prior to any issuance of preferred stock or any series thereof, unless otherwise required by law or the rules of any applicable securities exchange or quotation system. Under Texas law, shareholder approval prior to the issuance of shares of our common stock is required in connection with certain mergers. Frequently, opportunities arise that require prompt action, such as the possible acquisition of a property or business or the private sale of securities, and it is the belief of our board that the delay necessary for shareholder approval of a specific issuance could be to our detriment and the detriment of our shareholders.

The preferred stock could be deemed to have an anti-takeover effect in that, if a hostile takeover situation should arise, shares of preferred stock could be issued to purchasers sympathetic with our management or others in such a way as to render more difficult or to discourage a merger, tender offer, proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management.

The effects of the issuance of the preferred stock on the holders of common stock could include:

•	reduction of the amount otherwise available for payments of dividends on common stock if dividends are payable on the series of preferred stock;

•	restrictions on dividends on our common stock if dividends on the series of preferred stock are in arrears;

•	dilution of the voting power of our common stock if the series of preferred stock has voting rights, including a possible “veto” power if the series of preferred stock has class voting rights;

•	dilution of the equity interest of holders of our common stock if the series of preferred stock is convertible, and is converted, into our common stock; and

•	restrictions on the rights of holders of our common stock to share in our assets upon liquidation until satisfaction of any liquidation preference granted to the holders of the series of preferred stock.

Texas Law and Certain Provisions of the Articles of Incorporation and Bylaws

Certain provisions of Texas law, including the Texas Business Corporation Act (TBCA), our Amended and Restated Articles of Incorporation and our Amended and Restated Bylaws could make more difficult our acquisition by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with us.

We are subject to the provisions of the Texas Business Combination Law (Articles 13.01 through 13.08 of the TBCA), which provide that a Texas corporation such as us may not engage in certain business combinations, including mergers, consolidations and asset sales, with a person, or an affiliate or associate of such person, who is an “Affiliated Shareholder” (generally defined as the holder of 20% or more of the corporation’s voting shares) for a period of three years from the date such person became an Affiliated Shareholder unless: (1) the business combination or purchase or acquisition of shares made by the Affiliated Shareholder was approved by the Board of Directors of the corporation before the Affiliated Shareholder became an Affiliated Shareholder or (2) the business combination was approved by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the corporation not beneficially owned by the Affiliated Shareholder, at a meeting of shareholders called for that purpose (and not by written consent), not less than six months after the Affiliated Shareholder became an Affiliated Shareholder.

The Texas Business Combination Law is not applicable to:

•	the business combination of a corporation:

(a) where the corporation’s original charter or bylaws contain a provision expressly electing not to be governed by the Texas Business Combination Law;

(b) that adopts an amendment to its charter or bylaws before December 31, 1997, expressly electing not to be governed by the Texas Business Combination Law; or

(c) that adopts an amendment to its charter or bylaws after December 31, 1997, by the affirmative vote of the holders, other than Affiliated Shareholders, of at least two-thirds of the outstanding voting shares of the corporation, expressly electing not to be governed by the Texas Business Combination Law;

•	a business combination of a corporation with an Affiliated Shareholder that became an Affiliated Shareholder inadvertently, if the Affiliated Shareholder:

(a) as soon as practicable divests itself of enough shares to no longer be an Affiliated Shareholder; and

(b) would not at any time within the three year period preceding the announcement of the business combination have been an Affiliated Shareholder but for the inadvertent acquisition;

•	a business combination with an Affiliated Shareholder that was the beneficial owner of 20% or more of the outstanding voting shares of the corporation on December 31, 1996, and continuously until the announcement date of the business combination;

•	a business combination with an Affiliated Shareholder who became an Affiliated Shareholder through a transfer of shares of the corporation by will or intestate succession and continuously was such an Affiliated Shareholder until the announcement date of the business combination; and

•	a business combination of a corporation with a wholly owned subsidiary if the subsidiary is not an affiliate or associate of the Affiliated Shareholder other than by reason of the Affiliated Shareholder’s beneficial ownership of the voting shares of the corporation.

Neither our Amended and Restated Articles of Incorporation nor our Amended and Restated Bylaws contains any provision expressly providing that we will not be subject to the Texas Business Combination Law. The Texas Business Combination Law may have the effect of inhibiting a non-negotiated merger or other business combination involving us, even if such event would be beneficial to our shareholders.

The following discussion is a summary of certain material provisions of our Amended and Restated Articles of Incorporation and our Amended and Restated Bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.

Classified Board of Directors.    Under our Amended and Restated Bylaws, the board of directors is classified into three classes, with the directors being elected for staggered, three-year terms. The classification of our board of directors will have the effect of making it more difficult to change the composition of our board of directors, because at least two annual meetings of the shareholders would be required to change the control of the board of directors rather than one. In addition, our Amended and Restated Bylaws provide that directors may be removed by the shareholders only for cause and that vacancies on the board of directors may be filled by the remaining directors.

Advance Notice of Shareholder Proposals and Nominations.    Our Amended and Restated Bylaws establish an advance notice procedure for shareholders to make nominations of candidates for election as directors or bring other business before any meeting of our shareholders (Shareholder Notice Procedure). The Shareholder Notice Procedure provides that only persons who are nominated by, or at the direction of, the board, or by a shareholder who has given timely written notice to our Secretary prior to the meeting at which directors are to be elected, will be eligible for election as directors and that, at a shareholders’ meeting, only such business may be conducted as has been brought before the meeting by, or at the direction of, the board of directors or by a shareholder who has given timely written notice to our Secretary of such shareholder’s intention to bring such business before such meeting.

Under the Shareholder Notice Procedure, for notice of a shareholder nomination or shareholder proposal of other business to be made at an annual shareholders’ meeting to be timely, such notice must be received at our principal executive offices not less than 120 days in advance of the first anniversary of the date of our proxy statement released to shareholders in connection with the previous year’s annual meeting of shareholders. However, if we did not hold an annual meeting in the previous year or the date of the annual meeting has been changed by more than 30 days from the date contemplated at the time of the previous year’s proxy statement, we must receive the notice at least 80 days prior to the date we intend to distribute our proxy statement with respect to such meeting. To be timely, a shareholder’s notice given in the context of a special meeting of shareholders must be received at our principal executive offices not earlier than the 90th day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and, in the case of a proposed shareholder nomination, of the nominees proposed by the board of directors to be elected at such special meeting.

A shareholder’s notice to us proposing to nominate a person for election as a director must contain certain information specified in our Amended and Restated Bylaws, including the identity and address of the nominating shareholder, a representation that the shareholder is a record holder of our stock entitled to vote at the meeting and information regarding each proposed nominee that would be required under the federal securities laws to be included in a proxy statement soliciting proxies for the proposed nominee. A shareholder’s notice to us proposing other business must also contain certain information specified in our Amended and Restated Bylaws, including the identity and address of the shareholder, specific nature of the proposed business and the shareholder’s reasons for wanting to conduct such business, any material interest of the shareholder in the business and information regarding the shareholder’s ownership of our common stock.

The Shareholder Notice Procedure may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its owe proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our shareholders.

Special Meetings of Shareholders.    Our Amended and Restated Articles of Incorporation provide that special meetings of shareholders can be called by a majority of the board of directors, the Chairman of the Board, the Chief Executive Officer, the President or the holders of at least 33% of the outstanding shares of our capital stock entitled to vote at the meeting. This provision will have the effect of making it more difficult for the shareholders to call special meetings.

Reduced Shareholder Vote Required for Certain Actions.    Our Amended and Restated Articles of Incorporation provide that, notwithstanding any provision of the TBCA that would require approval of more than a majority of the shares entitled to vote on such matter and present or represented by proxy at the meeting, the vote or approval of a majority of the shares of our capital stock entitled to vote on such matter will be sufficient to approve such matter. This provision reduces the required shareholder approval level for certain actions such as a merger, a consolidation, a share exchange, certain sales of substantially all of our assets, a dissolution or an amendment to our Amended and Restated Articles of Incorporation, each of which would otherwise require two-thirds shareholder approval under Texas law.

No Action by Written Consent Without Unanimous Written Consent.    Under the TBCA, no action required or permitted to be taken at an annual or special meeting of shareholders may be taken by written consent in lieu of a meeting of shareholders without the unanimous written consent of all shareholders unless the articles of incorporation specifically allow action by less than unanimous consent. Our Amended and Restated Articles of Incorporation do not contain such a provision.

Amendment of Bylaws.    Our Amended and Restated Bylaws provide that the Bylaws may be amended only by the board of directors. Shareholders do not have the power to amend our Bylaws.

Limitation of Liability and Indemnification Matters

The TBCA permits a Texas corporation to indemnify certain of its officers, directors, employees and agents. Our Amended and Restated Articles of Incorporation provide that we will indemnify, to the fullest extent permitted under Texas law, each of our officers and directors with respect to all liability and loss suffered and expenses incurred by such person in any action, suit or proceeding in which such person was or is made or threatened to be made a party or is otherwise involved by reason of the fact that such party is or was one of our officers or directors. We are also obligated to pay the expenses of the directors and officers incurred in defending such proceedings, subject to reimbursement if it is subsequently determined that such person is not entitled to indemnification.

We have obtained an insurance policy under which our officers and directors will be insured, subject to the limits of the policy, against certain losses arising from claims made against such officers and directors by reason of any acts or omissions covered under such policy in their respective capacities as officers or directors.

Our Amended and Restated Articles of Incorporation include provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the maximum extent provided by law. The TBCA currently prohibits the elimination of personal liability for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or for any transaction from which the director derived an improper personal benefit.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers or controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

SHARES ELIGIBLE FOR FUTURE SALE

We will have              shares of common stock outstanding after completion of this offering (plus any shares issued upon exercise of the underwriters’ over-allotment option) and              shares of common stock issuable upon the exercise of outstanding options. Of these shares, all of the shares sold in this offering (            % of the shares to be issued and outstanding) plus any shares issued upon exercise of the underwriters’ over-allotment option will be freely tradeable by persons other than our “affiliates” (as that term is defined in Rule 144 under the Securities Act) without restriction or further registration under the Securities Act. The remaining              shares, as well as any shares purchased by an affiliate in the offering, constitute “restricted securities” for purposes of Rule 144 under the Securities Act. “Restricted securities” may be sold in the public market only if registered, or if they qualify for an exemption from registration under the Securities Act, including the exemptions set forth in Rules 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below.

Taking into account the lock-up agreements described below, and assuming Bear, Stearns & Co. Inc. does not release any parties from these agreements, the following shares will be eligible for sale in the public market at the following times:

•	beginning on the effective date of this offering, only the shares of common stock sold in this offering and the shares of common stock not subject to lock-up agreements will be immediately available for sale in the public market;

•	beginning 180 days after the date of this prospectus, the expiration date for the lock-up agreements, approximately shares of common stock held by affiliates will be eligible for sale pursuant to Rule 144, including the volume restrictions described below; and

•	beginning 180 days after the date of this prospectus, the expiration date for the lock-up agreements, approximately shares of common stock issued pursuant to Rule 701 prior to this offering and held by non-affiliates will be eligible for sale in the market, although approximately of these shares will remain subject to vesting requirements.

Lock-Up Agreements

We, our directors and executive officers and selected shareholders (who collectively own             % of our outstanding common stock immediately prior to the offering) have entered into lock-up agreements generally providing, subject to limited exceptions, that they will not, without the prior written consent of Bear, Stearns & Co. Inc., directly or indirectly, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of any common stock, whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rule 144, 144(k) or 701, shares subject to lock-up agreements will not be eligible for sale until these agreements expire or are waived by Bear, Stearns & Co. Inc. on behalf of the underwriters.

Rule 144

In general, under Rule 144 as currently in effect, and beginning after the expiration of the lock-up agreements, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the total number of our then outstanding shares of common stock (approximately shares immediately after this offering), as shown by our most recent published report or statement at that time; or

•	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 also are subject to manner of sale provisions, notice requirements and the availability of current public information about us. To the extent that shares were acquired from one of our affiliates, such acquiring person’s holding period for purposes of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation, or notice provisions of Rule 144.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchased shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares (subject to the terms of any applicable lock-up agreements) 90 days after the effective date of the offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

As soon as practicable after the completion of this offering, we intend to file a registration statement under the Securities Act to register shares to be issued under our stock option plans. We expect this registration statement to become effective immediately upon filing with the SEC. Shares covered by this registration statement will be freely tradeable, subject to vesting provisions, terms of the lock-up agreements and, in the case of affiliates only, the restrictions of Rule 144 other than the holding period requirement.

UNDERWRITING

We intend to offer the shares through the underwriters. Subject to the terms and conditions described in an underwriting agreement among us, Bear, Stearns & Co. Inc., Keefe, Bruyette & Woods, Inc. and SunTrust Capital Markets, Inc. we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares of common stock listed opposite their names below.

Underwriter	Number of Shares
Bear, Stearns & Co. Inc.

Keefe, Bruyette & Woods, Inc.

SunTrust Capital Markets, Inc.

Total

The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased, other than those shares covered by the over-allotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject others in whole or in part.

We have granted the underwriters an option exercisable for              days from the date of the underwriting agreement to purchase a total of up to              additional shares of our common stock at the public offering price less that underwriting discount. The underwriters may exercise this option solely to cover any over-allotments, if any, made in connection with this offering. To the extent the underwriters exercise this option in whole or in part, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares approximately proportionate to that underwriters’ initial commitment amount reflected in the above table.

The underwriters have reserved for sale, at the initial public offering price, up to              shares of our common stock for our officers, directors and employees and their families, and other persons associated with us who express an interest in purchasing these shares of common stock in this offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same terms as the other shares offered in this offering.

In connection with this offering, the underwriters may allocate shares to accounts over which they exercise discretionary authority. The underwriters do not expect allocations to discretionary accounts to exceed              % of the total number of shares in this offering.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that they propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $             per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $             per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Without Option	With Option
Public offering price

Underwriting discount

Proceeds, before expenses, to us

The expenses of the offering, excluding the underwriting discount and commissions and related fees, are estimated at $            , with $             remaining to be paid by us.

We, our executive officers and directors and selected shareholders have agreed, with limited exceptions, not to sell or transfer any common stock or securities convertible into our common stock for 180 days after the date of the final prospectus without first obtaining the written consent of Bear, Stearns & Co. Inc.

Specifically, our executive officers, directors and selected shareholders have agreed, subject to limited exceptions, not to directly or indirectly:

•	offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, borrow or otherwise dispose of any common stock, any other equity security of ours or any of our subsidiaries and any security convertible into, or exercisable or exchangeable for, any common stock or other such equity security;

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of any common stock, whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise; or

•	request or demand that we file a registration statement related to the common stock for a period of 180 days after the date of this prospectus without first obtaining the written consent of Bear, Stearns & Co. Inc. Bear, Stearns & Co. Inc. may, however, in its sole discretion and at any time or from time to time before the termination of the 180-day period, without notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who have executed a lock-up agreement regarding consent to the sale of shares of our common stock prior to the expiration of the lock-up period.

In addition, we have agreed that, subject to limited exceptions, during the lock-up period we will not, directly or indirectly, without first obtaining the written consent of Bear, Stearns & Co. Inc.:

•	issue, offer, sell, agree to issue offer or sell, solicit offers to purchase, purchase any put option or other right to sell, pledge, borrow or otherwise dispose of any common stock, any other equity security of ours or any of our subsidiaries and any security convertible into, or exercisable or exchangeable for, any common stock or other such equity security; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of any common stock, whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise, other than our sale of our common stock in this offering, the issuance of shares of our common stock upon the exercise of outstanding options, and the issuance of options or shares of our common stock under existing stock option and incentive plans.

We intend to apply to have our common stock quoted on The Nasdaq National Market under the symbol “WOOD. ”

Until the distribution of the shares is completed, SEC rules may limit the underwriters from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering.

If the underwriters over-allot or otherwise create a short position in our common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the underwriters may reduce that short position by purchasing shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above. In addition, the underwriters may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if shares of our common stock previously distributed in this offering are repurchased in connection with stabilization transactions or otherwise. These transactions to stabilize or maintain the market price may cause the price of our common stock to be higher than it might be in the absence of such transactions. The imposition of a penalty bid may also affect the price of our common stock to the extent that it discourages resales.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that they will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

In connection with this offering, the underwriters may engage in passive market-making transactions in our common stock on The Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded

There is no established public trading market for the shares of our common stock. The initial public offering price will be determined by negotiation between us and the underwriters. The principal factors that will be considered in determining the initial public offering price will be:

•	prevailing market and general economic conditions;

•	the market capitalizations, trading histories and stages of development of other traded companies that the underwriters believe to be comparable to us;

•	our results of operations in recent periods;

•	our current financial position;

•	estimates of our business potential and prospects;

•	an assessment of our management;

•	the present state of our development; and

•	the availability for sale is the market of a significant number of shares of common stock.

From time to time, certain of the underwriters have provided, and may continue to provide, investment banking services to us.

LEGAL MATTERS

Certain legal matters, including the validity of the shares of our common stock offered by this prospectus will be passed upon for by us by Bracewell & Patterson, L.L.P., Houston, Texas. Certain legal matters will be passed upon for the underwriters by Fulbright & Jaworski L.L.P., Houston, Texas.

EXPERTS

Our consolidated financial statements as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 included in this prospectus have been audited by Grant Thornton LLP, an independent registered public accounting firm, as indicated in their report with respect thereto, and are included in this prospectus in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-1 we filed with the SEC under the Securities Act of 1933, as amended. This prospectus does not contain all of the information contained in the registration statement and all of its exhibits and schedules. For further information about us and the common stock being offered by this prospectus, please see the complete registration statement. Summaries of agreements or other documents in this prospectus are not necessarily complete. Please refer to the exhibits to the registration statement for complete copies of these documents.

You may read and copy our registration statement and all of its exhibits and schedules at the SEC Public Reference Room located at 450 Fifth Street, N.W., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The registration statement is also available from the SEC’s website at http://www.sec.gov.

After this offering, we intend to provide annual reports to our shareholders that include financial information audited by an independent registered public accounting firm.

Until                     , 2004, all dealers that buy, sell or trade in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

Woodforest Financial Group, Inc. and Subsidiaries

UNAUDITED CONSOLIDATED BALANCE SHEETS

	March 31, 2004	December 31, 2003
	(Dollars in thousands, except per share amounts)
ASSETS
Cash and cash equivalents
Cash and due from banks	$77,975	$107,777
Federal funds sold	85,450	17,605

Total cash and cash equivalents	163,425	125,382
Time deposits in other financial institutions	912	2,467
Investment securities
Held-to-maturity	10,602	11,502
Available-for-sale	201,742	209,840

Total securities	212,344	221,342
Loans, net of unearned discount	899,922	866,459
Less allowance for loan losses	(10,413)	(10,096)

Net loans	889,509	856,363
Premises and equipment, net	61,797	55,316
Bank owned life insurance	22,620	22,390
Accrued interest receivable	6,119	7,722
Goodwill	18,219	18,219
Intangible assets, net	27,244	27,918
Other real estate owned	4,038	4,903
Other assets	12,663	11,251

	$1,418,890	$1,353,273

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Noninterest-bearing	$292,895	$274,083
Interest-bearing	949,823	903,073

Total deposits	1,242,718	1,177,156
Federal Home Loan Bank advances	10,000	10,000
Junior subordinated debentures	46,394	—
Company obligated mandatorily redeemable trust preferred securities of subsidiary trusts	—	45,000
Note payable	33,064	33,064
Subordinated debentures	1,377	3,141
Accrued interest payable	1,570	1,949
Accounts payable and other liabilities	4,085	6,048

Total liabilities	1,339,208	1,276,358
Preferred stock, $1 par value; authorized 1,000,000 shares—Series A, cumulative; no shares issued and outstanding	—	—
Common stock, $1 par value; authorized 50,000,000 shares; 14,290,712 shares issued and 14,050,110 shares and 14,041,510 shares outstanding at March 31, 2004 and December 31, 2003, respectively	14,291	14,291
Additional paid-in capital	7,873	7,856
Retained earnings	58,850	56,638
Accumulated other comprehensive income	1,074	622

	82,088	79,407
Less common stock in treasury (at cost, 240,602 and 249,202 shares at March 31, 2004 and December 31, 2003, respectively)	2,406	2,492

Total shareholders’ equity	79,682	76,915

	$1,418,890	$1,353,273

The accompanying notes are an integral part of these unaudited statements.

Woodforest Financial Group, Inc. and Subsidiaries

UNAUDITED CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME

Three Months Ended March 31,

	2004	2003
	(Dollars in thousands, except per share amounts)
Interest income
Loans	$14,350	$14,075
Investment securities	1,251	1,989
Federal funds sold	184	110
Time deposits in other financial institutions	18	38

Total interest income	15,803	16,212
Interest expense
Savings, NOW and money market deposits	819	1,400
Time deposits	2,605	2,749
FHLB Advances	56	—
Note payable	247	315
Subordinated debentures	16	3
Company obligated mandatorily redeemable trust preferred securities of subsidiary trusts	—	616
Junior subordinated debentures	799	—

Total interest expense	4,542	5,083

Net interest income	11,261	11,129
Provision for loan losses	860	625

Net interest income after provision for loan losses	10,401	10,504
Noninterest income
Service charges on deposit accounts	9,747	7,317
Other service charges and fees	2,012	1,799
Merchant income	21,358	18,375
Gain on sales of loans	448	542
Gain on sales of investment securities	560	1,492

Total noninterest income	34,125	29,525
Noninterest expense
Salaries and employee benefits	14,050	11,851
Net occupancy	2,051	1,796
Furniture and equipment	1,517	1,441
Data processing fees—Bank	974	711
Merchant processing and interchange fees	12,512	10,528
Supplies	665	549
Professional fees	333	335
Telephone	729	710
Postage	331	302
Security	114	110
Amortization of intangible assets	674	672
Other	5,273	4,762

Total noninterest expense	39,223	33,767

NET EARNINGS	5,303	6,262
Other comprehensive income
Unrealized holding gain (loss) arising during period	1,012	(298)
Less reclassification adjustment for gains included in earnings	(560)	(1,492)

	452	(1,790)

COMPREHENSIVE INCOME	$5,755	$4,472

Basic earnings per common share	$0.38	$0.45
Diluted earnings per common share	0.37	0.44
Weighted average shares outstanding (in thousands):
Basic	14,047	14,042
Diluted	14,276	14,168

The accompanying notes are an integral part of these unaudited statements.

Woodforest Financial Group, Inc. and Subsidiaries

UNAUDITED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

Year Ended December 31, 2003 and Three Months Ended March 31, 2004

	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Common stock in treasury	Total shareholders’ equity
	Outstanding shares	Amount
	(Dollars in thousands)
Balance at January 1, 2003	14,041,510	$14,291	$7,856	$51,220	$5,403	$(2,492)	$76,278
Accumulated other comprehensive income:
Change in unrealized gain on available-for-sale securities	—	—	—	—	(4,781)	—	(4,781)
Distributions paid on common stock	—	—	—	(18,603)	—	—	(18,603)
Net earnings	—	—	—	24,021	—	—	24,021

Balance at December 31, 2003	14,041,510	14,291	7,856	56,638	622	(2,492)	76,915
Exercise of stock options	8,600		17			86	103
Accumulated other comprehensive income:
Change in unrealized gain on available-for-sale securities	—	—	—	—	452	—	452
Distributions paid on common stock	—	—	—	(3,091)	—	—	(3,091)
Net earnings	—	—	—	5,303	—	—	5,303

Balance at March 31, 2004	14,050,110	$14,291	$7,873	$58,850	$1,074	$(2,406)	$79,682

The accompanying notes are an integral part of this unaudited statement.

Woodforest Financial Group, Inc. and Subsidiaries

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

Three Months Ended March 31, 2004 and 2003

	2004	2003
	(Dollars in thousands)
Cash flows from operating activities
Net earnings	$5,303	$6,262
Adjustments to reconcile net earnings to net cash provided by operating activities
Depreciation of bank premises and equipment	1,878	1,701
Amortization of intangible assets	674	672
Amortization of premiums, net of accretion of discounts on securities	804	966
Provisions for loan losses	860	625
Gain on sales of available-for-sale securities	(560)	(1,492)
Gain on sales of loans	(448)	(542)
Loss on sales/disposal of bank premises and equipment	15	1
Gain on sales of other real estate owned	(31)	(10)
Changes in assets and liabilities
Decrease (increase) in accrued interest receivable, other assets and bank owned life insurance	1,356	(3,759)
Decreases in accrued interest payable and other liabilities	(242)	(266)

Net cash provided by operating activities	9,609	4,158
Cash flows from investing activities
Contingent consideration paid related to Merchant Choice Card Services acquisition	(2,100)	(2,100)
Decrease in interest-bearing deposits in other financial institutions	1,555	7,476
Proceeds from maturities of available-for-sale securities	55,000	517
Proceeds from sales of available-for-sale securities	46,560	55,741
Proceeds from calls of held-to-maturity securities	40	832
Proceeds from maturities and principal repayments of held-to-maturity securities	856	672
Purchases of available-for-sale securities	(93,251)	(42,498)
Net increase in loans	(33,558)	(8,704)
Proceeds from sale of other real estate owned	896	1
Purchases of bank premises and equipment	(8,385)	(1,829)
Proceeds from the sale of bank premises and equipment	11	—

Net cash (used in) provided by investing activities	(32,376)	10,108
Cash flows from financing activities
Net increase in deposits	65,562	35,579
Net proceeds from issuance of common stock upon exercise of employee stock options	103	—
Proceeds from issuance of junior subordinated debentures	—	10,000
Distributions paid on common stock	(3,091)	(3,651)
Repayments of subordinated debentures payable	(1,764)	(9,385)
Proceeds from borrowings	—	8,000
Repayment of borrowings	—	(4,400)

Net cash provided by financing activities	60,810	36,143

Net increase in cash and cash equivalents	38,043	50,409
Cash and cash equivalents at beginning of year	125,382	94,749

Cash and cash equivalents at end of year	$163,425	$145,158

Supplemental disclosures of cash flow information
Cash paid during the period for
Interest	$4,921	$5,308
Income taxes	—	—
Supplemental disclosure for non-cash investing and financing activities:
Transfer of qualified loans to other real estate owned	—	5,421
Increase in other assets and junior subordinated debentures resulting from deconsolidation of related trusts effective January 1, 2004	1,394	—

The accompanying notes are an integral part of these unaudited statements.

Woodforest Financial Group, Inc. and Subsidiaries

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2004 and 2003 and as of December 31, 2003

NOTE A—BASIS OF PRESENTATION

The unaudited consolidated financial statements for the three months ended March 31, 2004 include the accounts of the Woodforest Financial Group, Inc. and its wholly-owned subsidiaries, Sun Belt Bancshares Corporation (“Sun Belt”), Woodforest Financial Services, Inc. (“WFS”), Texas DCS, Ltd. (“Delta Card”) and Woodforest National Bank (the “Bank”). The unaudited consolidated financial statements for the three months ended March 31, 2003 and the audited balance sheet as of December 31, 2003 include the accounts of the aforementioned entities, as well as Woodforest Capital Trust I, Woodforest Statutory Trust II, Woodforest Statutory Trust III, Woodforest Statutory Trust IV and Woodforest Statutory Trust V (collectively referred to as the “Company”). See Note B for further information regarding the deconsolidation of these trusts. All material intercompany accounts and transactions have been eliminated in consolidation.

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and in conformity with the instructions to Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, the unaudited consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company’s consolidated financial position at March 31, 2004, the Company’s consolidated results of operations for the three months ended March 31, 2004 and 2003, consolidated cash flows for the three months ended March 31, 2004 and 2003, and consolidated changes in shareholders’ equity for the three months ended March 31, 2004. The 2003 year-end consolidated balance sheet and statement of changes in shareholders’ equity data were derived from audited financial statements, but do not include all disclosures required by accounting principles generally accepted in the United States of America.

Certain amounts applicable to the prior periods have been reclassified to conform to the classifications currently followed. Such reclassifications do not affect earnings.

Operating results for the three months ended March 31, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004. These unaudited consolidated financial statements and the notes thereto should be read in conjunction with the Company’s audited consolidated financial statements as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003.

NOTE B—NEW ACCOUNTING PRONOUNCEMENTS

Variable Interest Entities

In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation 46 (FIN 46), Consolidation of Variable Interest Entities. FIN 46 was issued to address perceived weaknesses in accounting for entities commonly known as special-purpose or off-balance sheet. In addition to numerous FASB Staff Positions written to clarify and improve the application of FIN 46, the FASB announced a deferral for certain entities, and an amendment to FIN 46 entitled FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (FIN 46R).

FIN 46 establishes consolidation criteria for entities for which “control” is not easily discernable under Accounting Research Bulletin 51, Consolidated Financial Statements, which is based on the premise that holders of an entity control the entity by virtue of voting rights. FIN 46 provides guidance for identifying the party with a controlling financial interest resulting from arrangements or financial interests rather than from voting interests. FIN 46 defines the term “variable interest entity” (VIE) and is based on the premise that if a business enterprise absorbs a majority of its expected residual returns (measures of risk and reward), that enterprise (the primary

Woodforest Financial Group, Inc. and Subsidiaries

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three Months Ended March 31, 2004 and 2003 and as of December 31, 2003

beneficiary) has a controlling financial interest in the VIE. The assets, liabilities and results of the activities of the VIE should be included in the consolidated financial statements of the primary beneficiary.

Effective January 1, 2004, the Company adopted FIN 46R. Upon adoption, the trusts that previously issued the outstanding company-obligated mandatorily redeemable trust preferred securities (Woodforest Capital Trust I, Woodforest Statutory Trust II, Woodforest Statutory Trust III, Woodforest Statutory Trust IV and Woodforest Statutory Trust V), were deconsolidated from the Company’s unaudited consolidated financial statements. Instead, the junior subordinated debentures issued by the Company to these subsidiary trusts are shown as liabilities in the Company’s unaudited March 31, 2004 balance sheet. Adoption of FIN 46R did not affect previously reported amounts for net earnings or shareholders’ equity.

On May 6, 2004, the Federal Reserve issued proposed rules that would continue to allow trust preferred securities to be included in Tier 1 capital, subject to stricter quantitative and qualitative limits. Currently, trust preferred securities and qualifying perpetual preferred stock are limited in the aggregate to no more than 25% of a bank holding company’s core capital elements. The proposed rule would amend the existing limit by providing that restricted core capital elements (including trust preferred securities and qualifying perpetual preferred stock) can be no more than 25% of core capital, net of goodwill. Because the 25% limit currently is calculated without deducting goodwill, the proposal has the effect of reducing the amount of trust preferred securities that the Company can include in Tier 1 capital. In addition, under the proposal, the amount of such excess trust preferred (when aggregated with subordinated debt securities and certain other investments) includable in Tier 2 capital would be limited to 50% of Tier 1 capital. Assuming these proposed rules were effective at March 31, 2004, the Company’s Tier 1 risk-based capital ratio would decrease from 9.58% to 8.91%, the Company’s total risk-based capital ratio would remain unchanged at 12.54% and the Company Tier 1 leverage ratio would decrease from 7.44% to 6.92%. The new quantitative limits, if adopted in the form proposed, will be fully effective March 31, 2007.

Financial Instruments with Liability and Equity Characteristics

In May 2003, the FASB issued SFAS Statement of Financial Accounting Standards (SFAS) No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This Statement establishes standards for classifying and measuring certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. The provisions of SFAS No. 150 became effective June 1, 2003, for all financial instruments created or modified after May 31, 2003, and otherwise became effective as of July 1, 2003. The adoption of this standard did not have a material impact on the Company’s financial statements.

Mortgage Loan Interest Rate Lock Commitments

The Securities and Exchange Commission staff released Staff Accounting Bulletin (SAB) 105, Loan Commitments Accounted for as Derivative Instruments. SAB 105 requires that a lender should not consider the expected future cash flows related to loan servicing or include any internally developed intangible assets, such as customer-related intangible assets, in determining fair value of loan commitments accounted for as derivatives. Companies will be required to adopt SAB 105 effective no later than for commitments entered into after March 31, 2004. The requirements of SAB 105 will apply to the Company’s mortgage loan interest rate lock commitments related to loans held for sale. The Company will adopt SAB 105 as of April 1, 2004 and anticipates that application of this guidance will have no significant impact on the Company’s results of operations and financial position as it has historically not entered into a significant amount of such commitments.

Woodforest Financial Group, Inc. and Subsidiaries

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three Months Ended March 31, 2004 and 2003 and as of December 31, 2003

NOTE C—CRITICAL ACCOUNTING POLICIES

The Company’s accounting policies are integral to understanding our reported results. The Company’s significant accounting policies are described in detail in Note A to the Company’s consolidated financial statements. The policies related to the allowance for loan losses and the amortization periods for purchased merchant portfolios require a significant amount of subjective and complex judgment and number of assumptions by the Company’s management. Because of the nature of the judgments and assumptions made by the Company’s management, actual results could differ from these judgments and assumptions, which could have a material impact on the Company’s financial condition and results of operations.

Allowance for Loan Losses—The allowance for loan losses is a valuation allowance for probable losses incurred on loans. Loans are charged to the allowance when the loss is confirmed or when a determination is made that a probable loss has occurred on a specific loan. Recoveries are credited to the allowance at the time of recovery. Throughout the year, management estimates the probable level of losses to determine whether the allowance for loan losses is adequate to absorb losses in the existing portfolio. Based on these estimates, an amount is charged to the provision for loan losses and credited to the allowance for loan losses in order to adjust the allowance to a level determined to be adequate to absorb losses. Management’s judgment as to the level of probable losses on existing loans involves the consideration of current economic conditions and their estimated effects on specific borrowers; an evaluation of the existing relationships among loans, potential loan losses and the present level of the allowance; results of examinations of the loan portfolio by regulatory agencies; and management’s internal review of the loan portfolio. In determining the collectibility of certain loans, management also considers the fair value of any underlying collateral. The amount ultimately realized may differ from the carrying value of these assets because of economic, operating or other conditions beyond our control.

Purchased Merchant Account Relationships—The purchased merchant portfolios are intangible assets that have finite lives. The useful lives of these portfolios must be estimated to establish the amortization period. The useful life is evaluated at each reporting period to ensure whether events and circumstances warrant a revision in the remaining useful life.

NOTE D—EARNINGS PER COMMON SHARE

Basic earnings per share (“EPS”) is computed by dividing net income available to common shareholders by the weighted-average number of common shares and potentially dilutive common shares outstanding during the period. Potentially dilutive common shares are computed using the treasury stock method. The entire effect of the dilutive common shares is a result of stock options.

NOTE E—INTANGIBLE ASSETS

The following summarizes the components of intangible assets as of March 31, 2004 and December 31, 2003 (in thousands):

	March 31, 2004	December 31, 2003
Core deposit intangibles	$1,074	$1,074
Merchant account relationships	36,240	36,240

	37,314	37,314
Less accumulated amortization:
Core deposit intangibles	(272)	(245)
Merchant account relationships	(9,798)	(9,151)

	$27,244	$27,918

Woodforest Financial Group, Inc. and Subsidiaries

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three Months Ended March 31, 2004 and 2003 and as of December 31, 2003

Current	period and projected amortization of intangible assets is as follows (in thousands):

Amount
Three months ended March 31, 2004 (actual)	$674
Nine months ending December 31, 2004 (estimate)	2,024
Estimate for the years ending December 31,
2005	2,698
2006	2,698
2007	2,698
2008	2,698

NOTE F—STOCK BASED COMPENSATION

The Company accounts for its stock option plan under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Because the exercise price of the Company’s stock options has equaled or exceeded the market price of the underlying options on the date of grant, no compensation cost has been recognized.

SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, requires pro forma disclosures of net income and earnings per share for companies not adopting the fair value method for stock-based employee compensation. The pro forma disclosures below use the fair value method of SFAS 123 to measure compensation expense for the Company’s stock option plan for the three-month periods ended March 31, 2004 and 2003 (in thousands, except per share amounts):

	2004	2003
Net earnings, as reported	$5,303	$6,262
Total stock-based employee compensation expense determined under fair value based method for awards granted	(46)	(40)

Pro forma net earnings	$5,257	$6,222

Earnings per share:
Basic—as reported	$0.38	$0.45
Basic—pro forma	0.37	0.44
Diluted—as reported	0.37	0.44
Diluted—pro forma	0.37	0.44

NOTE G—SEGMENT INFORMATION

The Company has two reportable operating segments: bank and merchant payment processing services. The Company performs merchant payment processing services through its wholly-owned subsidiary Delta Card. The Company reports the financial position and the results of operations on a consolidated basis. The bank and merchant payment processing services are managed separately because each business requires different marketing strategies and each offers different products and services.

Woodforest Financial Group, Inc. and Subsidiaries

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three Months Ended March 31, 2004 and 2003 and as of December 31, 2003

Summarized below is the financial information by operating segment for the three months ended March 31 (in thousands):

	2004			2003
	Bank	Delta Card	Total	Bank	Delta Card	Total
Net interest income	$11,261	$—	$11,261	$11,129	$—	$11,129
Noninterest income	14,117	20,008	34,125	12,518	17,007	29,525

Total revenue	25,378	20,008	45,386	23,647	17,007	40,654
Provision for loan losses	(860)	—	(860)	(625)	—	(625)
Noninterest expense	(19,901)	(19,322)	(39,223)	(17,287)	(16,480)	(33,767)

Net earnings	$4,617	686	$5,303	$5,735	$527	$6,262

Total assets	$1,377,713	$41,177	$1,418,890	$1,285,245	$36,479	$1,321,724

NOTE H—OFF-BALANCE SHEET COMMITMENTS

In the normal course of business, the Company is party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. Commitments to extend credit were approximately $163.4 million and $138.0 million at March 31, 2004 and December 31, 2003, respectively, which includes approximately $9.9 million and $11.0 million of outstanding standby letters of credit as of those same dates. The weighted average life of the outstanding standby letters of credit at March 31, 2004 was seven months. The Company does not anticipate any material losses as a result of these commitments. The Company has not recorded the fair value of the standby letters of credit in the accompanying financial statements in accordance with FIN 45 as the amount is considered immaterial.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract and have fixed expiration dates or other termination clauses. Some of the commitments are expected to expire without being drawn upon, so that the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The extension of credit is based on management’s credit evaluation of the counter-party. Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment, and income-producing commercial properties.

Standby letters of credit and financial guarantees are written conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved and collateral required in issuing letters of credit are essentially the same as those involved in extending loan facilities to customers.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Woodforest Financial Group, Inc.

We have audited the consolidated balance sheets of Woodforest Financial Group, Inc. and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of earnings and comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Woodforest Financial Group, Inc. and Subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note I to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS 142”) on January 1, 2002.

/s/    Grant Thornton LLP

February 13, 2004 (except for Note X, as to which the date is June 18, 2004)

Houston, Texas

Woodforest Financial Group, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

December 31,

	2003	2002
	(Dollars in thousands, except per share amounts)
ASSETS
Cash and cash equivalents
Cash and due from banks	$107,777	$78,589
Federal funds sold	17,605	16,160

Total cash and cash equivalents	125,382	94,749
Time deposits in other financial institutions	2,467	9,322
Investment securities
Held-to-maturity	11,502	12,007
Available-for-sale	209,840	256,705

Total securities	221,342	268,712
Loans, net of unearned discount	866,459	793,951
Less allowance for loan losses	(10,096)	(8,957)

Net loans	856,363	784,994
Premises and equipment, net	55,316	42,555
Bank owned life insurance	22,390	21,372
Accrued interest receivable	7,722	8,161
Goodwill, net	18,219	11,920
Intangible assets, net	27,918	30,197
Other real estate owned	4,903	944
Other assets	11,251	8,449

	$1,353,273	$1,281,375

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Noninterest-bearing	$274,083	$253,034
Interest-bearing	903,073	876,120

Total deposits	1,177,156	1,129,154
Federal Home Loan Bank advances	10,000	—
Company obligated mandatorily redeemable trust preferred securities of subsidiary trusts	45,000	25,000
Note payable	33,064	33,864
Subordinated debentures payable	3,141	12,756
Accrued interest payable	1,949	2,697
Accounts payable and other liabilities	6,048	1,626

Total liabilities	1,276,358	1,205,097
Preferred stock, $1 par value; authorized 1,000,000 shares—Series A, cumulative; no shares issued and outstanding	—	—
Common stock, $1 par value; authorized 50,000,000 shares; 14,290,712 shares issued and 14,041,510 shares outstanding at December 31, 2003 and 2002	14,291	14,291
Additional paid-in capital	7,856	7,856
Retained earnings	56,638	51,220
Accumulated other comprehensive income	622	5,403

	79,407	78,770
Less common stock in treasury (at cost, 249,202 shares at December 31, 2003 and 2002)	2,492	2,492

Total shareholders’ equity	76,915	76,278

	$1,353,273	$1,281,375

The accompanying notes are an integral part of these statements.

Woodforest Financial Group, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME

Years ended December 31,

	2003	2002	2001
	(Dollars in thousands, except per share amounts)
Interest income
Loans	$56,881	$56,250	$55,678
Investment securities	7,033	10,032	11,836
Federal funds sold	462	823	2,666
Time deposits in other financial institutions	75	564	1,666

Total interest income	64,451	67,669	71,846
Interest expense
Savings, NOW and money market deposits	4,584	6,069	8,973
Time deposits	10,402	14,501	23,150
Federal funds purchased	8	—	—
Note payable	1,174	1,223	1,374
Subordinated debentures	66	667	1,077
Company obligated mandatorily redeemable trust preferred securities of subsidiary trusts	2,730	2,303	2,145

Total interest expense	18,964	24,763	36,719

Net interest income	45,487	42,906	35,127
Provision for loan losses	2,945	3,250	2,200

Net interest income after provision for loan losses	42,542	39,656	32,927
Noninterest income
Service charges on deposit accounts	33,311	25,096	14,354
Other service charges and fees	7,432	6,471	3,363
Merchant income	82,001	72,261	63,499
Gain on sales of loans	1,528	987	—
Gain on sales of investment securities	2,873	4,234	5,449

Total noninterest income	127,145	109,049	86,665
Noninterest expense
Salaries and employee benefits	50,559	42,684	32,531
Net occupancy	7,813	6,916	4,914
Furniture and equipment	6,143	5,524	4,422
Data processing fees—Bank	3,331	2,643	2,119
Merchant processing and interchange fees	48,141	42,312	34,850
Supplies	2,180	1,824	1,990
Professional fees	1,180	1,091	905
Telephone	3,031	2,892	1,729
Postage	1,260	926	630
Security	467	408	470
Amortization of intangible assets	2,694	2,632	3,255
Other	18,867	16,106	16,755

Total noninterest expense	145,666	125,958	104,570

NET EARNINGS	24,021	22,747	15,022

Other comprehensive income
Unrealized holding gain (loss) arising during period	(1,908)	7,856	7,736
Less reclassification adjustment for gains included in earnings	(2,873)	(4,234)	(5,449)

	(4,781)	3,622	2,287

COMPREHENSIVE INCOME	$19,240	$26,369	$17,309

Basic earnings per common share	$1.71	$1.63	$1.07

Diluted earnings per common share	$1.69	$1.62	$1.07

The accompanying notes are an integral part of these statements.

Woodforest Financial Group, Inc. and Subsidiaries

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

Years ended December 31, 2001, 2002 and 2003

	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Unearned compensation restricted stock	Common stock in treasury	Total shareholders’ equity
	Outstanding shares	Amount
	(Dollars in thousands)
Balance at January 1, 2001	13,096,712	$13,706	$1,673	$34,002	$(506)	$(265)	$(4,801)	$43,809
Exercise of stock options	50,550	—	(431)	—	—	—	505	74
Issuance of common stock	94,000	94	861	—	—	—	—	955
Purchase of treasury stock	(702,488)	—	—	—	—	—	(7,025)	(7,025)
Sale of treasury stock	162,480	—	—	—	—	—	1,625	1,625
Issuance of common stock business acquisitions	1,100,000	491	5,708	—	—	—	4,801	11,000
Compensation expense related to restricted stock	—	—	—	—	—	265	—	265
Accumulated other comprehensive income:
Change in unrealized gain on available-for-sale securities	—	—	—	—	2,287	—	—	2,287
Distributions paid on common stock	—	—	—	(7,412)	—	—	—	(7,412)
Net earnings	—	—	—	15,022	—	—	—	15,022

Balance at December 31, 2001	13,801,254	14,291	7,811	41,612	1,781	—	(4,895)	60,600
Exercise of stock options	2,024	—	(14)	—	—	—	20	6
Purchase of treasury stock	(40,200)	—	—	—	—	—	(412)	(412)
Sale of treasury stock	35,510	—	—	—	—	—	364	364
Treasury stock issued in conjunction with redemption of subordinated debentures	242,922	—	59	—	—	—	2,431	2,490
Accumulated other comprehensive income:
Change in unrealized gain on available-for-sale securities	—	—	—	—	3,622	—	—	3,622
Distributions paid on common stock	—	—	—	(13,139)	—	—	—	(13,139)
Net earnings	—	—	—	22,747	—	—	—	22,747

Balance at December 31, 2002	14,041,510	14,291	7,856	51,220	5,403	—	(2,492)	76,278
Accumulated other comprehensive income:
Change in unrealized gain on available-for-sale securities	—	—	—	—	(4,781)	—	—	(4,781)
Distributions paid on common stock	—	—	—	(18,603)	—	—	—	(18,603)
Net earnings	—	—	—	24,021	—	—	—	24,021

Balance at December 31, 2003	14,041,510	$14,291	$7,856	$56,638	$622	$—	$(2,492)	$76,915

The accompanying notes are an integral part of this statement.

Woodforest Financial Group, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31,

	2003	2002	2001
	(Dollars in thousands)
Cash flows from operating activities
Net earnings	$24,021	$22,747	$15,022
Adjustments to reconcile net earnings to net cash provided by operating activities
Depreciation of bank premises and equipment	7,016	6,660	5,251
Amortization of intangible assets	2,694	2,632	3,255
Amortization of premiums, net of accretion of discounts on securities	4,041	3,101	1,335
Compensation expense related to restricted stock	—	—	265
Provisions for loan losses	2,945	3,250	2,200
Gains on sales of available-for-sale securities	(2,873)	(4,234)	(5,449)
Gains on sales of loans	(1,528)	(987)	—
(Gains) losses on sales/disposal of bank premises and equipment	83	(6)	—
(Gains) losses on sales of other real estate owned	32	(43)	—
Changes in assets and liabilities, net of the effects resulting from acquisition of certain branch assets and the assumption of certain liabilities
Increases in accrued interest receivable and other assets	(3,059)	(1,254)	(2,670)
Decreases in accrued interest payable and other liabilities	(526)	(1,939)	254

Net cash provided by operating activities	32,846	29,927	19,463
Cash flows from investing activities
Net increase in cash resulting from acquisition of certain branch assets and the assumption of certain liabilities	—	—	6,360
Cash paid to acquire Merchant account residuals	—	(1,000)	—
Consideration paid related to Merchant Choice Card Services acquisition	(2,100)	—	(11,000)
Decreases in time deposits in other financial institutions	6,855	11,194	(9,555)
Proceeds from maturities of available-for-sale securities	45,427	16,943	25,021
Proceeds from sales of available-for-sale securities	123,210	112,232	187,744
Proceeds from calls of held-to-maturity securities	3,206	—	—
Proceeds from maturities and principal repayments of held-to-maturity securities	1,843	1,439	3,285
Purchases of available-for-sale securities	(127,701)	(110,268)	(306,016)
Purchases of held-to-maturity securities	(4,565)	—	(2,300)
Purchase of deposit premiums	(384)	—	—
Increase in loans, net of the effects resulting from acquisition of certain branch assets and the assumption of certain liabilities	(82,416)	(108,032)	(124,346)
Proceeds from sale of other real estate owned	5,639	1,979	—
Cash paid to purchase bank owned life insurance	—	—	(20,000)
Purchases of bank premises and equipment	(19,859)	(8,701)	(16,672)
Proceeds from the sale of bank premises and equipment	—	17	53

Net cash used in investing activities	(50,845)	(84,197)	(267,426)

Woodforest Financial Group, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

Years ended December 31,

	2003	2002	2001
	(Dollars in thousands)
Cash flows from financing activities
Increase in deposits, net of the effects resulting from acquisition of certain branch assets and the assumption of certain liabilities	$48,002	$46,791	$238,353
Net proceeds from issuance of common stock upon exercise of employee stock options	—	6	74
Proceeds from issuance of junior subordinated debentures	20,000	—	7,500
Trust preferred securities issuance costs	(352)	—	(226)
Proceeds from issuance of common stock	—	—	955
Distributions paid on common stock	(18,603)	(13,139)	(7,412)
Payments to acquire treasury stock	—	(412)	(7,025)
Proceeds from sale of treasury stock	—	364	1,625
Proceeds from issuance of subordinated debentures payable	—	—	1,797
Repayments of subordinated debentures payable	(9,615)	(200)	(1,801)
Proceeds from Federal Home Loan Bank advances	10,000	—	—
Proceeds from borrowings	8,000	6,000	24,876
Repayment of borrowings	(8,800)	(1,100)	(2,903)

Net cash provided by financing activities	48,632	38,310	255,813

Net increase (decrease) in cash and cash equivalents	30,633	(15,960)	7,850
Cash and cash equivalents at beginning of year	94,749	110,709	102,859

Cash and cash equivalents at end of year	$125,382	$94,749	$110,709

Supplemental disclosures of cash flow information
Cash paid during the year for
Interest	$19,712	$25,825	$36,214
Income taxes	—	128	177
Supplemental disclosure for non-cash investing and financing activities:
Transfer of qualified loans to other real estate owned	9,629	1,999	—
Disposal of fully depreciated premises and equipment that are no longer in possession	7,988	—	—
Redemption of subordinated debentures with the issuance of treasury stock	—	2,490	—

The accompanying notes are an integral part of these statements.

Woodforest Financial Group, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2003, 2002 and 2001

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.    General

Woodforest Financial Group, Inc. (the “Company”) is a Texas corporation and financial holding company.

The Company primarily provides traditional banking services through a wholly-owned subsidiary, Woodforest National Bank (the “Bank”). The Bank’s total assets represent approximately 97% in 2003 and 2002 of the Company’s consolidated total assets. The Bank has primarily operated in the Greater Houston area, but through its in-store strategy, has expanded into other markets, including Austin, San Antonio and Dallas/Ft. Worth. Although the Company has a diversified loan portfolio, a substantial portion of its debtors’ ability to honor their contracts is dependent on the economy in the greater Houston area.

The Company also operates two non-bank subsidiaries. Woodforest Financial Services, Inc. (“WFS”) provides non-deposit investment products such as mutual funds and annuities and provides comprehensive employee benefit plans to small and medium-sized businesses. Texas DCS, Ltd. (“Delta Card”) dba Merchant Choice Card Services provides merchant credit card processing through electronic processing systems for a wide range of primarily small, owner-operated businesses.

A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows.

2.    Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Sun Belt Bancshares Corporation (“Sun Belt”), WFS, Woodforest Capital Trust I, Woodforest Statutory Trust II, Woodforest Statutory Trust III, Woodforest Statutory Trust IV, Woodforest Statutory Trust V, Delta Card, and the Bank (collectively referred to as the Company). All material intercompany accounts and transactions have been eliminated in consolidation.

3.    Cash and cash equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and federal funds sold. The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

4.    Investment Securities

At the date of purchase, the Company classifies debt and equity securities into one of three categories: held-to-maturity, trading or available-for-sale. At each reporting date, the appropriateness of the classification is reassessed. Investments in debt securities are classified as held-to-maturity and measured at amortized cost in the financial statements only if management has the positive intent and ability to hold those securities to maturity. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading and measured at fair value in the financial statements with unrealized gains and losses included in earnings. Investments not classified as either held-to-maturity or trading are classified as available-for-sale and measured at fair value in the financial statements with unrealized gains and losses reported as a component of accumulated other comprehensive income. The Company does not have any securities classified as trading securities at December 31, 2003 and 2002.

Woodforest Financial Group, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended December 31, 2003, 2002 and 2001

Gains and losses on the sale of securities are determined using the specific-identification method.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below their carrying value that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses.

Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

5.    Loans

Loans for which management has the ability and intent to hold for the foreseeable future or until maturity or pay off are reported at the principal amount outstanding, net of charge-offs, unearned discounts, purchase discounts, and an allowance for loan losses. Unearned discounts on installment loans are recognized using a method which approximates a level yield over the term of the loans. Interest on other loans is calculated using the simple interest method on the daily balance of the principal amount outstanding.

A loan is identified as impaired when it is probable that interest and principal will not be collected according to the contractual terms of the loan agreement. The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received in excess of the remaining principal balance. Loans are returned to accrual status when payments are brought current and, in management’s judgment, the loan will continue to pay as agreed.

Nonrefundable loan origination and commitment fees and certain direct loan origination costs are recorded when realized and incurred. Management has determined that such policy is not materially different from accounting principles generally accepted in the United States of America, which require that such fees and costs be deferred, and the net amount recognized over the life of the related loans as an adjustment of the yield.

6.    Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely.

The allowance is an amount that management believes will be adequate to absorb losses inherent in existing loans, based on evaluations of the collectibility and prior loss experience of loans. The evaluations take into consideration such factors as changes in the nature and volume of the portfolio, overall portfolio quality, loan concentrations, specific problem loans and current economic conditions that may affect the borrower’s ability to pay.

7.    Premises and Equipment

Premises and equipment are recorded at cost less accumulated depreciation and amortization. Expenditures for improvements are capitalized. Repairs and maintenance are charged to expense as incurred. Depreciation and amortization are calculated using the straight-line method over the estimate useful life of the assets. Any gain or loss resulting from disposition of premises and equipment is reflected in earnings.

Woodforest Financial Group, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended December 31, 2003, 2002 and 2001

8.    Intangible Assets

Intangible assets consist of goodwill and core deposit premiums arising from acquisitions and the rights to fees earned by the merchant accounts. Intangible assets are amortized using the straight-line method over periods up to 15 years. The Company evaluates the intangible assets for impairment on an ongoing basis to determine whether events and circumstances have developed that warrant revision of the estimated benefit periods.

The Company accounts for intangible assets in accordance with SFAS No. 142, which was adopted on January 1, 2002. SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition (i.e., the post-acquisition accounting). The most significant changes made by SFAS 142 are: (1) goodwill and indefinite lived intangible assets are no longer amortized, (2) goodwill will be tested for impairment at least annually at the reporting unit level, (3) the amortization period of intangible assets with finite lives is no longer limited to forty years, and (4) intangible assets deemed to have an indefinite life are tested for impairment at least annually.

Intangible assets that have finite lives continue to be subject to amortization. In addition, the Company must evaluate the remaining useful life each reporting period to determine whether events and circumstances warrant a revision of the remaining period of amortization. If the estimate of an intangible asset’s remaining life is changed, the remaining carrying amount of the intangible asset is amortized prospectively over that revised remaining useful life.

9.    Other Real Estate Owned

Other real estate owned (OREO) is comprised principally of commercial and residential real estate properties obtained in partial or total satisfaction of loan obligations. OREO also includes bank premises qualifying as held for sale under SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. OREO obtained in satisfaction of a loan is recorded at the estimated fair value less anticipated selling costs based upon the property’s appraised value at the date of transfer, with any difference between the fair value of the property and the carrying value of the loan charged to the allowance for loan losses. Bank premises are transferred at the lower of carrying value or estimated fair value less anticipated selling costs. Subsequent changes in value are reported as adjustments to the carrying amount, not to exceed the initial carrying value of the assets at the time of transfer.

Changes in value subsequent to transfer are recorded in other operating expense on the income statement. Gains or losses not previously recognized resulting from the sale of OREO is recognized in other operating expense on the date of sale.

10.    Bank Owned Life Insurance

Bank owned life insurance is carried at an amount that could be realized under the insurance contract. The change in contract value is recorded as an adjustment of the premium paid in determining the expense or income to be recognized under the contract.

11.    Merchant Accounts

Income produced from the Merchant Accounts relates to application fees and transaction fees that include discount, service, statement, club, chargeback and other fees that may be generated from time to time by the merchant business. Merchant Account income is recorded on an accrual basis.

Woodforest Financial Group, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended December 31, 2003, 2002 and 2001

12.    Advertising

Advertising costs generally are expensed as incurred. Such costs, which are included in other operating expenses in the accompanying consolidated statements of earnings and comprehensive income, approximated $1.2 million, $1.6 million and $1.6 million during the years ended December 31, 2003, 2002 and 2001, respectively.

13.    Income Taxes

Income taxes on net earnings are payable personally by the shareholders pursuant to the election under Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for Federal income taxes in the accompanying financial statements.

14.    Earnings Per Share

Basic earnings per common share is calculated by dividing net income available for common shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated by dividing net earnings available for common shareholders by the weighted average number of common and potentially dilutive common shares. The effects of stock options are considered in earnings per share calculations if dilutive, using the treasury stock method.

15.    Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Company enters into off-balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when they are funded or related fees are incurred or received.

16.    Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the life of the purchased merchant account relationships.

17.    Reclassifications

Certain amounts in the accompanying consolidated financial statements and the related notes have been reclassified to conform to the current year presentation. Such reclassifications had no effect on net earnings or total shareholders’ equity.

Woodforest Financial Group, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended December 31, 2003, 2002 and 2001

18.    Stock-Based Compensation

The Company has a stock option plan for officers, directors and key employees. The Company accounts for this plan under APB Opinion No. 25, Accounting for Stock Issued to Employees, under which no compensation cost has been recognized. The following table illustrates the effect on net earnings if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, with the assumptions described in Note P, to its stock-based employee plan.

	2003	2002	2001
	(Dollars in thousands)
Net earnings, as reported	$24,021	$22,747	$15,022
Total stock-based employee compensation expense determined under fair value based method for awards granted	(161)	(142)	(103)

Pro forma net earnings	$23,860	$22,605	$14,919

Pro forma basic earnings per share	$1.70	$1.62	$1.06
Pro forma diluted earnings per share	1.68	1.61	1.06

NOTE B—NEW ACCOUNTING PRONOUNCEMENTS

Accounting for Asset Retirement Obligations

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143 (SFAS 143), Accounting for Asset Retirement Obligations. This statement requires entities to record a liability for the estimated retirement and removal costs of assets used in their business. The liability is recorded at its fair value, with a corresponding asset which is depreciated over the remaining useful life of the long-lived asset to which the liability relates. Period expenses will also be recognized for changes in the original value of the liability as a result of the passage of time and revisions in the undiscounted cash flows required to satisfy the obligation. The provisions of SFAS 143 are effective for fiscal years beginning after June 15, 2002. SFAS 143 did not have a material effect on the financial statements of the Company.

In August 2001, the FASB issued SFAS No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses issues relating to the implementation of SFAS No. 121 (SFAS 121), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and develops a single accounting model, based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. The Company adopted the provisions of SFAS 144 on January 1, 2002. SFAS 144 did not have a material effect on the Company’s consolidated results of operations, financial position or cash flows.

Accounting for Debt Extinguishments

In April 2002, the FASB issued SFAS No. 145 (SFAS 145), Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Among other provisions, SFAS 145 rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt. Accordingly, gains or losses from extinguishment of debt should not be reported as extraordinary items unless the extinguishment qualifies as an extraordinary item under the criteria of Accounting Principles Board Opinion No. 30 (APB 30), Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. Gains or losses from extinguishment of debt that do not meet the criteria of APB 30 should be reclassified to income from continuing operations in all prior periods presented. The provisions of SFAS 145 are effective for fiscal years beginning after May 15, 2002. SFAS 145 did not have a material effect on the financial statements of the Company.

Woodforest Financial Group, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended December 31, 2003, 2002 and 2001

Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement requires entities to recognize costs associated with exit or disposal activities when liabilities are incurred rather than when the entity commits to an exit or disposal plan, as currently required. Examples of costs covered by this guidance include one-time employee termination benefits, costs to terminate contracts other than capital leases, costs to consolidate facilities or relocate employees and certain other exit or disposal activities. This statement is effective for fiscal years beginning after December 31, 2002, and will impact any exit or disposal activities the Company initiates after that date. The Company did not have any activities of this nature during 2003 or 2002.

Stock-Based Employee Compensation

In December 2002, the FASB issued SFAS No. 148 (SFAS 148), Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No. 123, to provide alternative transition methods for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the pro-forma effect on reported results of applying the fair value based method for entities which use the intrinsic value method of accounting. This statement is effective for financial statements for fiscal years ending after December 15, 2002 and is effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002 with earlier application permitted. The Company does not plan a change to the fair-value based method of accounting for stock-based employee compensation and has included the disclosure requirements of SFAS 148 in the accompanying notes to the consolidated financial statements.

Accounting for Guarantees

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires a guarantor entity, at the inception of a guarantee covered by the measurement provisions of the interpretation, to record a liability for the fair value of the obligation undertaken in issuing the guarantee. The Company previously did not record a liability when guaranteeing obligations unless it became probable that the Company would have to perform under the guarantee. Interpretation 45 applied prospectively to guarantees the Company issued or modified subsequent to December 31, 2002, but had certain disclosure requirements effective for interim and annual periods ending after December 15, 2002. Adoption of FIN 45 did not have a material effect on the Company’s financial statements.

Variable Interest Entities

In January 2003, the FASB issued FASB Interpretation 46 (FIN 46), Consolidation of Variable Interest Entities. FIN 46 clarifies the application of Accounting Research Bulletin 51, Consolidated Financial Statements, to certain entities in which voting rights are not effective in identifying the investor with the controlling financial interest. An entity is subject to consolidation under FIN 46 if the investors do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support, are unable to direct the entity’s activities, or are not exposed to the entity’s losses or entitled to its residual returns (“variable interest entities”). Variable interest entities within the scope of FIN 46 will be required to be consolidated by their primary beneficiary. The primary beneficiary of a variable interest entity is determined to be the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected returns, or both.

Woodforest Financial Group, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended December 31, 2003, 2002 and 2001

Management has determined that Woodforest Capital Trust I, Woodforest Statutory Trust II, Woodforest Statutory Trust III, Woodforest Statutory Trust IV, and Woodforest Statutory Trust V (collectively referred to as “Trusts I-V”) qualify as variable interest entities under FIN 46. Trusts I-V issued mandatorily redeemable preferred stock to investors and loaned the proceeds to the Company. Trusts I-V hold, as their sole assets, subordinated debentures issued by the Company. Trusts I-V are currently included in the Company’s consolidated balance sheet and statements of income.

Subsequent to the issuance of FIN 46, the FASB issued a revised interpretation, FIN 46(R), the provisions of which must be applied to certain variable interest entities in the first fiscal year beginning after December 15, 2003. FIN 46(R) will require the Company to deconsolidate Trusts I-V as of January 1, 2004. FIN 46(R) precludes consideration of the call option embedded in the preferred stock when determining if the Company has the right to a majority of Trusts I-V’s expected residual returns. The banking regulatory agencies have not issued any guidance that would change the regulatory capital treatment for the trust-preferred securities issued by Trusts I-V based on the adoption of FIN 46(R). However, as additional interpretations from the banking regulators related to entities such as Trusts I-V become available, management will reevaluate its potential impact to its Tier I capital calculation under such interpretations.

Financial Instruments with Liability and Equity Characteristics

In May 2003, the FASB issued SFAS No. 150 (SFAS 150), Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This Statement establishes standards for classifying and measuring certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. The provisions of SFAS 150 became effective June 1, 2003, for all financial instruments created or modified after May 31, 2003, and otherwise became effective as of July 1, 2003. The adoption of this standard did not have a material impact on the Company’s financial statements.

Postretirement Benefit Disclosures

In December 2003, the FASB revised SFAS No. 132 (SFAS 132), Employers’ Disclosures about Pensions and Other Postretirement Benefits (revised 2003). This Statement retains the disclosures required by the original SFAS 132 and requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension and postretirement plans. The new disclosure requirements are effective for fiscal years ending after December 15, 2003. Adoption of SFAS 132 (revised 2003) had no impact on the Company’s financial statements.

NOTE C—ACQUISITIONS

Merchant Choice Card Services

On February 1, 2001, the Company purchased all of the outstanding equity of Merchant Choice Card Services (MCCS) for $33.0 million. MCCS provides merchant credit card processing through electronic processing systems. The acquisition has been accounted for as a purchase, and, accordingly, the acquired assets and liabilities assumed have been recorded at their estimated fair values at the date of acquisition. The operating results arising from the acquisition are included in the consolidated statement of earnings from the acquisition date. The transaction resulted in the Company acquiring $454,000 in premises and equipment, $1.7 million in other assets, and $1.9 million in other liabilities. The purchase price was paid $11.0 million in cash, $11.0 million in floating prime rate plus 1% subordinated debentures maturing February 1, 2006, and issuance of $11.0 million of the Company’s common stock. The purchase price was allocated based on the fair value of the assets acquired

Woodforest Financial Group, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended December 31, 2003, 2002 and 2001

and liabilities assumed, and the excess of cost over the fair value of the net assets acquired was $32.8 million ($10.8 million of goodwill and $22.0 million of merchant account relationships). The merchant account relationships are being amortized over an average useful life of 13 years using a straight-line method. On November 1, 2002, the Company purchased additional merchant accounts and residuals from a contractor who originates accounts on behalf of MCCS for $1.0 million. The merchant accounts and residuals are being amortized over useful lives of 13 years and 5 years, respectively. Amortization expense related to merchant accounts charged to other operating expenses during 2003 and 2002 was $1.5 million and $1.3 million during 2001.

Within the asset purchase agreement for the purchase of MCCS was an earn-out provision which provided for two future payments of $5.0 million each if established net revenue projections were attained. An amendment to the asset purchase agreement was entered into in January 2003 which provided for three payments of $2.1 million to be paid on January 15th of 2003, 2004 and 2005. These payments are in lieu of the earn-out provision in the original asset purchase agreement. The 2003 payment was made as scheduled and the future payments have been accrued.

Due to the fact that the Company owned and operated MCCS for substantially all of 2001, pro forma data reflecting this purchase as if it had occurred at the beginning of 2001 is not presented because such pro forma results would not vary materially from the Company’s actual results of operations.

Bank Branch Purchases

On November 14, 2003, the Company purchased deposits and certain assets of one bank branch of Sterling Bank. The acquisition has been accounted for as a purchase, and, accordingly, the acquired assets and liabilities assumed have been recorded at their estimated fair values at the date of acquisition. The operating results arising from the acquisition are included in the consolidated statements of earnings from the acquisition date. The transaction resulted in the Company acquiring $200,000 of bank premises which was recorded as Other Real Estate because the Company did not intend to operate from that facility. The transaction also included $193,000 of cash, $22,000 of furniture and equipment, $13.1 million of deposits, $2.0 million of loans, and $20,000 of accrued interest payable. The purchase price was allocated based on the fair value of the assets acquired and liabilities assumed, and the excess of costs over the fair value of the net assets acquired of $384,000, which was separately identified by the Company at the time of purchase as a core deposit intangible, is being amortized over its estimated life.

On November 29, 2001, the Company purchased deposits and certain assets of one bank branch of The American National Bank of Texas. The acquisition has been accounted for as a purchase, and, accordingly, the acquired assets and liabilities assumed have been recorded at their estimated fair values at the date of acquisition. The operating results arising from the acquisition are included in the consolidated statements of earnings from the acquisition date. The transaction resulted in the Company acquiring $6.4 million of cash, $188,000 of bank premises and equipment, $6.9 million of deposits, and $18,000 of accrued interest payable. The purchase price was allocated based on the fair value of the assets acquired and liabilities assumed, and the excess costs over the fair value of the net assets acquired of $350,000, which was separately identified by the Company at the time of purchase as a core deposit intangible, is being amortized over its estimated life.

Pro forma results of operations assuming completion of the bank branch purchases described above have not been presented because such pro forma results are materially consistent with the Company’s actual results of operations for each of the applicable periods.

Woodforest Financial Group, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended December 31, 2003, 2002 and 2001

NOTE D—INVESTMENT SECURITIES

The investment securities have been classified in the consolidated balance sheets according to management’s intent. The carrying amounts of securities and their approximate fair values are as follows (in thousands):

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
December 31, 2003
Available-for-sale
U. S. Treasury securities	$19,963	$87	$—	$20,050
U. S. Government agencies	176,153	777	237	176,693
State and political subdivisions	6,538	15	20	6,533
Other	6,564	—	—	6,564

	$209,218	$879	$257	$209,840

Held-to-maturity
Mortgage-backed securities	$284	$12	$1	$295
State and political subdivisions	11,218	317	—	11,535

	$11,502	$329	$1	$11,830

December 31, 2002
Available-for-sale
U. S. Treasury securities	$38,569	$938	$—	$39,507
U. S. Government agencies	202,497	4,422	—	206,919
Other	10,236	43	—	10,279

	$251,302	$5,403	$—	$256,705

Held-to-maturity
Mortgage-backed securities	$643	$27	$1	$669
State and political subdivisions	11,364	478	—	11,842

	$12,007	$505	$1	$12,511

For the year ended December 31, 2003, the Bank held 17 available-for-sale securities with unrealized losses as follows (in thousands):

	Aggregate unrealized losses	Fair value
U. S. Government agencies (8 securities)	$237	$41,197
State and political subdivisions (9 securities)	20	3,983

	$257	$45,180

All such securities were purchased during 2003 and accordingly, have been in an unrealized loss position less than twelve months.

The losses associated with these securities are largely due to interest rate fluctuations and are considered temporary as they do not reflect any change in the underlying credit quality of the securities. The affected investments are either backed by the U.S. Government or insured.

Woodforest Financial Group, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended December 31, 2003, 2002 and 2001

The amortized cost and fair value of investment securities held-to-maturity and available-for-sale at December 31, 2003, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Held-to-maturity securities		Available-for-sale securities
	Amortized cost	Fair value	Amortized cost	Fair value
	(In thousands)
Due in one year or less	$4,139	$4,189	$82,324	$82,754
Due from one to five years	2,776	2,946	120,075	120,268
Due from five to ten years	2,187	2,278	255	254
Due over ten years	2,116	2,122	—	—
Mortgage-backed securities	284	295	6,564	6,564

	$11,502	$11,830	$209,218	$209,840

Securities with an aggregate book value of approximately $174.0 million and $252.0 million at December 31, 2003 and 2002, respectively, were pledged as collateral to secure public deposits.

Gross realized gains on sales of available-for-sale securities were $2.9 million, $4.2 million and $5.4 million for the years ended December 31, 2003, 2002 and 2001, respectively. Gross realized losses on sales of available-for-sale securities totaled $40,000 during the year ended December 31, 2003. There were no gross realized losses on sales of available-for-sale securities during either 2002 or 2001.

NOTE E—LOANS

Major classifications of loans are as follows at December 31 (in thousands):

	2003	2002
Commercial	$126,208	$133,839
Real estate	446,473	345,477
Consumer	23,914	32,938
Construction	161,824	160,308
Mortgage	70,535	76,798
Other	37,515	44,658

	866,469	794,018
Less: Unearned discount	10	67

	$866,459	$793,951

Impaired loans approximated $2.1 million and $7.7 million at December 31, 2003 and 2002, respectively. The reduction in interest income associated with these loans was not significant. The valuation allowance established for impaired loans is not significant. There were no commitments to lend additional funds to borrowers whose loans were classified as impaired.

All loans to officers, directors and principal shareholders of the Company and associates of such persons are, in the opinion of management, made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans of like quality and risk

Woodforest Financial Group, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended December 31, 2003, 2002 and 2001

of collectibility. The outstanding balances of direct and indirect personal borrowings of executive officers, directors, and principal shareholders of the Company, net of loans secured by certificates of deposit, as of December 31, 2003 and 2002 were approximately $3.9 million and $4.2 million, respectively.

Following is an analysis of activity with respect to these amounts for the years ended December 31 (in thousands):

	2003	2002
Balance at January 1	$4,230	$4,165
New loans	900	3,227
Repayments	(1,254)	(3,162)

Balance at December 31	$3,876	$4,230

The Company committed $3.2 million to Woodforest Plaza, L.L.C., which is building a shopping center where the Bank will have a branch location. The Bank owns a 50% equity interest in Woodforest Plaza, L.L.C. Woodforest Plaza, L.L.C. was not an operating entity during 2003.

NOTE F—ALLOWANCE FOR LOAN LOSSES

A summary of the activity in the allowance for loan losses for the years ended December 31, is as follows (in thousands):

	2003	2002	2001
Balance at beginning of year	$8,957	$7,090	$5,682
Provision for loan losses	2,945	3,250	2,200
Loans charged off	(1,903)	(1,493)	(887)
Recoveries	97	110	95

Balance at end of year	$10,096	$8,957	$7,090

NOTE G—PREMISES AND EQUIPMENT

The Company’s premises and equipment and related accumulated depreciation at December 31, are as follows (dollars in thousands):

	Estimated Useful Lives	2003	2002
Land	-	$11,173	$6,857
Premises	5 - 40	37,921	28,846
Furniture, fixtures and equipment	5 - 10	27,750	30,427
Vehicles	3	1,060	1,383

		77,904	67,513
Less accumulated depreciation		(24,037)	(25,508)

		53,867	42,005
Construction in progress		1,449	550

		$55,316	$42,555

Woodforest Financial Group, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended December 31, 2003, 2002 and 2001

NOTE H—INTANGIBLE ASSETS, NET

The following summarizes the components of intangible assets December 31 (in thousands):

	2003	2002
Core deposit intangibles	$1,074	$690
Merchant account relationships	36,240	36,240

	37,314	36,930
Less accumulated amortization:
Core deposit intangibles	(245)	(171)
Merchant account relationships	(9,151)	(6,562)

	$27,918	$30,197

At December 31, 2003, the projected amortization for the next five years is as follows (in thousands):

Year	Amount
2004	$2,698
2005	2,698
2006	2,698
2007	2,698
2008	2,698

NOTE I—GOODWILL AND LONG-LIVED ASSETS

As previously discussed, the Company adopted SFAS 142 in 2002. SFAS 142 addresses the financial accounting and reporting for goodwill and other acquired intangible assets. In particular, SFAS 142 mandates a fair value approach to assessing the potential impairment of goodwill and other intangibles with indeterminable lives. No impairment was noted for the years ended December 31, 2003, 2002 or 2001. No amortization was recorded in either 2003 or 2002. Prior to the adoption of SFAS 142, goodwill was amortized on a straight line basis over periods up to 15 years. Goodwill amortization of $358,000 was recognized in 2001.

The following reconciliation summarizes the pro forma impact that the adoption of SFAS 142 would have had on the Company’s net income had it been consistently applied to all periods:

	2003	2002	2001
	(In thousands, except per share data)
Net earnings, as reported	$24,021	$22,747	$15,022
Goodwill amortization	—	—	358
Goodwill impairment	—	—	—

Pro forma net earnings	$24,021	$22,747	$15,380

Pro forma earnings per share:
Basic	$1.71	$1.63	$1.10
Diluted	1.69	1.62	1.09

NOTE J—BANK OWNED LIFE INSURANCE

In October 2001, the Company purchased $20.0 million of life insurance, which represents life insurance policies on the lives of certain Bank officers.

Woodforest Financial Group, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended December 31, 2003, 2002 and 2001

NOTE K—INTEREST-BEARING DEPOSITS

Interest-bearing deposits as of December 31, are as follows (in thousands):

	2003	2002
Savings, NOW and money market deposits	$541,844	$506,243
Certificates of deposit and IRAs less than $100,000	262,337	267,807
Certificates of deposit and IRAs of $100,000 or more	98,892	102,070

	$903,073	$876,120

At December 31, 2003, the scheduled maturities of certificates of deposit and IRAs are as follows (in thousands):

Year	Amount
2004	$193,690
2005	79,135
2006	17,691
2007	37,617
2008 and thereafter	33,096

$361,229

At December 31, 2003, net overdrafts of $3.8 million from demand deposits and merchant accounts are classified as loans. The Company holds deposits from public entities. At December 31, 2003, the total deposits of public funds were $67.3 million and the total collateral pledged for these deposits was approximately $174.0 million. Deposit relationships of executive officers, directors and principal shareholders of the Company, as of December 31, 2003 and 2002 were approximately $6.0 million and $6.2 million, respectively.

NOTE L—BORROWINGS

The Company has the following loans at December 31 (in thousands):

	2003	2002
Line of credit with a commercial bank, collateralized by the capital stock of the Company. Interest due quarterly at a rate equal to Wall Street Journal’s prime lending rate less 1% (3.25% at December 31, 2002). Principal of $1,100,000 due quarterly beginning December 2002, with final interest and installment payment due on March 3, 2004.	$—	$33,864

Term loan with a commercial bank, collateralized by the capital stock of the Company. Interest due quarterly at a rate equal to Wall Street Journal’s prime lending rate less 1% (3.00% at December 31, 2003). Principal of $1,100,000 due quarterly beginning December 2002, with final interest and installment payment due on March 3, 2006.	33,064	—

	$33,064	$33,864

Woodforest Financial Group, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended December 31, 2003, 2002 and 2001

The following are maturities of the term loan (in thousands):

Year ending December 31,	Amount
2004 (prepaid in December 2003)	$—
2005	4,400
2006	28,664

$33,064

The Bank has an “Agreement for Advance” with the Federal Home Loan Bank. As of December 31, 2003, the Bank had net borrowing capacity of $86.8 million. At December 31, 2003 the Bank had one outstanding advance for $10.0 million at an interest rate of 2.20% and a maturity date of January 3, 2006. Interest is paid monthly. The Bank also had a letter of credit for $945,000 that expires in May 2004. There were no amounts outstanding at December 31, 2002. The agreement calls for varying interest rates and is collateralized by security agreements and pledge assignments of the Company’s mortgage-related assets.

The Bank has two Federal Fund lines of credit, where maximum available borrowings are $20.0 million each. Both lines of credit are unsecured and have variable interest rates. One line of credit will expire on July 30, 2006 and the other line does not have a stated maturity date. There were no amounts outstanding on the line of credit at December 31, 2003 and 2002.

NOTE M—SUBORDINATED DEBENTURES

Subordinated debentures at December 31, consist of (in thousands):

	2003	2002
Debenture issue; bears interest at floating prime rate minus 1.5%; maturing in 2003 through 2006	$3,141	$3,521
Debenture issue; bears interest at floating prime rate plus 1.0%; maturing in 2006 (Debentures retired early)	—	9,235

	$3,141	$12,756

The debentures are subordinated to any indebtedness of the Company or any guarantee of indebtedness by the Company. The subordinated debentures are redeemable at the Company’s option, in whole or in part, prior to the maturity date, at par, plus accrued interest to the redemption date. Interest on the debentures is payable quarterly.

Aggregate maturities of subordinated debentures payable for its remaining term are as follows (in thousands):

December 31,	Amount
2004	$2,054
2005	260
2006	827

$3,141

Woodforest Financial Group, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended December 31, 2003, 2002 and 2001

NOTE N—COMPANY OBLIGATED MANDATORILY REDEEMABLE TRUST PREFERRED SECURITIES OF SUBSIDIARY TRUSTS

In March 2000, the Company formed Woodforest Capital Trust I, a capital trust formed under the laws of the State of Delaware (the “Trust I”). Trust I issued $10.0 million of 10.88% Trust Preferred Securities and also issued $310,000 of common stock to the Company, and invested the proceeds thereof in the 10.88% Junior Subordinated Deferrable Interest Debentures (the “Trust I Debentures”) issued by the Company. Distributions of interest are payable semi-annually. The Trust I Debentures will mature on March 8, 2030, which may be shortened to a date not earlier than March 8, 2010, if certain conditions are met (including the Company having received prior approval of the Federal Reserve and any other required regulatory approvals). The Trust Preferred Securities will be subject to mandatory redemption if the Trust I Debentures are repaid by the Company. The Trust I Debentures may be prepaid if certain events occur, including a change in the tax status or regulatory capital treatment of the Trust Preferred Securities. In each case, redemption will be made at par, plus the accrued and unpaid distributions thereon through the redemption date.

In September 2000, the Company formed Woodforest Statutory Trust II, a statutory business trust formed under the laws of the State of Connecticut (the “Trust II”). Trust II issued $7.5 million of 10.60% Trust Preferred Securities and also issued $232,000 of common stock to the Company, and invested the proceeds thereof in the 10.60% Junior Subordinated Deferrable Interest Debentures (the “Trust II Debentures”) issued by the Company. Distributions of interest are payable semi-annually. The Trust II Debentures will mature on September 7, 2030, which may be shortened to a date not earlier than September 7, 2010, if certain conditions are met (including the Company having received prior approval of the Federal Reserve and any other required regulatory approvals). The Trust Preferred Securities will be subject to mandatory redemption if the Trust II Debentures are repaid by the Company. The Trust II Debentures may be prepaid if certain events occur, including a change in the tax status or regulatory capital treatment of the Trust Preferred Securities. In each case, redemption will be made at par, plus the accrued and unpaid distributions thereon through the redemption date.

In July 2001, the Company formed Woodforest Statutory Trust III, a statutory business trust formed under the laws of the State of Connecticut (the “Trust III”). Trust III issued $7.5 million of floating rate Trust Preferred Securities and also issued $232,000 of common stock to the Company, and invested the proceeds thereof in the floating rate Junior Subordinated Deferrable Interest Debentures (the “Trust III Debentures”) issued by the Company. The interest rate is reset quarterly and is based on the 3-month LIBOR plus 3.58%. The interest rate at December 31, 2003 was 4.69%. Distributions of interest are payable quarterly. The Trust III Debentures will mature on July 31, 2031, which may be shortened to a date not earlier than July 31, 2006, if certain conditions are met (including the Company having received prior approval of the Federal Reserve and any other required regulatory approvals). The Trust Preferred Securities will be subject to mandatory redemption if the Company repays the Trust III Debentures. The Trust III Debentures may be prepaid if certain events occur, including a change in the tax status or regulatory capital treatment of the Trust Preferred Securities. In each case, redemption will be made at par, plus the accrued and unpaid distributions thereon through the redemption date.

In March 2003, the Company formed Woodforest Statutory Trust IV, a statutory business trust formed under the laws of the State of Connecticut (the “Trust IV”). Trust IV issued $10 million of floating rate Trust Preferred Securities and also issued $310,000 of common stock to the Company, and invested the proceeds thereof in the floating rate Junior Subordinated Deferrable Interest Debentures (the “Trust IV Debentures”) issued by the Company. The interest rate is reset quarterly and is based on the 3-month LIBOR plus 3.25%. The interest rate at December 31, 2003 was 4.39%. Distributions of interest are payable quarterly. The Trust IV Debentures will mature on March 3, 2033, which may be shortened to a date not earlier than March 3, 2008, if certain conditions are met (including the Company having received prior approval of the Federal Reserve and any other required

Woodforest Financial Group, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended December 31, 2003, 2002 and 2001

regulatory approvals). The Trust Preferred Securities will be subject to mandatory redemption if the Company repays the Trust IV Debentures. The Trust IV Debentures may be prepaid if certain events occur, including a change in the tax status or regulatory capital treatment of the Trust Preferred Securities. In each case, redemption will be made at par, plus the accrued and unpaid distributions thereon through the redemption date.

In December 2003, the Company formed Woodforest Statutory Trust V, a statutory trust formed under the laws of the State of Connecticut (the “Trust V”). Trust V issued $10.0 million of floating rate Trust Preferred Securities and also issued $310,000 of common stock to the Company, and invested the proceeds thereof in the floating rate Junior Subordinated Deferrable Interest Debentures (the “Trust V Debentures”) issued by the Company. The interest rate is reset quarterly and is based on the 3-month LIBOR plus 2.90%. The interest rate at December 31, 2003 was 4.08%. Distributions of interest are payable quarterly. The Trust V Debentures will mature on December 4, 2033, which may be shortened to a date not earlier than December 4, 2008, if certain conditions are met (including the Company having received prior approval of the Federal Reserve and any other required regulatory approvals). The Trust Preferred Securities will be subject to mandatory redemption if the Company repays the Trust V Debentures. The Trust V Debentures may be prepaid if certain events occur, including a change in the tax status or regulatory capital treatment of the Trust Preferred Securities. In each case, redemption will be made at par, plus the accrued and unpaid distributions thereon through the redemption date.

NOTE O—SHAREHOLDERS’ EQUITY

Preferred Stock

The Company has 1.0 million authorized shares of $1 par value Series A cumulative preferred stock. The Articles of Incorporation of the Company grants discretion to the Board of Directors to establish a series of preferred stock with such rights, preferences and limitations as may be determined by resolution of the Board. No shares of preferred stock are issued or outstanding at December 31, 2003 and 2002. Subchapter S corporations are restricted to one class of outstanding stock and therefore, the Company currently has no plans to issue any preferred stock.

NOTE P—STOCK COMPENSATION PLANS

Stock option plans

The Company has a stock option plan for certain of its executive officers, directors and key employees. The contractual life of each grant is ten years and the options may be exercised ratably over a vesting period of five to six years.

A summary of the Company’s stock option activity is as follows:

	2003		2002		2001
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding at beginning of year	742,616	$10.10	570,640	$9.70	128,400	$5.30
Granted	503,000	12.25	174,000	11.32	498,640	10.00
Exercised	—	—	2,024	2.78	56,400	3.32
Forfeited	15,000	11.25	—	—	—	—

Outstanding at end of year	1,230,616	10.96	742,616	10.10	570,640	9.69

Options exercisable at end of year	299,112		184,624		8,000

Woodforest Financial Group, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended December 31, 2003, 2002 and 2001

The following table summarizes the weighted average fair value and exercise price per share of options granted during the years ended December 31:

	2003		2002		2001
	Weighted average fair value	Weighted average exercise price	Weighted average fair value	Weighted average exercise price	Weighted average fair value	Weighted average exercise price
Exercise price equals market price at date of grant	$0.44	$12.25	$1.35	$11.32	$1.09	$10.00

The following table summarizes significant information about stock options outstanding and exercisable at December 31, 2003:

	Options outstanding		Options exercisable
Exercise price	Options	Weighted average remaining life	Options	Weighted average exercise price
$ 2.78	21,976	2.8 years	21,976	$2.78
10.00	546,640	7.8 years	250,636	10.00
11.25	135,000	8.3 years	22,500	11.25
11.75	24,000	8.7 years	4,000	11.75
12.00	85,000	9.1 years	—	—
12.30	418,000	9.8 years	—	—

	1,230,616		299,112	$9.59

The Company uses the intrinsic value method of accounting for its plans and does not recognize compensation expense for its stock-based compensation plans other than for options granted with exercise prices of less than the stock’s fair market value at the date of grant.

The fair value of the options at the date of grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions shown below in the years ended December 31:

	2003	2002	2001
Expected life	8 years	8 years	8 years
Interest rate	4.00%	4.25%	5.10%
Volatility	—	—	—
Dividend yield	3.50%	2.50%	1.50%

NOTE Q—COMMITMENTS AND CONTINGENCIES

Lease commitments

At December 31, 2003, the Bank leases certain branch facilities and certain equipment under noncancelable operating leases expiring at various times through 2008. During the years ended December 31, 2003, 2002 and 2001, lease expense was approximately $3.5 million, $2.8 million and $1.9 million, respectively.

Woodforest Financial Group, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended December 31, 2003, 2002 and 2001

The future minimum lease commitments for the operating leases for the next five years are set forth as follows (in thousands):

December 31,	Amount
2004	$3,500
2005	2,937
2006	2,223
2007	1,208
2008	519

$10,387

The Company also leases space to third parties in buildings it owns. During the years ended December 31, 2003, 2002 and 2001, lease income of approximately $308,000, $237,000 and $259,000, respectively, is included in net occupancy expense.

Litigation

The Company and its subsidiaries are involved in certain claims and suits occurring in the ordinary course of business. Management believes that the probable resolution of such claims and suits will not materially affect the consolidated financial condition or results of operations of the Company or the Bank.

Off-balance sheet commitments

In the normal course of business, the Company is party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. Commitments to extend credit were approximately $138.0 million and $151.2 million at December 31, 2003 and 2002, respectively, which includes approximately $11.1 million and $9.9 million of outstanding standby letters of credit. The weighted average life of the outstanding standby letters of credit at December 31, 2003 was six months. The Company does not anticipate any material losses as a result of these commitments. The Company has not recorded the fair value of the standby letters of credit in the accompanying financial statements in accordance with FIN 45 as the amount is considered immaterial.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract and have fixed expiration dates or other termination clauses. Some of the commitments are expected to expire without being drawn upon, so that the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The extension of credit is based on management’s credit evaluation of the counter-party. Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment, and income-producing commercial properties.

Standby letters of credit and financial guarantees are written conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved and collateral required in issuing letters of credit are essentially the same as those involved in extending loan facilities to customers.

Woodforest Financial Group, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended December 31, 2003, 2002 and 2001

NOTE R—BENEFIT PLANS

The Company has an Employee Stock Ownership Plan with 401(k) features (KSOP). Employees become eligible for the KSOP upon completion of six months of service. The employees may choose to invest in the Company stock in addition to other investment options. Employees may make salary reduction contributions up to the lesser of the IRS maximum or 15% of their compensation which is matched by the Company 50%, up to 6% of the employee’s compensation. The IRS maximum for 2003 was $12,000. Employees over 50 years of age were eligible for an additional $2,000 “catch-up” contribution. Matching contributions are directed by the trustees of the Plan. The trustees are currently directing these matching contributions toward purchase of common stock of the Company.

The Company’s contributions to the KSOP are determined annually by the Board of Directors and are allocated based on a participant’s compensation. Employee contributions are automatically 100% vested. Any optional contributions made by the Company, as well as matching contributions, vest ratably over five years. For the years ended December 31, 2003, 2002 and 2001, the Company made contributions to the KSOP of approximately $509,000, $706,000 and $434,000, respectively.

NOTE S—FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values of financial instruments are based on management’s estimates and do not purport to represent the aggregate net fair value of the Company. Further, the fair value estimates are based on various assumptions, methodologies and subjective considerations, which vary widely among different financial institutions and which are subject to change.

The following table presents the approximate carrying amounts and fair values of the Company’s financial instruments at December 31 (in thousands):

	2003		2002
	Carrying Amount	Fair value	Carrying amount	Fair value
Financial assets:
Cash and due from banks	$107,777	$107,777	$78,589	$78,589
Federal funds sold	17,605	17,605	16,160	16,160
Time deposits in other financial institutions	2,467	2,472	9,322	9,351
Investment securities:
Held-to-maturity	11,502	11,830	12,007	12,511
Available-for-sale	209,840	209,840	256,705	256,705
Net loans	856,363	856,700	784,994	794,972
Financial liabilities:
Deposits:
Noninterest-bearing	274,083	244,345	253,034	224,886
Interest-bearing	903,073	873,174	876,120	850,173
Borrowings	91,205	96,516	71,620	80,723

The following methods and assumptions were used by the Company in estimating financial instrument fair values:

•	Cash and cash equivalents, federal funds purchased/sold

The balance sheet carrying amount approximates fair value.

Woodforest Financial Group, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended December 31, 2003, 2002 and 2001

•	Time deposits in other financial institutions

The fair value of time deposits in other financial institutions is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for investments having similar risk and maturity characteristics.

•	Investment securities held-to-maturity and available-for-sale

The fair values of investment securities are based on quoted market prices from securities dealers. If quoted market prices are not available, fair value estimates may be based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

•	Loans

The fair value of loans is estimated for segregated groupings of loans with similar financial characteristics. Loans are segregated by type such as commercial, commercial real estate, residential mortgage, and consumer loans. Each of these categories is further subdivided into fixed and adjustable rate loans and performing and nonperforming loans. The fair value of performing loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the various types of loans. The fair value of nonperforming loans is estimated at the value of the underlying collateral.

•	Deposits

The fair value on noninterest-bearing deposits is calculated by discounting those deposits at market interest rates for the expected life. The market rates are based on FHLB rates and the expected life is the maximum allowed by FDICIA 305 guidelines. The fair value of interest-bearing deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

•	Borrowings

For purposes of this disclosure, borrowings include the Company’s obligations related to the mandatorily redeemable trust preferred securities of subsidiary trusts, Federal Home Loan Bank advances and subordinated debentures payable.

The fair value of the variable borrowings approximates their carrying value because interest is variable and re-prices frequently.

The fair value of the fixed rate borrowings is estimated based on the discounted value of contractual cash flows. The discount rate is estimated using a rate for borrowings having similar risk and maturity characteristics.

•	Off-balance sheet instruments

Estimated fair values for the Company’s off-balance sheet instruments are based on fees, net of related expenses, currently charged to enter into similar agreements, considering the remaining terms of the agreements and the counterparties’ credit standing.

Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. There are significant assets and liabilities that are not considered financial assets or liabilities including premises and equipment and goodwill.

Woodforest Financial Group, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended December 31, 2003, 2002 and 2001

NOTE T—REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Company’s and the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company’s and the Bank’s assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company’s and the Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 Capital (as defined) to average assets (as defined). Management believes, as of December 31, 2003, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

The most recent notification from the regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company and the Bank must maintain minimum Tier 1 (core), Tier 1 risk-based and total risk-based ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank’s category. The Company’s and the Bank’s actual capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
As of December 31, 2003:
Total Capital (to Risk Weighted Assets):
Woodforest Financial Group, Inc.	$109,054	11.2%	$97,703	10.0%	N/A
Woodforest National Bank	$117,612	12.4%	$75,661	8.0%	$94,576	10.0%
Tier I Capital (to Risk Weighted Assets):
Woodforest Financial Group, Inc.	$76,223	7.8%	$39,081	4.0%	N/A
Woodforest National Bank	$107,516	11.4%	$37,830	4.0%	$56,746	6.0%
Tier I Capital (to Average Assets):
Woodforest Financial Group, Inc.	$76,223	5.9%	$38,884	3.0%	N/A
Woodforest National Bank	$107,516	8.4%	$38,298	3.0%	$63,830	5.0%
As of December 31, 2002:
Total Capital (to Risk Weighted Assets):
Woodforest Financial Group, Inc.	$96,629	11.1%	$87,189	10.0%	N/A
Woodforest National Bank	$104,373	12.5%	$66,791	8.0%	$83,489	10.0%
Tier I Capital (to Risk Weighted Assets):
Woodforest Financial Group, Inc.	$73,517	8.4%	$34,875	4.0%	N/A
Woodforest National Bank	$95,416	11.4%	$33,395	4.0%	$50,094	6.0%
Tier I Capital (to Average Assets):
Woodforest Financial Group, Inc.	$73,517	5.8%	$38,059	3.0%	N/A
Woodforest National Bank	$95,416	7.7%	$37,038	3.0%	$61,731	5.0%

Woodforest Financial Group, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended December 31, 2003, 2002 and 2001

NOTE U—Earnings Per Share

The following table shows the amounts used in computing earnings per share (“EPS”) and the weighted average number of shares of dilutive potential common stock at December 31 (in thousands):

	2003	2002	2001
Net earnings available to common stockholders used in basic and diluted EPS	$24,021	$22,747	$15,022

Weighted average common shares used in basic EPS	14,042	13,980	14,026
Effect of dilutive common shares—stock options	148	87	42

Weighted average common and potential dilutive common shares used in diluted EPS	14,190	14,067	14,068

NOTE V—Segment Information

The Company has two reportable operating segments: bank and merchant payment processing services. The Company performs merchant payment processing services through its wholly-owned subsidiary Delta Card. The Company reports the financial position and the results of operations on a consolidated basis. The bank and merchant payment processing services are managed separately because each business requires different marketing strategies and each offers different products and services.

Summarized below is the financial information by operating segment for the years ended December 31 (in thousands):

	2003			2002			2001
	Bank	Delta Card	Total	Bank	Delta Card	Total	Bank	Delta Card	Total
Net interest income	$45,487	$—	$45,487	$42,906	$—	$42,906	$35,127	$—	$35,127
Noninterest income	51,250	75,895	127,145	42,605	66,444	109,049	29,076	57,589	86,665

Total revenue	96,737	75,895	172,632	85,511	66,444	151,955	64,203	57,589	121,792
Provision for loan losses	(2,945)	—	(2,945)	(3,250)	—	(3,250)	(2,200)	—	(2,200)
Noninterest expense	(72,264)	(73,402)	(145,666)	(61,240)	(64,718)	(125,958)	(48,112)	(56,458)	(104,570)

Net earnings	$21,528	$2,493	$24,021	$21,021	$1,726	$22,747	$13,891	$1,131	$15,022

Total assets	$1,311,159	$42,114	$1,353,273	$1,246,155	$35,220	$1,281,375	$1,183,017	$35,618	$1,218,635

Woodforest Financial Group, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended December 31, 2003, 2002 and 2001

NOTE W—Selected Consolidated Quarterly Financial Data (Unaudited)

The table below sets forth unaudited financial information for each quarter of the last two fiscal years.

	Quarter Ended 2003
	December 31	September 30	June 30	March 31
	(Dollars in thousands, except per share data)

Interest income	$15,925	$16,272	$16,042	$16,212
Interest expense	4,256	4,536	5,089	5,083

Net interest income	11,669	11,736	10,953	11,129
Provision for loan losses	675	675	970	625

Net interest income after provision for loan losses	10,994	11,061	9,983	10,504
Noninterest income	33,542	32,612	31,466	29,525
Noninterest expense	38,974	37,426	35,499	33,767

Net earnings	$5,562	$6,247	$5,950	$6,262

Earnings per share:
Basic	$0.40	$0.44	$0.42	$0.45

Diluted	$0.39	$0.44	$0.42	$0.44

	Quarter Ended 2002
	December 31	September 30	June 30	March 31
	(Dollars in thousands, except per share data)

Interest income	$16,922	$16,487	$17,449	$16,811
Interest expense	5,671	6,157	6,275	6,660

Net interest income	11,251	10,330	11,174	10,151
Provision for loan losses	875	1,250	675	450

Net interest income after provision for loan losses	10,376	9,080	10,499	9,701
Noninterest income	28,312	29,066	27,261	24,410
Noninterest expense	33,335	31,851	31,639	29,133

Net earnings	$5,353	$6,295	$6,121	$4,978

Earnings per share:
Basic	$0.38	$0.45	$0.44	$0.36

Diluted	$0.38	$0.45	$0.43	$0.36

NOTE X—SUBSEQUENT EVENTS

On June 18, 2004, the Company filed a registration statement on Form S-1 to register initial public offering of common stock with the Securities and Exchange Commission. Immediately prior to the initial public offering, the Company plans to distribute its previously taxed, but undistributed, S corporation earnings to its existing shareholders, to spin-off Delta Card to its shareholders as of a record date prior to completion of the offering and to voluntarily revoke its Subchapter S corporation election.

Woodforest Financial Group, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended December 31, 2003, 2002 and 2001

NOTE Y—PARENT COMPANY

The following are separate condensed financial statements for Woodforest Financial Group, Inc.—Parent Company as of and for the years ended December 31.

Woodforest Financial Group, Inc.

(Parent Only)

BALANCE SHEETS

December 31,

	2003	2002
	(In thousands)
ASSETS
Cash and cash equivalents	$5,105	$6,662
Investment in subsidiaries	156,087	140,102
Investment in Woodforest Capital Trust I	310	310
Investment in Woodforest Statutory Trust II	232	232
Investment in Woodforest Statutory Trust III	232	232
Investment in Woodforest Statutory Trust IV	310	—
Investment in Woodforest Statutory Trust V	310	—
Goodwill	1,401	1,401
Prepaid trust preferred issuance costs	1,047	726
Other assets	20	—

	$165,054	$149,665

LIABILITIES AND SHAREHOLDERS’ EQUITY
Note payable	$33,064	$33,864
Subordinated debentures	3,141	12,756
Junior subordinated debentures	46,394	25,774
Accounts payable	4,200	—
Accrued interest payable	922	909
Other liabilities	417	84

Total liabilities	88,138	73,387
Shareholders’ equity:
Preferred stock	—	—
Common stock	14,291	14,291
Additional paid-in capital	7,856	7,856
Retained earnings	56,638	51,220
Accumulated other comprehensive income	623	5,403

	79,408	78,770
Less common stock in treasury—at cost	2,492	2,492

	76,916	76,278

	$165,054	$149,665

Woodforest Financial Group, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended December 31, 2003, 2002 and 2001

Woodforest Financial Group, Inc.

(Parent Only)

STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME

Years ended December 31,

	2003	2002	2001
	(In thousands)

Equity in earnings of subsidiaries	$29,046	$27,983	$20,922
Expenses
Salaries	485	270	518
Interest expense	1,240	1,890	2,451
Amortization expense	31	25	180
Minority expense trust preferred securities	2,730	2,303	2,145
Other expense	539	748	606

Total expenses	5,025	5,236	5,900

NET EARNINGS	24,021	22,747	15,022
Other comprehensive income
Unrealized holding gain arising during period	(1,908)	7,856	7,736
Less reclassification adjustment for gains included in earnings	(2,873)	(4,234)	(5,449)

	(4,781)	3,622	2,287

COMPREHENSIVE INCOME	$19,240	$26,369	$17,309

Woodforest Financial Group, Inc.

(Parent Only)

STATEMENTS OF CASH FLOWS

Years ended December 31,

	2003	2002	2001
	(In thousands)
Cash flows from operating activities:
Net earnings	$24,021	$22,747	$15,022
Adjustments to reconcile net earnings to net cash used in operating activities
Earnings of subsidiaries	(29,046)	(27,983)	(20,922)
Employee stock compensation expense	—	—	265
Amortization of intangible assets	31	25	180
Decreases (increases) in other assets	(20)	12	(12)
(Decreases) increases in accrued interest payable	13	(490)	627
(Decreases) increases in other liabilities	334	(641)	631

Net cash used in operating activities	(4,667)	(6,330)	(4,209)

Woodforest Financial Group, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended December 31, 2003, 2002 and 2001

Woodforest Financial Group, Inc.

(Parent Only)

STATEMENTS OF CASH FLOWS

Years ended December 31,

	2003	2002	2001
	(In thousands)

Cash flows from investing activities:
Net cash paid to acquire Merchant Choice Card Services	$(2,100)	$—	$(4,440)
Cash paid to acquire Merchant accounts and residuals	—	(1,000)	—
Decrease in loans, net	—	—	2,681
Capital contribution to subsidiaries	—	(1,750)	(10,335)
Distributions from subsidiaries	14,580	22,601	7,363

Net cash provided by investing activities	12,480	19,851	(4,731)
Cash flows from financing activities:
Cash transferred to Bank	—	—	(7,500)
Net proceeds from issuance of common stock upon exercise of employee stock options	—	6	74
Cash received from loan participations	—	339	—
Trust preferred securities issuance cost	(352)	—	(226)
Proceeds from issuance of common stock	—	—	955
Distributions paid on common stock	(18,603)	(13,139)	(7,412)
Payments to acquire treasury stock	—	(412)	(7,025)
Proceeds from sale of treasury stock	—	364	1,625
Proceeds from issuance of subordinated debentures payable	—	—	1,797
Repayments of subordinated debentures payable	(9,615)	(200)	(1,801)
Proceeds from borrowings	8,000	6,000	24,876
Repayments of borrowings	(8,800)	(1,100)	(2,902)
Proceeds from issuance of junior subordinated debentures	20,000	—	7,732

Net cash used in financing activities	(9,370)	(8,142)	10,193

Net increases (decreases) in cash and cash equivalents	(1,557)	5,379	1,253
Cash and cash equivalents at beginning of year	6,662	1,283	30

Cash and cash equivalents at end of year	$5,105	$6,662	$1,283

Supplemental disclosure of cash flow information
Cash paid during the year for interest (including junior subordinated debentures)	$4,181	$4,683	$3,969
Supplemental disclosure for non-cash financing activities:
Redemption of subordinated debentures with the issuance of treasury stock	—	2,490	—

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    Other Expenses of Issuance and Distribution.

The estimated expenses paid by Woodforest Financial Group, Inc. (the “Company”) in connection with the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions, are as follows:

Securities and Exchange Commission Registration Fee		$12,670
National Association of Securities Dealers, Inc. Filing Fee	$	*
Nasdaq National Market Fee		$100,000
Printing Expenses	$	*
Accounting Fees and Expenses	$	*
Legal Fees and Expenses	$	*
State Qualification Expenses (including legal fees and expenses)	$	*
Transfer Agent Fees	$	*
Miscellaneous Expenses	$	*
Total	$	*

*	To be supplied by Amendment.

ITEM 14.    Indemnification of Directors and Officers.

The Company’s Amended and Restated Articles of Incorporation require the Company to indemnify a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding because such person was or is a director or officer of the Company, if it is determined that such person (a) conducted himself in good faith; (b) reasonably believed (i) in the case of conduct in his official capacity as a director or officer of the Company, that his conduct was in the Company’s best interest and (ii) in all other cases, that his conduct was at least not opposed to the Company’s best interests; and (c) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Such determination must be made by (w) a majority of the directors who at the time of the vote are not named defendants or respondents in the proceeding; (x) a majority vote of a committee of the board of directors, if the committee is designated by a majority vote of the directors who at the time of the vote are not named defendants or respondents in the proceeding, and the committee consists solely of directors not named as defendants or respondents in the proceeding; (y) special legal counsel selected either by a majority of the directors who at the time of the vote are not named defendants or respondents in the proceeding or by a committee of the board consisting solely of directors not named as defendants or respondents in the proceeding designated by a majority vote of the directors who at the time of the vote are not named defendants or respondents in the proceeding; or (z) the shareholders in a vote that excludes the shares held by directors who are named defendants or respondents in such proceeding.

The Company’s Amended and Restated Articles of Incorporation require the Company to pay or reimburse expenses incurred by any director or officer in connection with such person’s appearance as a witness or other participation in a proceeding at a time when such person is not a named defendant or respondent in such proceeding. In addition, the Company’s Amended and Restated Articles of Incorporation require the Company to pay or reimburse reasonable expenses incurred by a director or officer who was, is, or is threatened to be made a named defendant or respondent in a proceeding, if the director or officer furnishes the Company with (i) a written statement of his good faith belief that he has met the standard of conduct necessary for indemnification under the Texas Business Corporation Act (the “TBCA”) and (ii) a written undertaking by or on behalf of such officer or director to repay the amount paid or reimbursed by the Company if it is ultimately determined that such person has not met such standards or that indemnification of such person in connection with such proceeding is prohibited because such person is found liable to the Company or is found liable on the basis that personal benefit was improperly received by such person in respect of any proceeding in which such person was found liable for willful or intentional misconduct in the performance of his duty to the Company.

The Company’s Amended and Restated Articles of Incorporation provide that the right to indemnification as provided therein is not exclusive of other rights to which an officer or director may be entitled to under any bylaw, agreement, authorization of shareholders or disinterested directors or otherwise.

The Company’s Amended and Restated Articles of Incorporation permit the Company to purchase and maintain insurance on behalf of any officer or director against any liability asserted against such person and incurred by such person in any such capacity or arising out of his status as an officer or director, whether or not the Company would have the power to indemnify such person against such liability under the provisions of the Amended and Restated Articles of Incorporation or the TBCA.

The Amended and Restated Articles of Incorporation of the Company are filed as Exhibit 3.1 to the registration statement.

ITEM 15.    Recent Sales of Unregistered Securities.

During the past three years, the Company sold shares of its common stock to various individuals through private placements and issued shares of common stock upon the exercise of options granted pursuant to its stock option plan. All share and share price amounts have been adjusted to give effect to a four-for-one stock split effective September 12, 2001.

In June 2001 through August 2001, the Company issued an aggregate of 147,600 shares of common stock at $10.00 per share in private placements pursuant to Section 4(2) of the Securities Act of 1933, as amended.

In February 2002 through March 2002, the Company issued an aggregate of 278,432 shares of common stock at $10.25 per share in private placements pursuant to Section 4(2) of the Securities Act of 1933, as amended.

In November 2002, the Company issued 2,024 shares of common stock pursuant to the exercise of stock options at an exercise price of $2.78 per share pursuant to Rule 701 of the Securities Act of 1933, as amended.

In January 2004, the Company issued 100 shares of common stock pursuant to the exercise of stock options at an exercise price of $10.00 per share pursuant to Rule 701 of the Securities Act of 1933, as amended.

In January 2004, the Company issued 8,500 shares of common stock pursuant to the exercise of stock options at an exercise price of $12.00 per share pursuant to Rule 701 of the Securities Act of 1933, as amended.

In April 2004, the Company issued 2,000 shares of common stock pursuant to the exercise of stock options at an exercise price of $11.25 per share pursuant to Rule 701 of the Securities Act of 1933, as amended.

ITEM 16.    Exhibits and Financial Statement Schedules.

(a) List of Exhibits

Exhibit(1)	Description

1.1*	Form of Underwriting Agreement

3.1	Amended and Restated Articles of Incorporation of the Company

3.2	Amended and Restated Bylaws of the Company

4.1*	Specimen certificate representing shares of the Company’s common stock

5.1*	Opinion of Bracewell & Patterson, L.L.P. regarding the legality of the securities being registered

10.1†	Woodforest Bancshares, Inc. Incentive Stock Option and Nonstatutory Stock Option Plan —conformed copy includes amendments through April 17, 2002

10.2†	Woodforest Financial Group, Inc. 2004 Stock Incentive Plan

10.3	Bank Card Service Agreement with Delta Card

21.1	Subsidiaries of the Company

23.1	Consent of Grant Thornton LLP, independent registered public accounting firm of the Company

23.2*	Consent of Bracewell & Patterson, L.L.P. included as part of its opinion filed as Exhibit 5.1 and incorporated herein by reference

24.1	Power of Attorney of Directors and Officers of the Company included on the signature page of this registration statement and incorporated herein by reference

(1)	The Company has other long-term debt agreements that meet the exclusion set forth in Section 601(b)(4)(iii)(A) of Regulation S-K. The Company hereby agrees to furnish a copy of such agreements to the Commission upon request.
*	To be filed by Amendment.
†	Management contract or compensatory plan, contract or arrangement.

(b) Financial Statement Schedules

None. All other schedules for which provision is made in Regulation S-X of the Securities and Exchange Commission are not required under the related restrictions or are inapplicable, and, therefore, have been omitted.

ITEM 17.    Undertakings.

(f) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(i) The undersigned registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The Woodlands, State of Texas on June 18, 2004.

WOODFOREST FINANCIAL GROUP, INC. (Registrant)

By:	/s/ ROBERT E. MARLING, JR.
Robert E. Marling, Jr. Chief Executive Officer and Chairman of the Board

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert E. Marling, Jr. and Michael H. Richmond and each of them to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign and file any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every other act on behalf of the undersigned required to be done in connection therewith.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following person in the capacities and on the dates indicated.

Signature	Title	Date

/s/ ROBERT E. MARLING, JR. Robert E. Marling, Jr.	Chief Executive Officer, Chairman of the Board and Director	June 18, 2004

/s/ MICHAEL H. RICHMOND Michael H. Richmond	President and Chief Financial Officer and Director	June 18, 2004

/s/ GERALD M. GLENN Gerald M. Glenn	Director	June 18, 2004

/s/ E. G. KENDRICK, JR. E. G. Kendrick, Jr.	Director	June 18, 2004

/s/ CHARLES P. MANNING Charles P. Manning	Director	June 18, 2004

/s/ MICHAEL E. ROSE Michael E. Rose	Director	June 18, 2004

EXHIBIT LIST

Exhibits and Financial Statements Schedules.

Exhibit(1)	Description

1.1*	Form of Underwriting Agreement

3.1	Amended and Restated Articles of Incorporation of the Company

3.2	Amended and Restated Bylaws of the Company

4.1*	Specimen certificate representing shares of the Company’s common stock

5.1*	Opinion of Bracewell & Patterson, L.L.P. regarding the legality of the securities being registered

10.1†	Woodforest Bancshares, Inc. Incentive Stock Option and Nonstatutory Stock Option Plan —conformed copy includes amendments through April 17, 2002

10.2†	Woodforest Financial Group, Inc. 2004 Stock Incentive Plan

10.3	Bank Card Service Agreement with Delta Card

21.1	Subsidiaries of the Company

23.1	Consent of Grant Thornton LLP, independent registered public accounting firm of the Company

23.2*	Consent of Bracewell & Patterson, L.L.P. included as part of its opinion filed as Exhibit 5.1 and incorporated herein by reference

24.1	Power of Attorney of Directors and Officers of the Company included on the signature page of this registration statement and incorporated herein by reference

(1)	The Company has other long-term debt agreements that meet the exclusion set forth in Section 601(b)(4)(iii)(A) of Regulation S-K. The Company hereby agrees to furnish a copy of such agreements to the Commission upon request.
*	To be filed by Amendment.
†	Management contract or compensatory plan, contract or arrangement.